NO ACT

PE

2-10-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12025728

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 26 2012

Washington, DC 20549

March 26, 2012

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
rgrossma@skadden.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-26-12

Re: Penn National Gaming, Inc.
Incoming letter dated February 10, 2012

Dear Mr. Grossman:

This is in response to the letters dated February 10, 2012 and March 8, 2012 concerning the shareholder proposal submitted to Penn National by UNITE HERE. We also have received a letter from the proponent dated February 24, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Kate O'Neil
UNITE HERE
koneil@unitehere.org

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Penn National Gaming, Inc.
Incoming letter dated February 10, 2012

The proposal recommends that the board take the steps necessary to amend the company's articles and bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting, with a plurality vote standard retained only for contested director elections.

We are unable to concur in your view that Penn National may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We also are unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Penn National may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(4).

Sincerely,

Joseph McCann
Attorney-Adviser

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March 8, 2012

VIA E-MAIL

U.S. Securities and Exchange
Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Supplement to Letter dated February 10, 2012, Related to Shareholder Proposal of UNITE HERE

Ladies and Gentlemen:

On February 10, 2012, on behalf of Penn National Gaming, Inc. (the "Company"), the Company's co-counsel, Ballard Spahr LLP, submitted a letter (the "No-Action Request") to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's intention to omit UNITE HERE's (the "Proponent/Union") proposal (the "Proposal") from the Company's proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders. This letter is in response to the letter to the Staff, dated February 24, 2012 (the "Response Letter"), submitted by Kate O'Neil on behalf of the Proponent/Union and supplements the No-Action Request.

The No-Action Request set forth our belief that the Proposal should be excluded from the 2012 proxy materials pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of the Proponent/Union's personal grievances against the Company. As described below, the Response Letter contains a number of mischaracterizations, concessions and notable omissions. Essentially, the Proponent/Union asks the Commission to believe that its serial misuse of the shareholder proposal process against the Company is entirely unrelated to its repeated harassment of the same company in a variety of other contexts over seven years. A brief review of the correspondence filed to date and reference to certain key and undisputed events, however, should lead to a very different and logical conclusion—that the events are intimately related.

I. Background of Proponent/Union's Corporate Campaign Against the Company

The Company has been publicly traded since 1994 and had no notable contact with the Proponent/Union until approximately 2005. At that time, the Company refused to comply with the Proponent/Union's demand that it enter into a card check arrangement[1] in connection with its upcoming opening of a Pennsylvania casino. The Company's refusal to acquiesce to the card check demand was consistent with the Company's longstanding philosophy that its employees should have the right to make individual choices in a secret ballot election with respect to the establishment of unions.

In September 2006, shortly after the Company's refusal to accept the card check demand and the first of several threats by the Proponent/Union to initiate a corporate campaign[2], the Proponent/Union purchased 135 shares of Company common stock. In addition to the purchase of the Company's common stock by the Proponent/Union, this card check demand set off a corporate campaign against the Company consisting of a series of antagonistic actions by the Proponent/Union, which are described in detail in the No-Action Request and the no-action request letter submitted to the Commission in 2011 (the "2011 No-Action Request") (in particular, see pages 3 through 5 of the 2011 No-Action Request). We believe that the sequence of these actions and the purchase of the Company's stock were not at all coincidental. Similarly, we do not believe that it is a coincidence that the Proponent/Union purchased scarcely more than the minimum amount of stock required to be eligible to submit shareholder proposals under Rule 14a-8. In fact, the Proponent/Union promptly submitted its first shareholder proposal in

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1 A card check arrangement permits a union to be recognized as the bargaining agent for a company's employees without a secret ballot process and all but ensures union representation of a workforce.

2 According to a publication by the U.S. Chamber of Commerce, titled Trends in Union Corporate Campaigns, a "'corporate campaign' is an attack by a union on the ability of a company or industry to conduct its routine business. The objective is to generate so much pressure on the 'target' that it will give in to union demands." *See* The U.S. Chamber of Commerce, TRENDS IN UNION CORPORATE CAMPAIGNS, at p. 2, available at http://www.uschamber.com/sites/default/files/reports/union_booklet_final_small.pdf (2005). One of the principal findings of the publication is a recent trend of "increasing and highly strategic use of shareholder resolutions and proxy voting to pressure directors and senior management." *Id.* at p. 5. In other words, the use of shareholder proposals, such as the Proposal, is a tried and true strategy of organized labor to further a corporate campaign against a company where there is a pending labor dispute.

2008 (the very first year when it was eligible to do so). The Proponent/Union has thereafter submitted a shareholder proposal to the Company in each of the following four years. Although the Proponent/Union cites examples of proposals it has submitted at other companies, the Proponent/Union is unable to provide any other example where, as is the case with the Company, it has submitted shareholder proposals in four consecutive years against a single company. The fact that the proposals cited by the Proponent/Union involve gaming (Pinnacle) and hospitality (Hilton and Disney) companies with which the Proponent/Union has had labor disputes serve to underscore our theory on the Proponent/Union's transparent motivations and abuse of the Rule 14a-8 shareholder proposal process. Indeed, based upon a review of shareholder proposals submitted by the Proponent/Union during the last three years, the Proponent/Union only made shareholder proposals at companies with which it was having a labor dispute or against which it was otherwise conducting a corporate campaign.[3]

In the one short year since the Company's 2011 No-Action Request (and the Proponent/Union's evasive denials), the Proponent/Union has undertaken several new actions intended to further its efforts to intimidate the Company and in turn obtain a financially lucrative card check arrangement from the Company. This recent conduct includes attempts by the Proponent/Union to disrupt the Company's operations at its two newest casinos and the submission of the Proposal, the fourth shareholder proposal submitted by the Proponent/Union in as many years. Affiliates of the Proponent/Union also lobbied the Prince George's County Council to pass a zoning law that would have prevented the Company's proposed casino development. Each of these actions must be considered part of the Proponent's larger and continuing corporate campaign against the Company.

II. The Proposal is Part of Proponent's Campaign Against the Company

In the Response Letter, the Proponent/Union proclaims that "[t]here has never been any suggestion by Proponent to the Company that the shareholder proposals are up for exchange for labor relations advantage." Based on the information provided in the No-Action Request and the 2011 No-Action Request, we strongly disagree with this contention.

The Proponent/Union continues to cite cases that it believes stand for the proposition that the existence of a labor dispute is alone not sufficient for the exclusion of a

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3 Based on a review of no-action letters, proxy statements and Georgeson's annual corporate governance reviews, the Proponent/Union has submitted shareholder proposals to the following companies since 2009: the Company, Morgan Stanley, Pinnacle Entertainment, Inc., Prudential Financial, Inc., TJX Companies, Inc., and the Walt Disney Company.

shareholder proposal. However, that proposition is not applicable to shareholder proposals where, as is the case with the Proposal, there exists evidence to demonstrate that the proposals are part of an attempt to seek redress for a personal grievance. *See Dow Jones & Company, Inc.* (January 24, 1994). As described in the Company's earlier correspondence, the Proposal is anything but an acceptable or routine exercise of the Rule 14a-8 shareholder proposal process and instead represents simply one aspect of the Proponent/Union's campaign against the Company which is designed to force the Company to acquiesce to the Proponent/Union's card check demands. Given the litany of conduct undertaken by the Proponent/Union in the seven year campaign waged against the Company, the Company believes that it is simply not possible for the Proponent/Union to argue that its decision to submit the Proposal to the Company was not motivated by the Proponent/Union's desire to enter into a card check arrangement with the Company.

As detailed in the 2011 No-Action Request, which is included as Exhibit B to the No-Action Request, the Staff has recognized that "a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all securities holders, properly may be excluded under paragraph (c)(4) [the predecessor to Rule 14a-8(i)(4)], if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *Exchange Act Release 34-19135* (October 14, 1982) (the "1982 Release"). Furthermore, the Commission recognized in the 1982 Release that enforcement of Rule 14a-8(i)(4) is extremely subjective and "requires the Staff to make determinations essentially involving the motivation of the proponent in submitting the proposal." Indeed, when the Commission adopted significant amendments to Rule 14a-8 in 1998, the Commission considered altering Rule 14a-8(i)(4) to make determinations based on the rule less subjective, but ultimately determined not to do so. *See Exchange Act Release 34-40018* (May 21, 1998) and *Exchange Act Release 34-39093* (September 19, 1997).

Because of the inherent subjectivity in making a determination with respect to Rule 14a-8(i)(4), it is incumbent on the Staff to consider all of the facts presented by an issuer in connection with a no-action request in order to make a determination as to whether a proponent is using Rule 14a-8 "as a tactic designed to redress a personal claim or grievance" that a proponent has against an issuer, even under circumstances where the content of the shareholder proposal appears to be a matter that is of interest to all shareholders.

In light of the uncontested facts presented by the Company—the Proponent/Union's history of submitting shareholder proposals against the Company (as well as other companies with which it has motivations other than those of a shareholder), along with the explicit threats from two different executives of the Proponent/Union in 2005 and

2008 that its national corporate campaign would continue until the Company conceded to the card check demand (*see* pages 3 and 4 of the 2011 No-Action Request)—it should be clear to the Staff that the Proposal is part of the Proponent/Union's larger corporate campaign, and therefore, an attempt to seek redress of the Proponent/Union's personal grievance and further the Proponent/Union's personal interest in obtaining a card check arrangement with the Company. By way of reminder, these explicit threats were made in different meetings by two senior officers of the Proponent/Union, Donald Taylor (General Vice President) and Chris Magoulas (Deputy Director), and their statements unambiguously connect the Proponent/Union's corporate campaign to the Company's reluctance to enter into a card check arrangement. The clarity, source and repeated nature of such explicit threats cannot be overemphasized in a situation where an analysis of the Proponent/Union's motivations is dispositive. In short, the Proponent/Union's motivation for submitting the Proposal simply cannot be seriously debated in light of the facts of this situation.

The Proponent/Union also claims (without the benefit of specific facts or clear affidavits) that, because labor disputes are addressed by one arm of the union and shareholder proposals are addressed by another arm, the Proposal cannot be considered part of the Proponent/Union's campaign against the Company. This is a particularly troubling assertion. Especially when viewed against the backdrop of the explicit threats made by the Proponent/Union's executives, the Company believes that this claim is simply a misrepresentation of the facts.

Nothing in the Response Letter refutes the pre-meditated nature and interconnectedness of the corporate campaign and the Proponent/Union's various shareholder proposals submitted to the Company. An effective rebuttal of the Company's position requires a clearly worded sworn affidavit from Mr. Taylor and Mr. Magoulas that the decision to submit a shareholder proposal to the Company was not part of a coordinated, concerted campaign arising out of the Proponent/Union's efforts to obtain a card check arrangement with the Company (which affidavit has not been forthcoming). Accordingly, at a minimum, the Company believes that Mr. Taylor and Mr. Magoulas should affirm in writing to the Staff that the Proposal is not motivated by, or a part of, the Proponent/Union's corporate campaign.

CONCLUSION

For the reasons described above and in the Company's other submissions to the Commission, the Proposal is simply another attempt to exert pressure on the Company in order to seek redress of a personal grievance particular to Proponent/Union. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(4). We therefore respectfully request that the Staff confirm that it will take no enforcement action if the Company excludes the Proposal from its 2012 proxy materials. The Company would be pleased to provide the Staff with any additional information and answer any questions regarding this letter.

Thank you for your consideration of this letter.

Very truly yours,



Richard J. Grossman

Cc: Carl Sottosanti, Penn National Gaming, Inc.
Kate O'Neil, UNITE HERE

February 24, 2012

Via E-mail

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES & EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Response of Proponent UNITE HERE to Penn National no-action request under Rule 14a-8

Ladies and Gentlemen:

I write on behalf of UNITE HERE ("UNITE HERE" or the "Proponent") in response to the letter from counsel for Penn National Gaming, Inc. ("Penn National" or the "Company") dated February 10, 2012, in which Penn National requests the staff of the Division of Corporate Finance (the "Staff") concur with the Company's request to omit UNITE HERE's shareholder resolution from the Company's 2012 proxy materials. UNITE HERE's shareholder resolution (the "Proposal") requests that the Company amend its bylaws so that directors are elected by a majority of the votes cast in uncontested elections, with a plurality vote standard retained in the case of contested director elections. For the reasons that follow, UNITE HERE respectfully asks the Division to deny the relief Penn National seeks.

Penn National has asked for no-action relief under Rule 14a-8(i)(4), which applies to proposals related to a "personal grievance." In 2011, the Company also made a no-action request based on Rule 14a-8(i)(4) to omit a shareholder resolution submitted by UNITE HERE. The Staff declined to confirm that it would take no enforcement action if the Company omitted the Proponent's proposal. Under Rule 14a-8(g) the Company has the burden to demonstrate that it is entitled to exclude a proposal. The Company has again failed to meet this burden.

In support of the current request, Penn National resubmits the reasons contained in its 2011 No-action Request and provides two additional examples of recent activities that according to the Company demonstrate that the Proponent submitted the Proposal as an attempt to seek redress of a personal grievance. The Company also argues that the Proposal is substantially the same as the shareholder resolution submitted by the Proponent in 2011 and that the Proposal represents the fourth consecutive year that a proposal has been submitted by the Proponent to the Company.

The Staff was correct in rejecting last year's no-action request and nothing material has changed. We address each of the Company's new concerns below.

1. The Proposal is nearly identical to the proposal included on the 2011 Proxy.

Penn National notes that UNITE HERE's resolution submitted for inclusion on the Company's 2012 proxy materials is substantially the same as the resolution the Proponent submitted in 2011. What the Company fails to note is that the 2011 proposal won the majority support of shareholders, with 40,093,181 votes for the reform and 27,444,790 votes against (See Appendix A, PENN 8-K, June 15, 2011). Despite the overwhelming support of its shareholders, the Company's Board of Directors did not implement the recommended change. In response, UNITE HERE submitted a second resolution to adopt a majority vote standard in uncontested director elections to be included in the Company's 2012 Proxy with the intention that if shareholders vote in favor of the resolution a second time it will send an unambiguous message to the Company's Board that shareholders want the Company to implement this corporate governance reform.

The Council of Institutional Investors in a 2011 primer on submitting shareholder proposals instructs that in the case of a winning proposal that is not implemented by a company, "the proponent can always re-file the proposal in the following year, and if a board ignores a majority vote for several years running, proxy advisers may recommend that directors running for re-election not be elected." (See Appendix B, page 14 of "Everything you ever wanted to know about filing a shareholder proposal, but were afraid to ask," Council of Institutional Investors 2011.). Hence repeatedly ignoring the will of shareholders is a legitimate issue in corporate governance.

2. The Proposal represents the fourth consecutive year a proposal has been submitted.

The Company notes that this is the fourth consecutive year that UNITE HERE has submitted a proposal to the Company. The Company claims that this supports the conclusion that the Proponent is using the shareholder proposal process as a tactic to harass the Company and not to further a matter of general interest to shareholders. We offer a different set of conclusions.

In 2008 UNITE HERE submitted a shareholder proposal requesting that the Company redeem any rights under any poison pill (shareholder "rights plan") currently in effect, and not adopt a new such plan unless it was approved by a majority vote of shareholders. After learning that Penn National's rights plan had expired, UNITE HERE withdrew the proposal because its key provision to redeem any rights under the poison pill was no longer relevant after the rights plan expired. The proposal did not appear on the Penn National's 2009 Proxy.

In an independent report issued on May 18, 2009, the proxy advisory service ISS gave Penn National a negative rating on four out of eight corporate governance factors (See Appendix C, ISS Report on Penn National Gaming, Inc., 2009). ISS also noted that the Company has a classified board of directors. Recognizing the corporate governance concerns at Penn National, UNITE HERE submitted in December 2009 a proposal to declassify the board at the Company, a proposal that has been gaining support of shareholders across a variety of companies (see Appendix D, RiskMetrics Group Postseason Report 2009). The proposal received majority support from shareholders at Penn National's 2010 annual meeting; over 44 million votes were cast in favor of the proposal, with less than 22.5 million cast against (see Appendix E, PENN 8-K, June 15, 2010). Despite the recommendation of its shareholders, the Company did not implement the recommended change.

In 2010, the Proponent submitted a different proposal for inclusion in the 2011 proxy also aimed at correcting a corporate governance concern shared by ISS and gaining popularity among shareholders across a variety of companies (see Appendix F, ISS 2010 Postseason Report). As previously noted the Proponent's proposal to adopt a majority vote standard for uncontested director election received majority support from shareholders in 2011. Again, the Company did not implement the recommendation. In response, the Proponent submitted the proposal again in December 2011 for inclusion on the 2012 proxy. If the Company had implemented the changes supported by a majority of shareholders it would not have been necessary for the Proponent to submit the proposal again.

Contrary to Penn National's claim, UNITE HERE has submitted proposals at other companies in multiple years. In both 2004 and 2006, UNITE HERE submitted a shareholder proposal at the Hilton Hotels Corporation; in 2006 shareholders overwhelmingly approved UNITE HERE's proposal. UNITE HERE also has submitted multiple proposals at Disney Corporation.

3. A limited number of proposals have been included in the annual meeting materials of other issuers.

The Company argues that in the past four years a relatively small number of proposals have been submitted by the Proponent to other issuers. The Company claims this supports the conclusion that the Proponent is using the shareholder proposal process as a tactic to harass the Company.

However, the number of the Proponent's proposals appearing on the proxies of other issuers does not represent the full extent of the Proponent's shareholder activism. At some companies UNITE HERE's requests for corporate governance reforms have led to change before the proposal went to a proxy vote. For example in December 2010, UNITE HERE submitted a proposal requesting that the Board of Directors of Pinnacle Entertainment eliminate all supermajority requirements contained in the company's bylaws. At a January 5, 2011 board meeting, Pinnacle Entertainment removed all provisions requiring a supermajority vote of shareholders. In response UNITE HERE withdrew its shareholder proposal because the requested reform was enacted; consequently the proposal did not appear on Pinnacle Entertainment's 2011 Proxy (See Appendix G, UNITE HERE Press Release, January 12, 2011).

In addition, UNITE HERE is a longtime, active member of the Council of Institutional Investors (CII). UNITE HERE actively supports CII's efforts to improve corporate governance in general and board accountability in particular.

4. A local affiliate of UNITE HERE distributed literature to workers at The M Resort prior to the Company's acquisition of the property, and UNITE HERE filed unfair labor practice charges against the Company in Maryland.

The Company points to two recent instances in which local unions affiliated with Proponent engaged in legally-protected union activity: a local affiliate of UNITE HERE distributed literature to workers at The M Resort prior to the Company's acquisition of the property, and UNITE HERE Local 7 filed unfair labor practice charges against the Company in Maryland. The UNITE HERE staff involved with this proposal had nothing to do with those traditional union activities.[1] In recent cases involving shareholder proposals from unions, the Staff has not found the existence of a labor dispute between a union and a company or an active organizing campaign at a company to be sufficient for the exclusion of a proposal under 14a-8(i)(4). See *Dresser-Rand Group* (February 19, 2008), *Cintas* (July 6, 2005), *General Electric Company* (February 3, 2004), and *International Business Machines Corporation* (February 2, 2004), and our analysis of these cases contained in the 2011 correspondence to the SEC following the Company's 2011 No-action Request. None of the lawsuits cited by the Company involved claims under SEC Rule 14a-8, or any other law under which there is a "personal grievance" test.[2]

The Proposal was drafted by Kate O'Neil, a senior research analyst with UNITE HERE, under the supervision of Marty Leary, UNITE HERE's Deputy Director of Capital Stewardship. Neither Ms. O'Neil nor Mr. Leary had any role with respect to either the leaflet at The M Resort or to the filing of the ULP against Penn National in Maryland. As a large international union representing workers throughout the United States and Canada, UNITE HERE's activities are many and varied. The union's activities are carried out by hundreds of international union staff and thousands of local union staff across six industrial divisions. Engagement in activities related to organizing and representing workers by local affiliates of the Proponent is not evidence that the Proponent was motivated by a personal grievance when submitting the Proposal. There has never been any suggestion by Proponent to the Company that shareholder proposals are up for exchange for labor relations advantage.

To the contrary, UNITE HERE's leadership among Penn National shareholders demonstrates that the Proponent's proposals are of general interest to the Company's shareholders. As noted above, shareholders voted in favor of corporate governance reforms proposed by UNITE HERE at each of the past two annual meetings. UNITE HERE also led a successful campaign against the 2007 Employees Long Term Incentive Compensation Plan and the 2007 Long Term Incentive Compensation Plan for Non-Employee Directors of the Company proposed by

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[1] The Company tries to portray the NLRB charge in Perryville as meritless but it presents no evidence of same. In reality the charge led the NLRB to cause Penn National to settle several of the charge allegations with the usual Board remedy of a posted notice promising not to repeat the conduct which violated the NLRA, and the NLRB did not dismiss any of the local union's allegations. A copy of the settlement and notices is submitted with this letter (See Appendix I).

[2] If such court cases were to be considered, Staff would have to also consider the many cases where management attacks on union motives were deemed immaterial, such as Cintas Corp. v. UNITE HERE, 601 F. Supp. 2d 571 (SD NY 2009), aff'd, CA No. 09-1287-CV (CA 2 Dec. 8, 2009); Wackenhut Corp. v. SEIU, 593 F. Supp. 2d 1289 (SD Fla. 2009). If any court opinions are of guidance, it is Prof'l Real Estate Investors, Inc. v. Columbia Pictures Industries, Inc., 508 U. S. 49 (1993) and B E & K Construction v. NLRB, 536 US 516 (2002)(First Amendment protects appeals with objective merit regardless of their motives) and the opinions of Justices Scalia and Rehnquist in Church of Lukumi v City of Hialeah, 508 US 520 (1993)("it is virtually impossible to determine the singular 'motive' of a collective legislative body, [cite], and this Court has a long tradition of refraining from such inquiries, [cites].")

management. Shareholders voted to reject the Company's compensation plan (see Appendix H, PENN 8-K, June 12, 2007). It would thus be inappropriate for Staff to deprive Penn National shareholders of the opportunity to vote on the current governance proposal merely because the "messenger" presenting the proposal is at odds with management in other arenas.

We would be happy to provide you with additional information, or answer any questions you may have. Please do not hesitate to call me at 662-801-2241.

I declare under penalty of perjury of the laws of the United States that the facts set forth above are true and correct.

Sincerely,



Kate O'Neil
Senior Research Analyst
UNITE HERE

Appendix G

January 12, 2011 09:00 AM Eastern Time

Pinnacle Entertainment, Inc. Increases the Rights of Shareholders in Response to Proposal from UNITE HERE

LAS VEGAS--(BUSINESS WIRE)--UNITE HERE issued the following:

"This is a victory for shareholders. The ability of shareholders to exercise their rights without onerous requirements imposed by company insiders is fundamental to good corporate governance. UNITE HERE is pleased that Pinnacle made this change following our proposal."

In a January 5 board meeting, Pinnacle Entertainment Inc. adopted an important corporate governance reform after UNITE HERE proposed the change for a shareholder vote at Pinnacle's 2011 Annual Meeting. The proposal sought the elimination of certain anti-shareholder supermajority requirements in Pinnacle's bylaws. Last week, Pinnacle announced that its Board of Directors approved removing all provisions requiring a supermajority vote of shareholders.

In response to Pinnacle Entertainment's announcement, Marty Leary, UNITE HERE's Deputy Director of Capital Stewardship, said, "This is a victory for shareholders. The ability of shareholders to exercise their rights without onerous requirements imposed by company insiders is fundamental to good corporate governance. UNITE HERE is pleased that Pinnacle made this change following our proposal." UNITE HERE withdrew its shareholder proposal after the requested reform was enacted.

The repeal of supermajority vote provisions has gained the widespread support of shareholders. The proxy advisory service ISS reported that proposals to repeal supermajority voting requirements received over 70% support among shareholders in 2009 and 2010 (ISS, *U.S. Post Season Report*, November 12, 2010). Companies where shareholders have recently passed this reform include Goldman Sachs and Macy's.

Pinnacle Entertainment has a track record of making governance reforms after receiving shareholder proposals. In February 2010, the AFL-CIO notified Pinnacle that it intended to solicit proxies at the Company's next annual meeting. In response, Pinnacle enacted three of the proposed changes including separating the role of CEO and Chairman of the Board, adopting majority voting in director elections, and prohibiting certain tax-gross-ups paid on executive compensation (AFL-CIO, *PRN14A*, filed April 8, 2010).

Activist shareholders will continue to carefully watch executive decision making. In 2010, Pinnacle abandoned plans to build a casino resort in Atlantic City, NJ, having recorded $356.7 million in impairment in connection to its unrealized plans. Also last year Pinnacle surrendered potentially lucrative gaming licenses in Lake Charles, LA and St. Louis, MO. Pinnacle now faces significant potential competition if the Louisiana regulators award the surrendered license to another developer in Lake Charles. The Company is instead pursuing a risky new development project in Baton Rouge, a market that has seen declining gaming revenue each year since 2007.

Contacts

UNITE HERE
Kate O'Neil, 662-801-2241
koneil@unitehere.org

Appendix I

UNI 2285

JUL 18 2011



United States Government

NATIONAL LABOR RELATIONS BOARD
Region 5
103 South Gay Street - 8th Floor
Baltimore, MD 21202-4061

Telephone: (410) 962-2822
Facsimile: (410) 962-2198

July 13, 2011

Kristen Martin, Esq.
International Counsel for UNITE HERE Int.
Davis, Cowell & Bowe, LLP
595 Market Street, Suite 1400
San Francisco, CA 94105

Re: Penn Cecil Maryland, Inc.
d/b/a Hollywood Casino Perryville
Case 05-CA-36357

Dear Ms. Martin:

The settlement agreement executed in the above case has been approved by the Regional Director, and it is now appropriate for Respondent to proceed with the terms of compliance as set forth therein.

A conformed copy of the agreement and a copy of the Notice to Employees are enclosed herewith. Respondent has been directed to post copies of the Notice, signed by an official of the Charged Party, in conspicuous places for a period of 60 consecutive days and to take necessary steps to insure that the Notice is not altered, defaced or covered by other material.

It is expected the compliance period will be completed 60 days from the posting of the Notice. Under normal circumstances, the case will be closed as of that date. If any questions arise concerning compliance with the terms of the settlement agreement, including the posting of the Notice, please give me a call at (410) 962-2864.

Very truly yours,

Emily N. Hunt

Emily Hunt
Compliance Officer

Enclosures

FORM NLRB-4775 (03/11)

UNITED STATES GOVERNMENT
NATIONAL LABOR RELATIONS BOARD, *REGION 5*

SETTLEMENT AGREEMENT

IN THE MATTER OF

Penn Cecil Maryland Inc. d/b/a Hollywood Casino Perryville **CASE 5-CA-36357**

The undersigned Charged Party and the undersigned Charging Party, in settlement of the above matter, and subject to the approval of the Regional Director for the National Labor Relations Board, **HEREBY AGREE AS FOLLOWS:**

POSTING OF NOTICE — Upon approval of this Agreement and receipt of the Notices from the Region, which may include Notices in more than one language as deemed appropriate by the Regional Director, the Charged Party will post immediately in conspicuous places in and about its plant/office, including all places where notices to employees/members are customarily posted, and maintain for 60 consecutive days from the date of posting, copies of the attached Notice (and versions in other languages as deemed appropriate by the Regional Director) made a part hereof, said Notices to be signed by a responsible official of the Charged Party and the date of actual posting to be shown thereon. Notices shall be distributed electronically, if the Charged Party customarily communicates with its employees by such means. In the event this Agreement is in settlement of a charge against a union, the union will submit forthwith signed copies of said Notice to the Regional Director who will forward them to the employer whose employees are involved herein, for posting, the employer willing, in conspicuous places in and about the employer's plant where they shall be maintained for 60 consecutive days from the date of posting. Further, in the event that the charged union maintains such bulletin boards at the facility of the employer where the alleged unfair labor practices occurred, the union shall also post Notices on each such bulletin board during the posting period.

COMPLIANCE WITH NOTICE — The Charged Party will comply with all the terms and provisions of said Notice.

NON-ADMISION - The signing of this agreement by the Charged Party does not constitute an admission that it has violated the Act.

SCOPE OF THE AGREEMENT — This Agreement settles only the allegations in the above-captioned case(s), and does not constitute a settlement of any other case(s) or matters. It does not preclude persons from filing charges, the General Counsel from prosecuting complaints, or the Board and the courts from finding violations with respect to matters which precede the date of the approval of this Agreement regardless of whether such matters are known to the General Counsel or are readily discoverable. The General Counsel reserves the right to use the evidence obtained in the investigation and prosecution of the above-captioned case(s) for any relevant purpose in the litigation of this or any other case(s), and a judge, the Board and the courts may make findings of fact and/or conclusions of law with respect to said evidence.

REFUSAL TO ISSUE COMPLAINT — In the event the Charging Party fails or refuses to become a party to this Agreement, and if in the Regional Director's discretion it will effectuate the policies of the National Labor Relations Act, the Regional Director shall decline to issue a Complaint herein (or a new Complaint if one has been withdrawn pursuant to the terms of this Agreement), and this Agreement shall be between the Charged Party and the undersigned Regional Director. A review of such action may be obtained pursuant to Section 102.19 of the Rules and Regulations of the Board if a request for same is filed within 14 days thereof. This Agreement shall be null and void if the General Counsel does not sustain the Regional Director's action in the event of a review. Approval of this Agreement by the Regional Director shall constitute withdrawal of any Complaint(s) and Notice of Hearing heretofore issued in the above captioned case(s), as well as any answer(s) filed in response.

AUTHORIZATION TO PROVIDE COMPLIANCE INFORMATION AND NOTICES DIRECTLY TO CHARGED PARTY.
Counsel for the Charged Party authorizes the Regional Office to forward the cover letter describing the general expectations and instructions to achieve compliance, a conformed settlement, original notices and a certification of posting directly to the Charged Party. If such authorization is granted, Counsel will be simultaneously served with a courtesy copy of these documents.

Yes SWS (Initials) **No**__________ (Initials)

PERFORMANCE — Performance by the Charged Party with the terms and provisions of this Agreement shall commence immediately after the Agreement is approved by the Regional Director, or if the Charging Party does not enter into this Agreement, performance shall commence immediately upon receipt by the Charged Party of notice that no review has been requested or that the General Counsel has sustained the Regional Director.

The Charged Party agrees that in case of non-compliance by the Charged Party with any of the terms of this Settlement Agreement, which includes the accompanying Notice, and after 14 days notice from the Regional Director of the National Labor Relations Board of such non-compliance without remedy by the Charged Party, the allegations in a Complaint issued with regard to the violations covered by the Settlement Agreement will be deemed admitted. Thereafter, the General Counsel may file a motion for summary judgment with the Board on the allegations of the complaint. The Charged Party understands and agrees that the allegations of the aforementioned complaint will be deemed admitted and its Answer to such complaint will be considered withdrawn. The only issue that may be raised before the Board is whether the Charged Party defaulted on the terms of this Settlement Agreement. The Board may then, without necessity of trial or any other proceeding, find all allegations of the complaint to be true and make findings of fact and conclusions of law consistent with those allegations adverse to the Charged Party, on all issues raised by the pleadings. The Board may then issue an order providing a full remedy for the violations found as is appropriate to remedy such violations. The parties further agree that a U.S. Court of Appeals Judgment may be entered enforcing the Board order ex parte.

NOTIFICATION OF COMPLIANCE — The undersigned parties to this Agreement will each notify the Regional Director in writing what steps the Charged Party has taken to comply herewith. Such notification shall be given within 5 days, and again after 60 days, from the date of the approval of this Agreement. In the event the Charging Party does not enter into this Agreement, initial notice shall be given within 5 days after notification from the Regional Director that no review has been requested or that the General Counsel has sustained the

SETTLEMENT AGREEMENT page 2

RE: Penn Cecil Maryland Inc. d/b/a Hollywood Casino Perryville
Case No. 5-CA-36357

Regional Director. Contingent upon compliance with the terms and provisions hereof, no further action shall be taken in the above captioned case(s).

Charged Party **Penn Cecil Maryland Inc. d/b/a Hollywood Casino Perryville**		Charging Party UNITE HERE, Local 7	
By: (Name and Title) /s/ Marciel Padilla, HR Business Partner	Date: 5/27/2011	By: (Name and Title)	Date:
Recommended By: (Board Agent) /s/ Dennis Randall	Date 6/16/11	Approved By: (Regional Director) /s/ Wayne R. Gold	Date 6/24/11

FORM NLRB-4722
(6-09)


NATIONAL LABOR RELATIONS BOARD

NOTICE TO EMPLOYEES



POSTED PURSUANT TO A SETTLEMENT AGREEMENT APPROVED BY A REGIONAL DIRECTOR OF THE NATIONAL LABOR RELATIONS BOARD

AN AGENCY OF THE UNITED STATES GOVERNMENT

FEDERAL LAW GIVES YOU THE RIGHT TO:

Form, join or assist a union;
Choose representatives to bargain with us on your behalf;
Act together with other employees for your benefit and protection;
Choose not to engage in any of these protected activities.

In recognition of our employees' rights:

WE WILL NOT create the impression among our employees that we are engaging in surveillance of our employees' union activities on behalf of UNITE HERE, LOCAL 7, or any other labor organization.

WE WILL NOT tell employees they are prohibited from talking about union matters while permitting other conversations among employees, or threaten them with discharge for doing so.

WE WILL NOT in any like or related manner, interfere with, restrain, or coerce our employees in the exercise of their rights as guaranteed in Section 7 of the Act.

Penn Cecil Maryland, Inc.
d/b/a Hollywood Casino Perryville
(Respondent)

Dated: ____________ By: ________________________
(Representative) (Title)

The National Labor Relations Board is an independent Federal agency created in 1935 to enforce the National Labor Relations Act. It conducts secret-ballot elections to determine whether employees want union representation and it investigates and remedies unfair labor practices by employers and unions. To find out more about your rights under the Act and how to file a charge or election petition, you may speak confidentially to any agent with the Board's Regional Office set forth below. You may also obtain information from the Board's website: www.nlrb.gov and the toll-free number (866)667-NLRB (6572).

THIS IS AN OFFICIAL NOTICE AND MUST NOT BE DEFACED BY ANYONE

This notice must remain posted for 60 consecutive days from the date of posting and must not be altered, defaced, or covered by any other material. Any questions concerning this notice or compliance with its provisions may be directed to the Board's Office,

National Labor Relations Board, Region 5
103 South Gay Street, 8th Floor, Baltimore, MD 21202
Telephone: (410) 962-2822
Hours of Operation: 8:15 a.m. to 4:45 p.m.

Washington Resident Office
1099 14th Street, NW, Washington, DC 20570
Telephone: (202) 208-3000
Hours of Operation: 8:15 a.m. to 4:45 p.m.

Ballard Spahr LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

Justin P. Klein
Direct: 215.864.8606
Fax: 215.864.9166
kleinj@ballardspahr.com

February 10, 2012

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of UNITE HERE Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

The purpose of this letter is to advise the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that our client, Penn National Gaming, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials") a proposal (the "Proposal") received from UNITE HERE (the "Proponent/Union"). The Company respectfully requests that the Staff concur with the Company's view that, for the reasons stated below, it may exclude the Proposal from its 2012 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), this letter is being submitted not less than eighty (80) days before the Company files its definitive 2012 Proxy Materials with the Commission. A copy of this letter and its attachments is being mailed to the Proponent/Union as notice of the Company's intent to omit the Proposal from the Company's 2012 Proxy Materials. The Company will promptly forward to the Proponent/Union any response to this no-action request that the Staff transmits by email or facsimile transmission to the Company only.

PROPOSAL

The Company received the Proposal on December 30, 2011. The Proposal requests that the Company amend its bylaws to require that the Company's directors be elected by a majority of the votes cast by the Company's shareholders in the election of directors. A copy of the Proposal and related correspondence with the Proponent/Union is attached to this letter as Exhibit A.

For the convenience of the Staff, the text of the Proposal is set forth below:

DMEAST #14544433 v5

Shareholder Proposal for a Majority Vote Standard in Director Elections

RESOLVED, that the shareholders of Penn National Gaming, Inc. (the "Company") recommend that the Board of Directors take the steps necessary to amend the Company's articles and bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained only for contested director elections (that is, when the number of director nominees exceeds the number of board seats).

The supporting statement is continued on Exhibit A.

GROUNDS FOR EXCLUSION

The Proposal should be excluded under Rule 14a-8(i)(4) because the Proposal relates to the redress of the Proponent/Union's personal claims and grievances against the Company, which are not shared by other shareholders at large.

ANALYSIS

On December 30, 2010, the Proponent/Union submitted a nearly identical proposal to the Proposal (the "2011 Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials"). The Company thereafter requested that the Staff confirm that it would take no enforcement action if the Company excluded the Proposal from its 2011 Proxy Materials (the "2011 No-Action Request"). Although the Staff would not confirm that it would take no enforcement action if the Company excluded the 2011 Proposal from its 2011 Proxy Materials, the Company continues to believe that the 2011 Proposal was entirely unrelated to the Proponent/Union's status as a shareholder of the Company and was merely an attempt to seek redress of a personal grievance. Significantly, in all the correspondence related to the 2011 No Action Request, Proponent/Union did not contest the veracity of even one of the numerous instances of harassment raised by Company Accordingly, for the same reasons as are set forth in the 2011 No-Action Request, which is attached to this letter as Exhibit B, and the additional reasons set forth below, the Company believes, more than ever, that this additional Proposal is merely another attempt in a long and continuing series of attempts by the Proponent/Union to seek redress of a personal grievance. Therefore, the Proposal may be excluded from the Company's 2011 Proxy Materials under Rule 14a-8(i)(4).

In addition to the reasons set forth in the 2011 No-Action Request, during the past year, the Proponent/Union has engaged in a number of activities that further demonstrate that the Proponent/Union is merely submitting the Proposal as an attempt to seek redress of a personal grievance. Such activities include:

- In connection with the Company's acquisition of The M Resort in Henderson, Nevada, in May 2011, a local affiliate of the Proponent/Union began distributing provocative literature to employees of The M Resort. The Proponent/Union had not initiated any organization efforts among employees at The M Resort prior to the Company's purchase of The M Resort. The documents distributed by the Proponent/Union, a sample of which is attached to this letter as Exhibit C, were clearly designed to create concern and discontent relative to the Company's ownership of The M Resort, going so far as suggesting, without any factual basis, that the Company would introduce another union to the workplace other than the Proponent/Union.

- In connection with opening of the Company's Hollywood Casino - Perryville facility in Maryland, the Company executed a "Labor Peace Agreement" with three local unions, resulting in the recognition of these labor unions as the bargaining agents for Company employees. Although offered the chance to participate on the identical terms as the other unions, the Proponent/Union refused. Instead, after picketing the casino opening, the Proponent/Union filed an expansive unfair labor practice charge with the NLRB's Region 5, challenging the Company's recognition of the local labor unions and reciting a wide array of other accusations of unlawful assistance to the competing labor unions and unlawful discrimination against the Proponent/Union's supporters. After a thorough investigation, on February 28, 2011, substantially all of the allegations in the charge, especially those challenging the status of the incumbent unions, were dismissed by the NLRB as lacking merit.

Notably, the Proposal represents the fourth consecutive year in which a proposal has been submitted by the Proponent/Union to the Company. In the past four years, to our knowledge based on a search of Commission filings during such period, the Proponent/Union has only submitted six other proposals that were included in the annual meeting materials of other issuers. During that period, despite the fact that Proponent/Union and its affiliates must own shares of numerous public companies, the Company appears to be the only issuer that has been targeted with more than one proposal from the Proponent/Union in its annual meeting materials. The fact that only a limited number of proposals have been included in the annual meeting materials of other issuers and that the Proponent/Union has repeatedly and consecutively submitted proposals to the Company supports our conclusion that the Proponent/Union is merely using the shareholder proposal process as a tactic to harass the Company and not to further a matter of general interest to the Company's shareholders.

It is the Company's hope that the Proponent/Union's continued abuse of the proxy process, particularly when viewed along side of the Proponent/Union's other examples of harassment (described in the 2011 No-Action Request), will cause the Staff to reconsider its 2011 determination and conclude that the Proponent/Union's corporate campaign against the Company represents an attempt to seek redress for a personal grievance. Such a finding by the Commission would be consistent with the recent holdings by Federal Courts which have recognized the legal sufficiency of claims by companies against labor organizations which have targeted them with harassment and corporate campaigns.[1] Unless companies are permitted to omit proposals which are submitted under similar circumstances as the Proposal, it is likely that the Proponent/Union and other unions will be emboldened to further abuse the proxy process to advance personal grievances.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will take no enforcement action if the Company excludes the Proposal from its 2012 Proxy Materials.

The Proponent/Union is respectfully requested to copy the undersigned on any responses it may elect to make to the Commission. The Company would be pleased to provide the Staff with any additional information, and answer any questions regarding this letter. Please do not hesitate to contact me at 215.864.8606 if you require additional information or want to discuss this letter further.

Thank you for your attention to this matter.

Very truly yours,



Justin P. Klein

JPK/ls

cc: Jordan B. Savitch, General Counsel
Carl Sottosanti, Deputy General Counsel

---

1 *See Sodexo Inc. v. Service Employees International Union et al*, No. 1:11-cv-00276, Virginia Eastern (denying motion to dismiss where union launched a concerted and coordinated campaign to force unionization demands on plaintiff); *Smithfield Foods, Inc. v. United Food and Commercial Workers,* 633 F. Supp. 2d 214 (E.D.Va. May 2008) (refusing to grant motion to dismiss claims where corporation alleged that defendant-unions conspired to extort an agreement from corporation to recognize unions as exclusive bargaining agents for hourly employees); *Texas Air Corp. v. Air Line Pilots Association*, No. 88-0804, 1989 WL 146414 (S.D. Fla. July 1989) (holding that plaintiff had stated a claim upon which relief may granted where the plaintiff alleged that the defendant-unions engaged in a concerted illegal campaign to force the plaintiff to sell a subsidiary to the unions); *Titan International, Inc. v. Becker,* 189 F. Supp. 2d 817 (C.D. Ill. Oct. 2001) (denying motion to dismiss claims where defendant-unions engaged in an enterprise with the illegitimate purpose of extorting money and property from the plaintiff-corporation).

Exhibit A

UNITE HERE!

LOCAL 2262

Kate O'Neil
Senior Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676
Tel: (662) 363-1882
Fax: (662) 363-3642
koneil@unitehere.org

December 30, 2011

Robert S. Ippolito
Secretary
Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, Pennsylvania 19610

By Certified Mail and Facsimile

Dear Mr. Ippolito:

I am submitting the enclosed shareholder proposal by UNITE HERE for inclusion in the proxy statement and form of proxy relating to the 2012 Annual Meeting of Stockholders of Penn National Gaming, Inc., pursuant to Rule 14a-8.

I am the authorized agent of UNITE HERE, which has continuously held 135 shares of the Company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date of submitting the proposal. I also wish to affirm that UNITE HERE intends to hold the same shares continuously through the date of the Company's 2012 Annual Meeting of Stockholders. We will be in attendance at the 2012 Annual Meeting to present our proposal.

If you need to reach me regarding this proposal, please use the contact information under my name above. Thank you for your attention to this matter.

Sincerely,



Kate O'Neil
Senior Research Analyst

Enclosure: Shareholder Proposal by UNITE HERE

Shareholder Proposal for a Majority Vote Standard in Director Elections

RESOLVED, that the shareholders of Penn National Gaming, Inc. (the "Company") recommend that the Board of Directors take the steps necessary to amend the Company's articles and bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained only for contested director elections (that is, when the number of director nominees exceeds the number of board seats).

Supporting Statement
The accountability of the Board to its shareholders is integral to the success of our Company. The plurality vote standard is an outdated corporate governance practice that serves to protect entrenched boards and frustrate shareholders' ability to hold directors accountable. The Council of Institutional Investors and ISS support a majority vote standard. ISS reports that this proposal received majority support from shareholders in each of the past four years.

Under the plurality standard, a nominee for the board can be elected with as little as a single vote, even if a substantial majority of the votes cast are "withheld" from the nominee. For this reason, we believe that plurality voting should only be used in contested director elections, and otherwise our Company should change to a majority vote standard. We believe increased accountability is especially needed at our Company.

Board Unresponsive to Shareholder Concerns
In 2011 a majority of Penn shareholders voted in favor of a proposal to adopt a majority vote standard, yet the Board has not implemented the recommended change. In 2010, shareholders voted overwhelmingly to recommend declassification of the Penn Board. The Board's failure to take this action led ISS to recommend that shareholders cast "withhold" votes for all director nominees.

Directors Tied to Executives
Several directors have longstanding ties to the CEO and his family. Cramer is a trustee of the Carlino Family Trust and has sat with Peter D. Carlino on two additional boards. Levy's businesses have bred three race horses with Peter Carlino. Jacquemin was employed by the Carlino Family Corporation in the 1970s.

Excessive Compensation
In 2010, Peter M. Carlino received over $9.4 million in total compensation. Base salaries for three executives are above the tax deductible cap of $1 million. Penn's director compensation is above the median for publicly-traded gaming companies. The personal air travel of executives cost our Company over $266,000 in 2010.

Windfall to Executives with a Change in Control
Penn maintains a single trigger change in control payment that generously pays executives three times their annual base salary and annual cash bonus in the event of a change in control without requiring a subsequent termination to receive payment. ISS has recommended withhold votes

because of the arrangement. Compensation committee members have received substantial withhold votes in recent elections.

We urge shareholders to vote FOR this proposal.

James W. McClelland
Senior Vice President

590 Madison Avenue
11th Floor
New York, NY 10022
direct 212 307 2845
fax 800 858 7358
toll free 800 511 1944
[illegible]

MorganStanley
SmithBarney

December 30, 2011

United Here
Attn: Marty Leary
1775 K Street NW-6th Floor
Washington, DC 20006

To Whom It May Concern:

Please note that Unite Here is the beneficial owner of 135 Penn National Gaming stock and has continuously held these shares for more than one year. If you have any questions about this, please call me at 212-307-2845.

Sincerely,



James W. McClelland

Exhibit B



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 30, 2011

Justin P. Klein
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Re: Penn National Gaming, Inc.
Incoming letter dated February 11, 2011

Dear Mr. Klein:

This is in response to your letters dated February 11, 2011, March 4, 2011, March 17, 2011, and March 25, 2011 concerning the shareholder proposal submitted to Penn National by UNITE HERE. We also have received letters from the proponent dated February 24, 2011 and March 22, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Kate O'Neil
Senior Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676

March 30, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Penn National Gaming, Inc.
Incoming letter dated February 11, 2011

The proposal recommends that the board take the steps necessary to amend the company's bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting, with a plurality vote standard retained for contested director elections.

We are unable to concur in your view that Penn National may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We also are unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Penn National may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(4).

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ballard Spahr
LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

Justin P. Klein
Direct: 215.864.8606
Fax: 215.864.9166
kleinj@ballardspahr.com

March 25, 2011

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Third Supplement to Letter Dated February 11, 2011 Related to the Shareholder Proposal of UNITE HERE

Ladies and Gentlemen:

As a further supplement to the letters submitted on behalf of Penn National Gaming, Inc. (the "Company"), to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), we are submitting this letter in response to UNITE HERE's (the "Proponent") letter to the Staff dated March 22, 2011. The Company has provided to the Staff more than ample proof of the Proponent's sole motive – to attack the Company until it capitulates on the Proponent's demand for a union card check arrangement that will result in substantial additional revenues from the collection of union dues from thousands of the Company's employees. Instead of reciting facts from our earlier correspondence, this letter will briefly address the credibility of the Proponent's arguments. To that end, please consider the following:

1. The Company has provided a detailed chronology demonstrating the personal grievance that justifies omission of the Proponent's shareholder proposal from the Company's proxy statement. Despite several opportunities, the Proponent has not refuted even a single fact presented by the Company. On this issue, the Proponent would ask the Staff to believe its motives are solely to increase shareholder value despite being unable to deny any of the numerous facts presented.

2. The affidavits now offered by the Proponent are (like the ones previously offered) evasive at best. This new set of affidavits merely shows that the Proponent's attacks on the Company are not all undertaken by the same Proponent employees. The affidavits do not address the undisputed facts that comprise the corporate campaign. In addition, conspicuous by its absence is any affidavit from the Proponent's executives who threatened the Company with a corporate campaign. On this point, the Proponent claims that the attacks against the Company are simply coincidental and unrelated. Furthermore, the argument that the proposal was sent by an employee of an affiliated branch of the Proponent does not change the fact that the proposal was submitted by the Proponent, as a

shareholder of the Company, which is an affiliate of the various union-branches that have taken action against the Company.

3. In the Proponent's March 22, 2011 response letter, the Proponent suggests that its "legislative research report" is intended to encourage behavior by the Company that will lead it to greater business success. If that was at all true, the Proponent would have most likely first raised those issues in a private meeting with or in correspondence to the Company, rather than in a widely distributed research report. The Company finds it remarkable that the Proponent had the temerity to represent to any regulatory body, let alone the Commission, that its widespread publication of a misleading research report was somehow intended to improve shareholder value.

The Company would be pleased to provide the Staff with any additional information, and answer any questions regarding this letter. Please do not hesitate to contact me at 215.864.8606 if you require additional information or want to discuss this letter further. Thank you again for your consideration of this matter.

Very truly yours,



Justin P. Klein

JPK/ls

cc: Jordan B. Savitch, General Counsel
Carl Sottosanti, Deputy General Counsel

March 22, 2011

Via E-mail

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES & EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Second Response to Penn National Gaming, Inc's No-action Request Related to Shareholder Proposal from UNITE HERE

Ladies and Gentlemen:

I write on behalf of UNITE HERE in response to Penn National Gaming, Inc.'s ("Penn" or the "Company") second supplemental letter dated March 17, 2011 to its no-action request made in previous letters to the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission dated February 11, 2011 and March 4, 2011. Penn seeks no-action relief under Rule 14a-8(i)(4), which applies to proposals related to a "personal grievance." In Penn's second supplemental letter the Company references a legislative research report circulated at a Maryland legislative committee hearing as evidence that UNITE HERE's shareholder proposal is related to a personal grievance. The contact person identified on the report is Roxie Herberkian. Ms. Herberkian is the president of UNITE HERE Local 7 in Baltimore, Maryland.

As indicated in our previous correspondence, the Proposal and Supporting Statement were drafted and submitted by Kate O'Neil, a senior research analyst with UNITE HERE, under the supervision of Marty Leary, UNITE HERE's Deputy Director of Capital Stewardship. Both Ms. O'Neil and Mr. Leary are employees of UNITE HERE International Union, not UNITE HERE Local 7. Both Ms. O'Neil and Mr. Leary have signed statements under penalty of perjury stating that they did not author or authorize the legislative research report. (See signed statements contained in Appendices A and B.) Likewise, Ms. Herberkian did not direct Ms. O'Neil and Mr. Leary to submit the shareholder proposal. Local 7 was not involved in the submission of UNITE HERE's shareholder proposal.

Furthermore, we do not think it is in the best interest of shareholders for Penn to continue to engage in conflicts with government agencies and elected officials, as detailed in the legislative research report referenced by Penn. Such behavior by Penn could lead to widespread distrust of the Company in an industry where the trust of regulators and the public is required for success. Furthermore, union communication with state legislators is protected by the constitutional right to petition government. It is within the rights of affiliates of UNITE HERE to offer analysis related to legislative issues in Maryland and other jurisdictions. As detailed in our first letter to the SEC, the Staff has not found a labor dispute between a union and a company, nor an active union organizing campaign at a company, to be sufficient for the exclusion of a proposal under 14a-8(i)(4). See *Dresser-Rand Group* (February 19, 2008), *Cintas* (July 6, 2005), *General Electric Company* (February 3, 2004), *International Business Machines Corporation* (February 2, 2004). Staff should deny the relief Penn seeks.

Please do not hesitate to call me at 662-801-2241, if we can provide additional information. As requested in our first letter, if Staff intends to issue a no-action letter we request a personal meeting before Staff does so.

Sincerely,



Kate O'Neil
Senior Research Analyst
UNITE HERE

Appendix A

UNITEHERE!

1775 K Street, NW, Suite 620, Washington, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

I, Kathleen O'Neil, am an employee and representative of UNITE HERE. In my capacity as a senior research analyst for UNITE HERE, I wrote and submitted the shareholder proposal for inclusion on Penn National Gaming, Inc.'s 2011 Proxy. I did not write or authorize the legislative research report titled "Penn National: Broken Promises and Hardball Tactics." UNITE HERE's proposal requests that the Company amend its bylaws to adopt a majority vote standard in director elections, with a plurality vote standard retained in the case of contested director elections. I believe that this proposal will assist shareholders by increasing the accountability of the Board of Directors of the Company to its owners- the shareholders.

I declare under penalty of perjury of the laws of the United States that the foregoing is true and correct. Dated this 22 day of March, 2011.

Kathleen O'Neil



JOHN W. WILHELM, PRESIDENT

GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer; Peter Ward, Recording Secretary; D. Taylor, General Vice President; Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

Appendix B

UNITEHERE!

1775 K STREET, NW, SUITE 620, WASHINGTON, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

I, Marty Leary, am an employee and representative of UNITE HERE. As UNITE HERE's Deputy Director of Capital Stewardship, I oversaw the preparation of UNITE HERE's shareholder proposal submitted for inclusion on Penn National Gaming, Inc.'s 2011 Proxy. I did not authorize or produce the legislative research repott titled "Penn National: Broken Promises and Hardball Tactics." I firmly believe that this proposal to adopt a majority vote standard will benefit the shareholders of Penn National Gaming, Inc., and I believe shareholders of the Company will support this proposal as they have supported other governance reforms in the past, including ones we have proposed.

I declare under penalty of perjury of the laws of the United States that the foregoing is true and correct. Dated this 22nd day of March, 2011.



JOHN W. WILHELM, GENERAL PRESIDENT
EXECUTIVE VICE PRESIDENTS: Mike Casey, Sherri Chiesa, Maria Elena Durazo, Henry Tamarin, D.Taylor, Peter Ward

Ballard Spahr
LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

Justin P. Klein
Direct: 215.864.8606
Fax: 215.864.9166
kleinj@ballardspahr.com

March 17, 2011

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Second Supplement to Letter Dated February 11, 2011 Related to the Shareholder Proposal of UNITE HERE

Ladies and Gentlemen:

By letters dated February 11, 2010 and March 4, 2011 (collectively, the "No-Action Request"), on behalf of Penn National Gaming, Inc. (the "Company"), we requested confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") would not recommend enforcement action if the Company omitted a proposal (the "Proposal") submitted by UNITE HERE (the "Proponent") from the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders. As counsel to the Company, this letter is being submitted to further supplement the No-Action Request and to update the Staff on recent developments involving the Proponent.

The No-Action Request provided an uncontroverted and detailed chronology of the continuing harassment by the Proponent against the Company that formed the basis of our belief that the Proposal should be excluded from the 2011 proxy materials pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of the Proponent's personal claims and grievances against the Company. In addition to all the actions set forth in the No-Action Request, on March 15, 2011, the Proponent distributed the attached self-styled "legislative research report" maliciously disparaging the Company at a Maryland legislative committee hearing on potential subsidies for race tracks, including the Rosecroft Raceway facility recently purchased by the Company out of bankruptcy and for which the redirected and already earmarked subsidies represent a critical building block in re-opening the facility and hiring a new complement of employees (see Exhibit A). The report attempts to paint the Company as dishonest by purporting to accurately describe various past events involving the Company. The Proponent's recitations, however, are rife with intentionally misleading inaccuracies and statements deliberately taken out of context. While the Company certainly will address the inaccuracies of these allegations in the appropriate forum, the mere fact that the Proponent would develop and widely distribute this article speaks volumes about their singular motivation. This latest missive by the Proponent is simply another example of the Proponent's singular focus on trying to coerce the Company into capitulating to its desire to represent (and collect dues from) the Company's employees without the benefit of giving those employees a meaningful option or a secret ballot.

In sum, the Proponent's so-called "research report" provides further support for the Company's No-Action Request, as it demonstrates the Proponent's personal animus against the Company as well as its continued efforts to harm shareholder value. Despite the Proponent's contention that it has an interest in shareholder value (see paragraph 2 of page 3 of the Proponent's letter to the Staff dated February 24, 2011), there is no circumstance under which its "research report" could possibly increase shareholder value. In fact, the report is a direct attempt to damage the Company's operations and growth initiatives in Maryland and across the country thereby directly harming shareholder value. Furthermore, the Proponent's established and repeated efforts to harm shareholder value indicate that the Proponent's sole purpose in owning Company stock, as described in the No-Action Request, is to harass the Company with the additional mechanisms made available to shareholders, such as the shareholder proposal process. The Company believes that the timing of this latest action by the Proponent is particularly curious given that it clearly shows a disregard for shareholder value – directly contrary to the statements made by the Proponent to the Staff in their letter dated February 24, 2011 and in light of the Staff's pending review of the Company's No-Action Request relating to a personal grievance.[1] Moreover, this latest development is virtually dispositive of its retaliatory motive with respect to the Company's detailed exposition of the Proponent's campaign in the No-Action Request and its utter disregard for shareholder value.

On the basis of the foregoing and the Company's No-Action Request, the Company believes that the Proponent's Proposal is simply another attempt to exert pressure on the Company in order to redress and pursue a personal grievance particular to the Proponent, and is therefore excludable under Rule 14a-8(i)(4). Accordingly, we respectfully request that the Staff confirm that it will take no enforcement action if the Company excludes the Proposal from its 2011 proxy materials. The Company would be pleased to provide the Staff with any additional information, and answer any questions regarding this letter. Please do not hesitate to contact me at 215.864.8606 if you require additional information or want to discuss this letter further.

[1] In the Proponent's letter to the Staff dated February 24, 2011, the Proponent stated "[f]urthermore UNITE HERE has a proven track record of working with Penn shareholders to enhance shareholder value."

Thank you for your consideration of this letter, as well as our prior correspondence.

Very truly yours,



Justin P. Klein

JPK/ls

cc: Jordan B. Savitch, General Counsel
Carl Sottosanti, Deputy General Counsel

EXHIBIT A

UNITE HERE!

Penn National: Broken Promises and Hardball Tactics

Legislative Research Report

March 14, 2011

Roxie Herbekian
(301) 651-8526
rherbekian@unitehere.org

Penn National Gaming has a history of breaking promises and using hardball tactics against states and local governments. On February 3rd of this year, Penn National Chairman and CEO Peter Carlino said, "We planted a large flag in Maryland, and we're there for the long haul." But Penn National's commitment to Maryland has been "on" one minute and "off" the next. According to the Washington Post, the pattern of broken promises started in 2007 when Penn National initially committed to buy Rosecroft Raceway, promising that the purchase was "not contingent on the approval of video lottery terminals at the track" Then, Penn National withdrew its offer when the track did not get slots.[ii]

In 2010 Penn National joined in the Maryland Jockey Club's attempt to wrest away a slot license from the Arundel Mills Casino. According to the Baltimore Sun, when the Maryland Lottery Commission discussed taking action in response, Penn National took the unusual step of asking the commission to delay issuing its Perryville license.[iii] By threatening to delay the opening of its Perryville casino, Penn risked depriving the Maryland Education Trust Fund of $6.5 million in revenue from the casino's opening through November 1st, 2010.[iv]

Despite agreeing to the terms before it "planted its flag" in Maryland, Penn National sought to have a competing casino eliminated. Maryland is not a unique case: Penn National has a history of conflict with governments in other jurisdictions, including Ohio, Kansas, and Illinois:

- Penn National is considering moving Raceway Park away from Toledo after promising the city it would keep the track open, according to the *Toledo Blade*
- Penn National is demanding $8 million in annual tax breaks for its casino in Columbus after spending $24 million to win the right to operate slots in the state, according to the *Columbus Dispatch*
- Penn National benefitted from a legislative push to overturn an Illinois Gaming Board ruling requiring it to divest itself of some of its casinos, according to the *St. Louis Post Dispatch*
- Penn National allegedly broke a commitment to build a $250 million casino in Cherokee County, Kansas.

"I Was Basically Lied to"

Rosecroft is not the only race track Penn National suddenly changed its plans for. Penn National owns Raceway Park in Toledo, Ohio, and recently announced that it is investigating the possibility of relocating the racing license. According to the Toledo Blade, fifteen months ago Penn National "unequivocally" stated they "have no plans to close Raceway Park." Toledo District 6 Councilman Lindsay Webb says that "I was basically lied to on the record," by Penn National.[v]

Penn National is apparently trying to squeeze Columbus taxpayers to add to their casino profits

First, Penn National spent over $24 million to back an Ohio State Constitutional Amendment legalizing casinos.[vi] Then, the company asked Columbus for tax breaks for its casino, including $8 million annually to fund road work and other infrastructure for the project.[vii] The request caught the city by surprise: Prior to the referendum legalizing slots in Ohio, Penn National "repeatedly said it would pay for any necessary public improvements," according to the Columbus Dispatch.[viii] The city has so far refused to give Penn National the tax breaks. Now, Penn National says it may oppose Columbus annexing its casino site, costing the city millions of dollars in lost revenues annually. Penn National's site is not covered by Columbus' water and sewer services, according to the Columbus Dispatch. Instead, Penn National filed permit applications with the

Ohio DEP to drill wells to provide water for the casino. [ix] According to the Columbus Dispatch a nearby city was approached by an 'anonymous client' - represented by Penn National's project manager - who wants to truck in 120,000 gallons of raw sewage daily. The Columbus Mayor's spokesman Dan Williamson responded "If they're looking for leverage, maybe something less ridiculous. It doesn't pass the smell test." [x]

Penn National promises compliance with regulatory agreements—until they can get them overturned

As a condition of Penn National's buyout of Argosy Gaming, the Illinois Gaming Board required that Penn National had to sell two riverboats in Illinois. Penn National could ask the board to re-consider. But according to the St. Louis Dispatch, in 2007 a bill filed with the legislature was amended to "overrul[e] state gambling regulators who'd ordered the company to sell." [xi] The legislative effort failed, but ultimately the company got the regulatory decision it wanted and kept the casinos it had promised to divest. [xii]

Penn National "Bailed Out" on Cherokee County

Penn National planned to build a casino in Cherokee County, Kansas. [xiii] On April 9, 2008 the Kansas City Star reported that "Penn National Gaming is pressuring Kansas to back off a requirement in state law that companies invest at least $250 million in state gambling casinos." [xiv] The Associated Press reported that Penn National sought the changes because of competition from a nearby casino owned by the Quapaw tribe. Penn National COO Timothy Wilmott said "we applied before the Quapaw were on anybody's radar screen." [xv] But the record shows that the Quapaw Tribe broke ground for their casino on July 31st, 2007, thirty days before Penn National filed its proposal on August 31st of the same year. [xvi]

The legislature rejected efforts to change the law, and Penn National cancelled the project. According to the Kansas City Star, Penn National argued the casino "required too large an investment." Kansas State Representative Doug Gatewood disagreed, saying "I think they're just making excuses right now." [xvii] Cherokee County sued Penn National on September 11, 2008, seeking $53 million in damages alleging breach of contract. According to the Associated Press two mediation sessions between the parties failed to reach a settlement, and the case will likely go to trial. [xviii]

The Baltimore Sun: "Be skeptical about whether Penn National is the right partner"

After cancelling its deal in 2007, Penn National announced it acquired Rosecroft Raceway on March 1st, 2011. [xix] The Baltimore Sun reports that Penn National wants slots at Rosecroft, and is looking at selling its share of the Maryland Jockey Club. [xx] An editorial in the Baltimore Sun written after Penn National announced its investment in the Jockey Club strikes true – "Horsemen should be skeptical about whether Penn National is the right partner, or if it's just another entity looking to cash in on Maryland slots." [xxi]

---

i Cho, Hanah. "Betting on Maryland." Baltimore Sun 6 Feb. 2011, Business sec.
ii Wagner, John. "Slots Testimony Seen in a New Light." Washington Post Online. 30 Nov. 2007.
iii Fuller, Nicole. "Cecil Slots Might Be Delayed by Claims in Arundel Dispute." Baltimore Sun 17 Sept. 2010.
iv Slots Revenue published by the Maryland State Lottery Commission from Sept. & Oct. 2010
v Messina, Ignazio. "Toledo Councilman Claims Raceway Park Owners Lied." The Blade [Toledo, OH] 21 Jan. 2011
vi Campaign Finance Disclosure filed by Ohio Jobs and Growth Committee.
vii Vitale, Robert. "Casino Builder Now Seeking City Incentives for Its New Site." Columbus Dispatch 24 Oct. 2010
viii Editorial Staff. "Stick to the Deal." Columbus Dispatch 5 Dec. 2010
ix Caruso, Doug. "Casino Can Get Enough Water Via Wells." Columbus Dispatch 1 Dec. 2010.
x Gibson, Elizabeth, and Holly Zachariah. "Trucking Out Sewage a Costly Fix." Columbus Dispatch 25 Jan. 2011
xi McDermott, Kevin. "Casino Owner is Hitting Jackpot." St. Louis Post-Dispatch 1 June 2007.
xii Okon, Bob. "Penn Keeps Hold of Empress." Southtown Star [Chicago, IL] 21 Feb. 2008.
xiii "Penn National Gaming Files Application to Become Lottery Gaming Facility Manager in Southeast Kansas." Business Wire 31 30 Aug. 2007
xiv Alm, Rick. "Penn National Gaming Wants Kansas to Relax $250 Million Investment Rule." Kansas City Star 9 Apr. 2008
xv Ruckman, S.E. "Quapaws Break Ground for Huge Casino, Hotel." *Tulsa World* 1 Aug. 2007.
xvi "Penn National Gaming Files Application to Become Lottery Gaming Facility Manager in Southeast Kansas." Business Wire 31 Aug. 2007
xvii Hanna, John. "PA Company Withdraws Kan. Casino Plan." Associated Press [Topeka, Kan.] 11 Sept. 2008.
xviii "No Deal in Penn National Mediation with KS County." Associated Press [Columbus, KS] 16 Feb. 2011
xix "Penn National Gaming Acquires Rosecroft Raceway in Oxon Hill, Maryland." Business Wire 1 Mar. 2011.
xx Walker, Andrea K. "Penn National Might Give Up Stakes in Some Maryland Tracks." Baltimore Sun 25 Feb. 2011.
xxi Green, Andy. "Penn National Is No Savior for MD Horse Racing." Baltimore Sun Online 7 May 2010

Ballard Spahr LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

Justin P. Klein
Direct: 215.864.8606
Fax: 215.864.9166
kleinj@ballardspahr.com

March 4, 2011

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Supplement to Letter Dated February 11, 2011 Related to the Shareholder Proposal of UNITE HERE

Ladies and Gentlemen:

On February 11, 2010, on behalf of Penn National Gaming, Inc. (the "Company"), we submitted a letter (the "No-Action Request") to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's intention to omit UNITE HERE's (the "Proponent") proposal (the "Proposal") from the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders. This letter is in response to the letter to the Staff, dated February 24, 2011 (the "Response Letter"), submitted by Kate O'Neil on behalf of the Proponent and supplements the No-Action Request.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2011 proxy materials pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of the Proponent's personal claims and grievances against the Company, which are not shared by other shareholders at large. In the Response Letter, the Proponent makes a number of conclusory and unsupported arguments as to why the Proposal should be included in the Company's proxy materials. As described below in further detail, the Proponent's response can most charitably be characterized as evasive as they cleverly seek to hide behind (a) coyly scripted affidavits, (b) a misunderstanding of the applicable rule, and (c) the cloak of being a "shareholder advocate." This letter will briefly highlight the serious shortcomings and misunderstandings of Rule 14a-8(i)(4) in the Proponent's arguments. Following our review of the Response Letter, the Company believes even more strongly that the Proposal should be excluded pursuant to Rule 14a-8(i)(4) and therefore respectfully reiterates our request in the No-Action Request that the Staff concur with the Company's view and confirm it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2011 proxy materials.

I. The Response Letter Fails to Demonstrate the Absence of a Personal Grievance

In the Response Letter, the Proponent claims that the "Company has no evidence that submission of the proposal was motivated by a personal claim." This conclusion is fanciful. In fact, the No-Action Request recites a litany of conduct by the Proponent/union occurring over the course of five years which forcefully and repeatedly demonstrates the Proponent's animus against, and their real motivations relative to, the Company. This conduct, as described in detail over several pages in the No-Action Request, is part and parcel of a calculated and ongoing national campaign by Proponent/union with the sole and express intent of pressuring the Company into agreeing to a card check arrangement with the Proponent-in order to make it easier for the Proponent to expand its membership by organizing the Company's workers.

Most notably, in the Response Letter, the Proponent cannot and does not refute or contest even a single instance of the many components of their corporate campaign listed in the No-Action Request-many of which were harmful to the Company, its employees and shareholders. These uncontroverted facts are further supported by the affidavits of certain members of the Company's senior management, which are attached hereto as Exhibit A, and clearly establish a campaign with the goal of influencing the Company to accede to the Proponent's demand for a card check arrangement (an arrangement, which not coincidentally, is likely to prove quite lucrative to the Proponent). In addition, the cleverly drafted affidavits submitted by the Proponent are no more persuasive than the Response Letter. Those affidavits carefully avoid denying the ongoing corporate campaign or the animus against the Company, and those affidavits were not issued by the executives who have engaged in and directed this conduct. For example, notably absent was an affidavit from Dee Taylor, the Proponent's General Vice President who stated in a press interview that a "nationwide campaign . . . is in the works."[1] This is the same union executive who boasted about defeating certain Company growth initiatives in a meeting with Company representatives (as further described in the No-Action Request and Exhibit A to this letter).

The Proponent's argument that an entity must actually threaten use of the shareholder proposal process as a disruptive tactic in order to establish a personal grievance would enable shareholder-proponents to escape exclusion by merely remaining silent or otherwise cleverly concealing their true purpose. Further, contrary to the Proponent's argument in the Response Letter, there is nothing in the Commission's no-action positions taken with respect to *Dow Jones & Company, Inc.* (January 24, 1994) or *Cabot Corporation* (September 13, 1990) that requires such an obvious threat to be made as a condition to establishing a personal grievance. Based on this faulty premise, the Proponent now seeks to absolve itself of five years of a corporate campaign that included several actions that proved harmful to the Company and its shareholders with the excuse that it never explicitly threatened disruptive shareholder action as a result of its campaign. Especially against this set of facts, this argument cannot survive. The Proponent/union's now undisputed conduct and statements described

1 See Exhibit B to the No-Action Request.

in the No-Action Request establish that the Proponent/union is engaged in an ongoing campaign to pressure the Company into agreeing to the card check arrangement and, together with the history of other disruptive actions, demonstrate that the Proposal is just the latest element of the campaign. If the Proponent's argument that an explicit threat to take shareholder action is required to establish a personal grievance is accepted, then their proposed exception will swallow the clear intent of the rule.

2. The Proposal is Designed to Provide a Particular Benefit to the Proponent

The Proponent objects to the Company's failure to provide evidence of how adoption of the Proposal would further the Proponent's goals. However, this objection suffers from a misunderstanding of Rule 14a-8(i)(4). As described in the No-Action Request, under Rule 14a-8(i)(4), the Staff has granted no-action letters, where a proposal was viewed as an attempt to harass an issuer. *See Dow Jones*. Accordingly, the subject matter of the Proposal is not required to immediately or directly effect a benefit particular to the Proponent; rather, it is the submission of the Proposal by itself that is part of a series of attempts to harass and coerce the Company into agreeing to the card check arrangement. The No-Action Request also describes how pressuring the Company into the card check arrangement will provide a substantial and much needed financial benefit to the Proponent.

The Proponent cites several precedent no-action request letters in the Response Letter that relate to a labor dispute or active union organizing campaign. However, unlike those precedent letters, this case does not relate to a current labor dispute or union organizing campaign involving employees of the Company, but instead involves a well-documented campaign by executives of the Proponent/union against the Company with the purpose of gaining leverage in their efforts to institute a card check arrangement with the Company. In addition, those cases do not involve shareholder proposals that were submitted as part of campaigns consisting of the extensive list of actions taken by the Proponent against the Company.

3. The Response Letter is Misleading and Mischaracterizes the Facts

The Response Letter is misleading when it states that the Proponent has an interest in increasing shareholder value because the "[Proponent] holds over $4 billion in financial assets contained in jointly-trusteed pension plans held in various funds."[2] Even taking the Proponent's inaccurate claim that it "holds" such pension plan assets at face value, the reference to "$4 billion in financial assets" is especially misleading as there is no evidence that any plan actually holds any stock of the

[2] Under federal law, the assets of a jointly-trusteed pension plan are actually held in trust for the exclusive benefit of workers who participate in the plans. The Proponent does not (and cannot) hold, and has no interest in, any of the assets of these pension plans. In fact, if the Proponent does hold pension assets or otherwise has an interest in such assets, the pension plans will have engaged in a prohibited transaction under federal law.

Company. The Proponent's alleged interest in shareholder value is further belied by its failure to provide any evidence of such interest other than the 135 shares of the Company purchased by the Proponent in September 2006, shortly after its campaign against the Company commenced. Even more telling, the Response Letter fails to address the actions taken by the Proponent and described in the No-Action Request that actively sought to harm shareholder value for its own benefit. It is inconceivable how the Proponent could claim "a proven track record of working with [Company] shareholders to enhance shareholder value" when the only track record demonstrated by the Proponent is the ability to consistently attempt to find new ways to inhibit the Company's growth and to frustrate the Company's efforts to increase shareholder value.[3]

The Proponent states in its Response Letter that the No-Action Request fails to cite a "decision where the mere background of a labor dispute has been found sufficient" to exclude a neutral proposal that is used as a tactic to redress a personal grievance. This statement is misleading and mischaracterizes the facts at issue. In particular, the Company has not asserted or relied upon a labor dispute at any point in the No-Action Request as the reason for seeking an exclusion. The basis for the Company's no-action request is instead the Proponent/union's ongoing and calculated attempts to gain leverage over the Company in connection with its demand for the Company to agree to a card check arrangement that would fill their coffers with union dues.

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff confirm that it will take no enforcement action if the Company excludes the Proposal from its 2011 proxy materials. The Company would be pleased to provide the Staff with any additional information, and answer any questions regarding this letter. Please do not hesitate to contact me at 215.864.8606 if you require additional information or want to discuss this letter further.

Thank you for your consideration of this letter.

Very truly yours,



Justin P. Klein

JPK/ls

3 See Response Letter, page 3, paragraph 3.

EXHIBIT A

AFFIDAVITS

AFFIDAVIT OF CARL SOTTOSANTI

I, Carl Sottosanti, hereby declare under penalty of perjury as follows:

1. I am Vice President and Deputy General Counsel of Penn National Gaming, Inc. (the "Company"). I have held this position since 2003. I am familiar with and have reviewed the Proposal and supporting statement submitted by the Proponent for inclusion in the proxy materials to be distributed in connection with the Company's 2011 Annual Meeting of Shareholders.

2. I verify that the statement made by the Eastern Regional Head of the Proponent at a 2005 meeting in King Prussia, Pennsylvania, that the Company was a target for the Proponent's card check plans and that the Proponent would not stop the corporate campaign until a card check arrangement is accepted by the Company is true and correct to the best of my personal knowledge of information and belief.

3. I verify that the statement described in the No-Action Request made by an executive of the Proponent at a July 2008 meeting in Atlantic City, New Jersey, providing that the executive took credit for, among other things, defeating the Company's county-wide campaign to permit table games at its facility in West Virginia is true and correct to the best of my personal knowledge of information and belief.

4. I verify that the description in the No-Action Request of the Proponent's claim made at a July 2008 meeting in Atlantic City, New Jersey, providing that its intention was to continue its corporate campaign against the Company until such time as a card check demand is accepted is true and correct to the best of my personal knowledge of information and belief.

5. I verify that the description in the No-Action Request of the Proponent's attempt to disrupt the Company's growth activities by demanding that the Company execute an extremely one-sided neutrality agreement in connection with the opening of a new gaming facility in Maryland despite an existing deal with two local unions is true and correct to the best of my personal knowledge of information and belief.

6. I verify that the description in the No-Action Request of the Proponent's attempt to persuade the Maryland State Lottery Commission that the Company was acting in violation of applicable gaming law is true and correct to the best of my personal knowledge of information and belief.

Under penalty of perjury, I declare that the foregoing is true and correct.

By: ______________________
Carl Sottosanti

March 4, 2011

Sworn to and subscribed to
before me this 4 day
of March, 2011.

Notary Public Debra S. Seyler


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBRA S. SEYLER, Notary Public
Wyomissing Boro., Berks County
My Commission Expires November 14, 2011

AFFIDAVIT OF GENE CLARK

I, Gene Clark, hereby declare under penalty of perjury as follows:

1. I am Senior Vice President – Human Resources of Penn National Gaming, Inc. (the "Company"). I have held this position since 2005. I am familiar with and have reviewed the Proposal and supporting statement submitted by the Proponent for inclusion in the proxy materials to be distributed in connection with the Company's 2011 Annual Meeting of Shareholders.

2. I verify that the description in the No-Action Request of the reports received from employees that representatives of the Proponent had been involved in aggressive recruiting and harassment of such employees, including repeated and unwelcome home visits, physically intimidating conduct, late night phone calls and recruiters posing as government officials is true and correct to the best of my personal knowledge of information and belief and in many instances supported by written statements received from such employees.

3. I verify that the statement described in the No-Action Request made by an executive of the Proponent at a July 2008 meeting in Atlantic City, New Jersey, providing that the executive took credit for, among other things, defeating the Company's county-wide campaign to permit table games at its facility in West Virginia is true and correct to the best of my personal knowledge of information and belief.

4. I verify that the description in the No-Action Request of the Proponent's claim made at a July 2008 meeting in Atlantic City, New Jersey, providing that its intention was to continue its corporate campaign against the Company until such time as a card check demand is accepted is true and correct to the best of my personal knowledge of information and belief.

Under penalty of perjury, I declare that the foregoing is true and correct.

By: 
Gene Clark

March 4, 2011

Sworn to and subscribed to
before me this 4 day
of March, 2011.

Notary Public 


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBRA S. SEYLER, Notary Public
Wyomissing Boro., Berks County
My Commission Expires November 14, 2011

DMEAST #13446705 v4

UNITEHERE!

1775 K Street, NW, Suite 620, Washington, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

RECEIVED
2011 FEB 28 AM 9:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 24, 2011

Via Express Mail

Office of the Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal from UNITE HERE to Penn National Gaming, Inc.

Dear Sir or Madam:

Enclosed please find a copy of UNITE HERE's response to Penn National Gaming, Inc.'s no-action request letter filed with the SEC on February 11, 2011. This response has also been submitted via electronic mail. If you have any question, please contact me at 662-801-2241.

Sincerely,



Kate O'Neil
koneil@unitehere.org

Enclosure



JOHN W. WILHELM, PRESIDENT
GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer; Peter Ward, Recording Secretary; D. Taylor, General Vice President;
Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

February 24, 2011

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES & EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Shareholder proposal from UNITE HERE to Penn National Gaming, Inc.

Ladies and Gentlemen:

I write on behalf of UNITE HERE in response to the letter from counsel for Penn National Gaming, Inc. ("Penn") dated February 11, 2011 requesting that the Staff of the Division of Corporate Finance (the "Staff") concur with Penn's request to omit UNITE HERE's shareholder resolution from the Company's 2011 proxy materials. UNITE HERE's shareholder resolution (the "Proposal") requests that the Company amend its bylaws so that directors are elected by a majority of the votes cast in uncontested elections, with a plurality vote standard retained in the case of contested director elections. Staff should deny the relief Penn seeks.

Penn has asked for no-action relief under Rule 14a-8(i)(4), which applies to proposals related to a "personal grievance." Penn has the burden under Rule 14a-8(g) to demonstrate that it is entitled to exclude a proposal. Penn has failed to meet this burden, particularly as we provide declarations herewith under penalty of perjury rebutting its claim.

Penn claims that UNITE HERE's proposal should be excluded because it "relates to the redress of the Proponent's personal claims and grievances against the Company, which are not shared by other shareholders at large." Penn argues the Proposal "meets the definition of a personal grievance," and is excludable because it is designed "to give the proponent some particular benefit or to accomplish objectives particular to the proponent." Penn argues that the Proposal, while neutral on its face, may be excluded because "the Proponent is clearly using the Proposal as a tactic to seek redress of a personal grievance." We address each of the Company's objections below.

1. "Redress of a personal claim or grievance"

Penn claims that UNITE HERE's proposal "meets the definition of a personal grievance." However, Staff have generally permitted exclusion of proposals pursuant to Rule 14a 8(i)(4) only when the registrant proves improper intent through direct evidence that the proponent was motivated by a personal claim or grievance, evidence either in the content of the proposal or in statements made about the proposal by its proponent. The Commission has noted that "application of the exclusion is particularly difficult when the proposal is neutral on its face, meaning that the proposal itself does not by its terms relate to a personal grievance or special interest of the proponent. In those situations, the Division must make factual determinations, sometimes involving the proponent's or the company's credibility, based normally on circumstantial evidence presented in the parties' submissions. In practice, the Division has infrequently concurred in the exclusion of a 'neutral' proposal under rule 14a-8(c)(4)" (SEC Release No. 34-39093).

While Penn's counsel claims that affiliates of UNITE HERE have undertaken certain activities related to organizing workers in the gaming industry and at Penn, Penn has not submitted any direct evidence showing that UNITE HERE's motivation for the shareholder Proposal is to secure some ulterior benefit. Moreover, we have denied such motive under penalty of perjury (see Appendix A).

The Company relies on *Dow Jones & Company, Inc.* (January 24, 1994). However in that case, the union explicitly stated in publications that shareholder proposals were related to collective bargaining with the Dow Jones. No such statement is cited here, and no such statements have been made.

Penn also cites *Cabot Corporation* (December 3, 1992). There a former employee of Cabot had submitted almost identical proposals four years in a row and had made a statement at Cabot's 1990 Annual Meeting connecting his proposal with his belief that Cabot had mistreated him by not grossing up certain settlement payments he received from the company (see *Cabot Corporation*, September 13, 1990).

In contrast, UNITE HERE has never threatened Penn with shareholder activity in connection with labor negotiations, nor used shareholder meetings as a platform to complain of worker or union mistreatment. UNITE HERE has never failed to present proxies or proposals in response to management changes in labor relations. None of the union activities cited by Penn were directed by the undersigned or by the proposal's co-author, Marty Leary. Nor were the undersigned ordered to engage in activities at Penn. The Company has no evidence that submission of the Proposal was motivated by a personal claim.

2. "designed to result in some particular benefit or to accomplish objectives particular to the proponent"

The Company also claims the Proposal may be excluded because it "is designed to further the personal interest and financial aspirations of the Proponent, which is not shared with the other shareholders at large" and "the Proponent seeks to pressure the Company into agreeing to the card check arrangement from which the Proponent would benefit by garnering substantial additional union dues revenue from the representation of thousands of additional Company employees." Again, the Company provides no evidence of how adoption of the Proposal to adopt a majority vote standard in director elections would further UNITE HERE's purported goals.

The Staff has historically required that a company seeking to exclude a proposal pursuant to Rule 14a-8(i)(4) provide direct evidence of how the adoption of the proposal would assist the proponent in obtaining a particular benefit, see *Trans World Airlines* (January 25, 1978), *Stewart Sandwiches* (September 10, 1981), *Minnesota Mining and Manufacturing* (March 28, 1980). Penn has not provided any evidence of how adoption of the Proposal would assist the Proponent in organizing additional workers at Penn's properties.

In recent cases involving shareholder proposals from labor organizations, the Staff has not found a labor dispute between a union and a company, nor an active union organizing campaign at a company, to be sufficient for the exclusion of a proposal under 14a-8(i)(4). In *Dresser-Rand Group* (February 19, 2008) Staff did not concur with the company's no-action request, even though an affiliate of the proponent had recently engaged in a strike at the company's facility. In *Cintas* (July 6, 2005), the company claimed the proposal was connected to a publicized union organizing campaign, but Staff did not concur that the proposal could be excluded. In *General Electric Company* (February 3, 2004), Staff did not concur with the company, despite the fact that the union affiliated with the proponent was engaged in negotiations with the company on substantially similar issues as those contained in the proposal. In *International Business Machines Corporation* (February 2, 2004), Staff did not concur with the company, despite the company's contention that the proposal was a tactic in a union organizing effort.

Penn goes on in its letter to claim "that the Proponent has no interest in increasing shareholder value." That is simply false. UNITE HERE holds over $4 billion in financial assets contained in jointly-trusteed pension plans held in various funds. UNITE HERE also maintains direct ownership of stock in particular companies, including Penn. Consequently shareholder value is of high importance to the Proponent. The retirement security of participants in the UNITE HERE's pension plans depends in large measure on assets that are invested in the stock market. UNITE HERE has long been a member of the Council of Institutional Investors.

Furthermore UNITE HERE has a proven track record of working with Penn shareholders to enhance shareholder value. Last year at Penn's 2010 Annual Meeting, UNITE HERE's proposal to declassify the board of directors won the support of a majority of shareholders. Over 44 million votes were cast in favor of the proposal, with less than 22.5 million cast against (Appendix B, PENN 8-K, June 15, 2010). Our proposal also received the recommendation of the proxy advisory service, ISS. (Appendix C, ISS Report on Penn National Gaming, 2010). Four years ago, UNITE HERE led a successful campaign against the 2007 Employees Long Term Incentive Compensation Plan and the 2007 Long Term Incentive Compensation Plan for Non-Employee Directors of the Company proposed by Penn management. Shareholders voted to reject these compensation plans. (Appendix D, PENN 8-K, June 12, 2007).

This is not like those cases where the proponent submits a proposal with an inflammatory supporting statement designed only to embarrass management, but then does not care whether the proposal actually passes and does nothing to achieve passage – in other words, where the proponent's primary interest is to make management endure bad publicity in the proxy statement without any hope of actually prevailing at the polls. To the contrary, here the supporting statement is a sober reasoned document, and UNITE HERE is making a proposal likely of shareholder support and will work for its enactment, as with its prior work among its fellow Penn shareholders.

The Proposal and Supporting Statement were drafted by Kate O'Neil, a senior research analyst with UNITE HERE, under the supervision of Marty Leary, UNITE HERE's Deputy Director of Capital Stewardship. Both Ms. O'Neil and Mr. Leary have signed statements under penalty of perjury stating that they believe the Proposal would benefit the shareholders of Penn by increasing the accountability of the Board to its shareholders. (See signed statements contained in Appendix A.)

3. "even though a proposal is neutral on its face, it may be excluded"

The Company argues a neutral proposal can still be excluded if "used as a tactic to redress a personal grievance", but cites no decision where the mere background of a labor dispute has been found sufficient to meet this exclusion. Here, UNITE HERE has demonstrated its credibility among Penn shareholders. As mentioned above, in 2010 ISS, a respected proxy advisory service, recommended that shareholders vote for UNITE HERE's proposal to declassify the Board of Directors, and the resolution won the vote of shareholder by a substantial margin.

The Company attempts to discredit UNITE HERE by arguing the Supporting Statement "relies on specific executive compensation matters unrelated to its majority voting proposal." In fact compensation matters are very much tied to the Proposal. Directors serving on Penn's compensation committee have received substantial withhold votes in recent years. Notably in 2010, Barbara Shattuck, a member of the compensation committee, received 22.8 million withhold votes, with 44.5 million votes cast in her favor (Appendix B, PENN 8-K, June 15, 2010). Similarly, Director David Handler, also on Penn's compensation committee, received substantial withhold votes in 2009 (Appendix E, PENN 10-Q, August 7, 2009). Substantial proportions of withhold votes indicate concern among shareholders regarding the board's decisions as to executive compensation.

With the passage of the Dodd-Frank Act, shareholders will now have a vote on executive compensation, but only an advisory one. If companies fail to respond to the votes of shareholders on executive compensation, the primary means for shareholders to hold companies accountable will be through the election of directors. Therefore the Proposal to increase the voting power of shareholders by adopting majority voting is very much tied to executive compensation.

We would be happy to provide you with any additional information, or answer any questions you may have. Please do not hesitate to call me at 662-801-2241. If Staff intends to issue a no-action letter we request a personal meeting before Staff does so.

Sincerely,



Kate O'Neil
Senior Research Analyst
UNITE HERE

Appendix A

I, Marty Leary, am an employee and representative of UNITE HERE. In my capacity as UNITE HERE's Deputy Director of Capital Stewardship, I oversaw the preparation of UNITE HERE's shareholder proposal submitted for inclusion on Penn National Gaming, Inc.'s 2011 Proxy. The resolution requests that the Company amend its bylaws to adopt a majority vote standard for uncontested director elections and thereby increase the accountability of the Company's Board of Directors to its shareholders. Our aim is not to harass management, but rather to achieve corporate governance reforms that will mutually benefit shareholders, employees, and the union. I firmly believe that this proposal will benefit the shareholders of Penn National Gaming, Inc., and I believe shareholders at the Company will support this proposal as they have supported other governance reforms in the past, including ones we have proposed.

I declare under penalty of perjury of the laws of the United States that the foregoing is true and correct. Dated this 23rd day of February, 2011.



I, Kathleen O'Neil, am an employee and representative of UNITE HERE. In my capacity as a senior research analyst for UNITE HERE, I submitted the shareholder proposal for inclusion on Penn National Gaming, Inc.'s 2011 Proxy. The resolution contained in the proposal requests that the Company amend its bylaws so that directors are elected by a majority of the votes cast in uncontested elections, with a plurality vote standard retained in the case of contested director elections. The purpose of this proposal is to assist shareholders by increasing the accountability of the Board of Directors of the Company to its owners- the shareholders. I do not intend to harass management, but rather to achieve governance reforms that will mutually benefit shareholders, employees, and the union. I believe strongly that this proposal will benefit the shareholders of Penn National Gaming, Inc., and I believe shareholders at the Company will support this proposal.

I declare under penalty of perjury of the laws of the United States that the foregoing is true and correct. Dated this 23rd day of February, 2011.



Ballard Spahr LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

Justin P. Klein
Direct: 215.864.8606
Fax: 215.864.9166
kleinj@ballardspahr.com

February 11, 2011

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of UNITE HERE Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

The purpose of this letter is to advise the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that our client, Penn National Gaming, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") a proposal (the "Proposal") received from UNITE HERE (the "Proponent"). The Company respectfully requests that the Staff concur with the Company's view that, for the reasons stated below, it may exclude the Proposal from its 2011 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), this letter is being submitted not less than eighty (80) days before the Company files its definitive 2011 Proxy Materials with the Commission. A copy of this letter and its attachments is being mailed to the Proponent as notice of the Company's intent to omit the Proposal from the Company's 2011 Proxy Materials. The Company will promptly forward to the Proponent any response to this no-action request that the Staff transmits by email or facsimile transmission to the Company only.

PROPOSAL

The Company received the Proposal on December 30, 2010. The Proposal requests that the Company amend its bylaws to require that the Company's directors be elected by a majority of the votes cast by the Company's shareholders in the election of directors. A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

For the convenience of the Staff, the text of the Proposal is set forth below:

Shareholder Proposal to Adopt a Majority Vote Standard in Director Elections

RESOLVED, that the shareholders of Penn National Gaming, Inc. (the "Company") recommend that the Board of Directors take the steps necessary to amend the Company's bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

The supporting statement is continued on Exhibit A.

GROUNDS FOR EXCLUSION

The Proposal should be excluded under Rule 14a-8(i)(4) because the Proposal relates to the redress of the Proponent's personal claims and grievances against the Company, which are not shared by other shareholders at large.

BACKGROUND

The Company believes the Proposal to amend the Company's bylaws to require that directors be elected by majority vote is entirely unrelated to the Proponent's status as a shareholder of the Company, but rather it is merely a disguised attempt in a long and ongoing series of calculated actions by the Proponent (an extremely aggressive labor union) to pressure the Company into agreeing to a demand for a "card check" arrangement with the Proponent. The card check arrangement, if adopted, would enable the Proponent to represent most of the Company's employees, without giving the employees an opportunity to participate in a traditional secret ballot election (where the employees could intelligently and privately determine whether they want, or will benefit from, union representation). The Proponent would derive material economic benefits if the Company capitulates to the ongoing harassment and agrees to the card check arrangement by collecting substantial additional union dues revenue from such representation. Notably, the Company is not an anti-union organization. The Company's employees are represented by a number of unions with which the Company has well-established and cooperative relationships across the country, including agreements with the Seafarers Entertainment and Allied Trade Union, the United Food and Commercial Workers, the Security Police and Fire Professionals of America, the International Brotherhood of Electronic Workers, the American Maritime Officers Union, the West Virginia Union of Mutuel Clerks, and even affiliates of the Proponent – UNITE/HERE Local 1 and UNITE/HERE Local 10.

Beginning over five years ago, the Proponent has repeatedly demanded that the Company agree to regional or national card check arrangements. Based on the Company's belief that this card check arrangement, where unionized status is essentially imposed on employees, would ultimately prove contrary to the best interests of the shareholders and the employees, the Company has refused to agree to such a framework. In response to the Company's refusal and despite the Company's consistent efforts to foster positive employee relations, the Proponent has continually targeted the Company for a corporate campaign. In particular, D. Taylor, head of the Proponent's gaming division, noted "that a nationwide campaign against the Penn-National gaming company is in the works, which would involve 10,000 workers in over five states."[1] As a result, the current Proposal must be viewed in the context of this particular ulterior motive and the Proponent's similarly egregious conduct directed against other gaming and lodging companies.

In waging its corporate campaign to pressure the Company into agreeing to the card check arrangement, the Proponent has undertaken a number of activities intended to (a) interfere with the Company's growth and expansion plans, including by testifying against the Company's plans at state legislative hearings, (b) pressure and harass the Company by mailing letters to regulatory authorities, and (c) force the Company to expend time and resources to address shareholder proposals that are not motivated by the Proponent's desire to protect and enhance the interests of shareholders, but rather used as a pressure tactic. Unfortunately, all of these actions have damaged, or have the potential to significantly damage, shareholder value. Further, the Proponent has stated to certain senior officers of the Company (in no uncertain terms) its intention to continue the harassment until the Company agrees to the card check arrangement. These actions include the following:

- In a 2005 meeting in King of Prussia, Pennsylvania, between the Vice President and Deputy General Counsel of the Company and the Eastern Regional Head of the Proponent, the Eastern Regional Head of the Proponent stated that the Company was a target for the Proponent's card check plans and that the Proponent would not stop the campaign until the card check arrangement is accepted by the Company.

- Following the Company's rejection of the card check demand, the Proponent became a shareholder of the Company in September 2006 with the purchase of 135 shares, thereby expanding the Proponent's available pressure tactics by enabling it to attend shareholder meetings and access the shareholder proposal process with a relatively minimal investment.

- In July 2007, the Proponent attempted to persuade the Illinois Gaming Board not to permit the Company to retain ownership of the Empress Casino following a merger.

- In November 2007, the Proponent testified at a legislative committee hearing in favor of introducing gaming in Maryland, but against the Company's site being included in that legislation.

---

1 Randy Shaw, AFL-CIO Condemns SEIU Raids on UNITE HERE, July 1, 2009 (available at http://www.beyondchron.org/articles/AFL_CIO_Condemns_SEIU_Raids_on_UNITE_HERE_7093.html) (see Exhibit B).

- During a July 2008 meeting in Atlantic City, New Jersey, between the Company's President and Chief Operating Officer, the Company's Senior Vice President Human Resources, the Company's Vice President and Deputy General Counsel, and an executive of the Proponent, the Proponent took credit for defeating the Company's county-wide campaign to permit table games at its facility in West Virginia. The voters subsequently approved table games for the Company's Charles Town facility, but only after years of lost revenue for the Company as well as several hundred fewer well-paying jobs and the loss of associated tax revenue for the community.

- During the same July 2008 meeting, the Proponent confirmed its intention to continue its corporate campaign against the Company until such time as the card check demand is accepted. In fact, shortly thereafter, the Proponent attempted to derail a large scale development project being planned by the Company for Atlantic City.

- In December 2008, the Proponent submitted a shareholder proposal for the Company's 2009 Annual Meeting of Shareholders, which was subsequently withdrawn, requesting that the Company's shareholder rights plan be withdrawn. The timing of the withdrawal coincided with the well-publicized and documented internal disputes of the Proponent regarding the failure of its most recent merger to boost membership and dues and the corresponding financial distress.[2]

- In December 2009, the Proponent submitted a successful shareholder proposal for the Company's 2010 Annual Meeting of Shareholders, requesting that the Company de-classify its board of directors into one class with each director elected annually.

- During early 2010, the Proponent continued its attempts to disrupt the Company's growth activities by demanding that the Company execute an extremely one-sided neutrality agreement in connection with the opening of a new gaming facility in Maryland. The Proponent made this demand despite knowing that the Company had already executed a balanced agreement with a local, credible union coalition comprised of SEATU (a Maryland-based union and subsidiary of the Seafarer's union with whom the Company has a national relationship) and the UFCW Local 27 (a Maryland-based union with membership in excess of 25,000 workers in the region). Significantly, the Company offered but the Proponent rejected the same

---

2 The Proponent recently experienced severe financial, membership, and leadership issues. *See* Steven Greenhouse, Two Unions in Marriage Now Face Divorce Talks, THE NEW YORK TIMES, February 8, 2009 (see Exhibit C). The Proponent's card check demand is an attempt by the Proponent to resolve these ongoing financial and membership issues.

neutrality agreement signed by SEATU and the UFCW because it would have prohibited the national harassment tactics the Proponent has repeatedly employed.

- Following the Proponent's rejection of the neutrality agreement, the Proponent attempted to persuade the Maryland State Lottery Commission that the Company was acting in violation of applicable gaming law, despite the Company's clear willingness to offer the Proponent the same terms agreed to with other union organizations.

- Failing to persuade the Maryland State Lottery Commission and following a private election by employees overwhelmingly accepting SEATU and UFCW as their labor representatives, the Proponent focused inordinate efforts on disrupting this small facility (less than 200 union members) by picketing the facility opening and by contacting employees at home (following an intrusive Freedom of Information Act request designed to obtain personal information about facility employees).

- On December 30, 2010, the Proponent submitted the Proposal for the Company's 2011 Annual Meeting of Shareholders within days of its filing of an unfair labor practice claim in Maryland.

In addition to the foregoing destructive actions, the Company has received a number of candid reports from employees that representatives of the Proponent have been involved in aggressive recruiting and harassment of the Company's employees, including repeated and unwelcome home visits, physically intimidating conduct, late night phone calls and recruiters posing as government officials in order to create additional support for the Proponent and the card check arrangement.

As stated above, the Company believes that these activities have been designed solely to further the Proponent's private agenda of increasing its membership ranks by threatening to undermine the Company's growth—all at the expense of shareholder value which the Proponent purports to want to maximize.

For the reasons indicated above, the Company believes that the Proponent's Proposal is simply another attempt to assert pressure on the Company to agree to the Proponent's card check demands.

ANALYSIS

Rule 14a-8(i)(4) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a *benefit* to [a proponent], or to further a personal interest, which is not shared by the other shareholders at large (emphasis added)." The Commission has stated that rule is intended to prevent abuse of the Rule 14a-8 shareholder proposal process by excluding proposals seeking personal interests that are not necessarily in the common interest of the other shareholders. *See Exchange Act Release No. 34-20091* (August 16, 1983). The Commission also noted that a proposal may be excluded even if drafted in a manner that might relate to matters of general interest to all, if it is demonstrated by the facts that the proponent is using the proposal to further a personal interest. *See Exchange Act Release No. 34-20091* (August 16, 1983). As explained below, the Proponent's Proposal meets the definition of personal grievance as established by previous no-action letters and therefore may be omitted from the Company's 2011 Proxy Materials.

As noted above, the Proposal represents the latest attempt by the Proponent to pressure the Company into agreeing to the Proponent's card check demand. Although the Proposal purports to focus on the Company's corporate governance in a general manner, the Proponent's recent conduct, almost immaterial number of shares owned, and long history of attacks on the Company demonstrate that the Proposal is designed solely for the benefit of the Proponent and is part and parcel to its long-standing and well-documented campaign against the Company. Collectively, these actions demonstrate that the Proponent's campaign represents a national attack against the Company with the purpose of gaining leverage in its efforts to institute the card check arrangement with the Company.

The Staff has granted no-action letters where, as in this case, a proposal was viewed as another attempt in a series of actions intended to harass the issuer. Specifically, in a situation remarkably similar to this one, the Staff permitted an issuer's exclusion of a union's proposal relating to executive compensation where the proposal was another attempt to harass the issuer in order to gain leverage in its ongoing collective bargaining negotiations. *See Dow Jones & Company, Inc.* (January 24, 1994). In *Dow Jones*, the proponent engaged in a variety of harassing actions with the purpose of inducing the company to enter into a collective bargaining agreement on terms favorable to the proponent. The Proponent's Proposal is analogous to the proposal in *Dow Jones* as the Proposal is merely another attempt in a series of actions intended to pressure the Company into agreeing to the Proponent's card check arrangement masquerading as a corporate governance issue. *See Dow Jones & Company, Inc.* (January 24, 1994); *Cabot Corporation* (December 3, 1992).

In *Exchange Act Release 34-19135*, the Commission explained that a proposal is also excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. *See Southern Company* (March 19, 1990) (allowing the exclusion of a proposal requiring the company to form a shareholder committee to investigate complaints against management, the proponent of which was a disgruntled former employee who had raised numerous claims during the prior seven years and had sent the company more than 40 letters, faxes, requests, and proposals seeking redress for his personal grievance); *International Business Machines Corp.* (December 12, 2005); *Morgan Stanley* (January 14, 2004); *General Electric Company* (January 9, 2006); *General Electric Company* (January 12, 2007). In this case, the Proposal is designed to further the personal interest and financial aspirations of the Proponent, which is not shared with the other shareholders at large. In particular, the Proponent seeks to pressure the Company into agreeing to the card check arrangement from which the Proponent would benefit by garnering substantial additional union dues revenue from the representation of thousands of additional Company employees.[3] The facts presented above establish that the Proponent has no interest in increasing shareholder value, as evidenced by its actions that either harmed or attempted to harm shareholder value, including its successful campaign to prevent slot machines from being added to the Company's Maryland racing facility, its campaign to delay table games in West Virginia, and its efforts to stop the Company from retaining Empress Casino in Illinois.

The Proponent's conduct must be viewed against the context of its national campaign against the Company and a variety of other gaming companies. The Proponent has engaged in similar and well-documented campaigns (see Exhibit D) against Pinnacle Entertainment, Inc., Revel Entertainment Group, LLC, and Tropicana Entertainment. These campaigns constitute a concerted effort to gain leverage in order to induce the companies to agree to a card check arrangement. This pattern of harassing behavior directed against several gaming companies establishes that the Proponent's true motivation relates to a personal benefit (more union dues and members to support its base) and is not intended to benefit the Company's shareholders at large or to increase shareholder value.

In addition, the Staff has consistently taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be related to a matter of general interest." *See Core Industries, Inc.* (November 23, 1982) (the proposal is being used as one of many tactics designed to assist the proponent union to obtain union representation); *Pyramid Technology Corporation* (November 4, 1994) (the proposal, while drafted to address a specific consideration, appears to be one in a series of steps relating to the long-standing grievance against the company by the proponent); *CSX Corporation* (February 5, 1998) (proposal from terminated employee seeking to institute a system-wide formal grievance procedure excluded because it related to the redress of a personal claim or grievance); *ConocoPhillips* (March 7, 2008); *ConocoPhillips* (March 23, 2005); *General Electric Company* (January 12, 2007); *General Electric Company* (January 9, 2006); MGM *Mirage* (March 19, 2001); *Exxon Mobil Corporation* (March 5, 2001); *US West, Inc.* (February 22, 1999); *U.S. West, Inc.* (December 2, 1998); *Station Casinos, Inc.* (October 15, 1997); *International Business Machines Corporation* (January 31, 1995); *Baroid Corporation* (February 8, 1993); *Westinghouse Electric Corporation* (December 6, 1985); *International Business Machines Corporation* (December 18, 2002); *Philips Petroleum Company* (March 12, 2001); *The Southern Company* (December 10, 1999); *The Southern Company* (February 12, 1999); *Sara Lee Corporation* (August 10, 2001). Similarly, the Commission has recognized that where: "(i) a proponent has a history of confrontation with a company and (ii) that history is indicative of a personal claim or grievance" a proposal may be excluded even though on its face, the

[3] In light of the Proponent's recent financial, membership, and leadership issues discussed above, it appears to be critical for the Proponent to increase its dues revenue. This fact may further illustrate the Proponent's real motive in pressuring the Company to accede to its card check demand. The Proponent's card check demand is an attempt by the Proponent to resolve these ongoing financial and membership issues.

proposal does not reveal the underlying dispute. *International Business Machines Corporation*. (December 28, 2010).

As in each of these cases, while the Proposal may on its face implicate a matter of general interest to the Company's shareholders, the Proponent is clearly using the Proposal as a tactic to seek redress for its personal grievance. The fact that the Proponent only became a de minimis shareholder after the Company refused to agree to the card check arrangement indicates that the Proponent merely became a shareholder so that it may harass the Company through the additional mechanisms made available to shareholders, such as the shareholder proposal process. Furthermore, the Proponent's supporting statement, which relies on specific executive compensation matters unrelated to its majority voting proposal, demonstrates that the Proposal is intended only to achieve the Proponent's personal goal of pressuring the Company into the card check arrangement rather than a corporate governance change.

For the reasons indicated above, the Company believes that the Proponent's Proposal is simply another attempt to exert pressure on the Company in order to redress and pursue a personal grievance, particular to the Proponent, and is therefore excludable under Rule 14a-8(i)(4).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will take no enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials for the reasons set forth above.

The Proponent is respectfully requested to copy the undersigned on any responses it may elect to make to the Commission. The Company would be pleased to provide the Staff with any additional information, and answer any questions regarding this letter. Please do not hesitate to contact me at 215.864.8606 if you require additional information or want to discuss this letter further.

Thank you for your attention to this matter.

Very truly yours,



Justin P. Klein

JPK/ls

cc: Jordan B. Savitch, General Counsel
Carl Sottosanti, Deputy General Counsel

DMEAST #13335285 v9

Exhibit A

UNITE HERE!
LOCAL 2262

Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676
Tel: (662) 363-1882
Fax: (662) 363-3642
koneil@unitehere.org

December 30, 2010

Robert S. Ippolito
Secretary
Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, Pennsylvania 19610

By Certified Mail and Facsimile

Dear Mr. Ippolito:

I am submitting the enclosed stockholder proposal by UNITE HERE for inclusion in the proxy statement and form of proxy relating to the 2011 Annual Meeting of Stockholders of Penn National Gaming, Inc., pursuant to Rule 14a-8.

I am the authorized agent of UNITE HERE, which has continuously held 135 shares of the Company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date of submitting the proposal. I also wish to affirm that UNITE HERE intends to hold the same shares continuously through the date of the Company's 2011 Annual Meeting of Stockholders. We will be in attendance to present our proposal at the 2011 Annual Meeting.

If you need to reach me regarding this proposal, please use the contact information under my name above. Thank you for your attention to this matter.

Sincerely,

Kate O'Neil
Research Analyst

Enclosure: Stockholder Proposal by UNITE HERE

Shareholder Proposal to Adopt a Majority Vote Standard in Director Elections

RESOLVED, that the shareholders of Penn National Gaming, Inc. (the "Company") recommend that the Board of Directors take the steps necessary to amend the Company's bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement
We believe that the accountability of the board of directors to its shareholders is integral to the success of our Company. The election of directors is a fundamental right of shareholders. However when directors are elected using a plurality vote standard, as is used by our Company, director elections are less meaningful.

Under the plurality vote standard, a nominee for the board can be elected with as little as a single vote, even if a substantial majority of the votes cast are "withheld" from the nominee. For this reason, we believe that plurality voting should only be used in contested director elections. We recommend that our Company change its director election vote standard to a majority vote standard, under which a director must receive a majority of the votes cast to be elected. Furthermore we recommend that the Board adopt a director resignation policy requiring that directors who do not receive the required vote for election submit their resignation.

This proposal topic has gained widespread support among investors. The proxy advisory service, ISS, reports that this proposal received majority support among shareholders voting on the topic in each of the past three years. We believe increased accountability is especially needed at our Company.

Directors Tied to Executives
Several directors have longstanding ties to the CEO and his family. Cramer is a trustee of the Carlino Family Trust and has sat with Peter D. Carlino on two additional boards. Levy's businesses have bred three race horses with Peter Carlino. Jacquemin was employed by the Carlino Family Corporation in the 1970s.

Excessive Compensation
Penn's directors remain the highest paid directors of publicly traded gaming companies. In 2009, Peter M. Carlino received over $6 million in total compensation. Base salaries for two executives are above the tax deductible cap of $1 million. The personal air travel of executives cost our Company over $267,000 in 2009. Tax gross-ups are provided for certain payments to executives.

Windfall to Executives with a Change in Control
Penn maintains a single trigger change in control payment that generously pays executives three times their annual base salary and annual cash bonus in the event of a change in control without requiring a subsequent termination to receive payment. The proxy advisory service, ISS, has

recommended withhold votes for Directors Shattuck and Handler, because of the single trigger arrangement. Both have received substantial withhold votes in recent elections.

We urge shareholders to vote FOR this proposal.



PENN NATIONAL
GAMING, INC.

January 13, 2011

Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676

RE: Penn National Gaming, Inc. Shareholder Proposal - Notice of Eligibility Deficiency

Dear Ms. O'Neil:

I am writing in response to your letter dated December 30, 2010 enclosing a shareholder proposal that you wish to have included in the proxy statement for the Annual Meeting of Shareholders of Penn National Gaming, Inc. to be held in 2011.

You state in your letter that UNITE HERE is the holder of 135 shares of Penn National Gaming, Inc. securities. Pursuant to Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, you are required to submit a written statement from your broker with your proposal verifying the number of shares of Penn National Gaming, Inc. common stock that you have held for at least one year before the date on which you submitted your proposal (a "Broker Statement"), unless the shares are held of record by UNITE HERE. Our record of shareholders as of December 31, 2010 does not reflect UNITE HERE as a holder of Penn National Gaming, Inc. common stock.

Pursuant to Rule 14a-8(f)(1), you have fourteen (14) calendar days from the date of your receipt of this letter to provide to us with a Broker Statement. If you fail to meet this eligibility requirement as outlined above, Penn National Gaming, Inc. may exclude your proposal from the proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders.

I look forward to your response to this letter. If you have any questions, I can be reached at 610-378-8384.

Very truly yours,



Robert S. Ippolito
Secretary

UNITE HERE!

LOCAL 2262

Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676
Tel: (662) 363-1882
Fax: (662) 363-3642
koneil@unitehere.org

January 26, 2010

Robert S. Ippolito
Secretary
Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, Pennsylvania 19610

By E-mail and Facsimile

Re: Shareholder Proposal of UNITE HERE for Penn National Gaming, Inc.'s 2011 Annual Meeting of Stockholders

Dear Mr. Ippolito:

As stated in the letter enclosed with our shareholder proposal, UNITE HERE has continuously held 135 shares of Penn National Gaming, Inc.'s securities entitled to be voted on the proposal at the meeting for at least one year as of the date of submitting the proposal. At no time in the past year has the value of UNITE HERE's holdings in the Company dropped below $2,000. We intend to hold the shares at least until the date of the 2011 Annual Meeting.

Enclosed is the letter from our broker confirming UNITE HERE's ownership of shares in Penn National Gaming, Inc. In addition, I am faxing copies of monthly broker statements reporting our ownership of shares in the Company for the twelve months prior to our proposal submission.

If you have additional questions regarding our ownership of the requisite number of shares, you may contact James McClelland, our broker:

James McClelland
Morgan Stanley Smith Barney
590 Madison Avenue
11th Floor
New York, NY 10022
(800) 544-1544

Or you may contact Marty Leary, UNITE HERE's Deputy Director of Capital Stewardship:

Marty Leary
UNITE HERE
1775 K St. NW, Ste. 620
Washington, DC 20006
540-631-9404 - direct
703-608-9428 - cell

Sincerely,



Kate O'Neil
Research Analyst

cc: Andrew Kahn, Marty Leary, James McClelland

Enclosure

Thomas J. Wagner
First Vice President
Complex Risk Officer

590 Madison Avenue
11th Floor
New York, NY 10022
direct 212 315 6357
fax 212 307 2925
toll free 800 468 0019
thomas.j.wagner@mssb.com

MorganStanley
SmithBarney

January 24, 2011

Unitehere, Inc.
Attn: Marty Leary
1775 K Street, NW
Suite 620
Washington, D.C. 20006-1530

Dear Mr. Leary:

Please be advised that Morgan Stanley Smith Barney holds 135 shares of Penn National Gaming ("Company") common stock beneficially for the Unitehere, Inc. ***FISMA & OMB Memorandum*** Stock was purchased on the following date: 9/22/06, and is still long in the account as of January 24, 2011.

If you have any questions please feel free to contact me at 212-315-6357.

Sincerely,



Tom Wagner

Exhibit D

UNITE HERE! GAMING RESEARCH

March 22, 2010

Pinnacle Entertainment, Inc. (NYSE: PNK)

Tough Love

Pinnacle Entertainment's fleet of riverboat casinos faces fierce headwinds from regulators, lenders, and investors and a tide of weak consumer spending. Many of the Company's problems are self-inflicted. While the Company seems to lack the ability to admit its problems, other stakeholders have recently administered some tough love. Will Pinnacle get back on course?

The Company bet big on St. Louis. Days before he quit, ex-CEO Dan Lee promised the Company would triple earnings and derive half its cash from the Gateway City. But as the Company opened its newest area casino on March 4, it's doubtful that its ambitious goals can be realized.

- The Company's new River City Casino is located closer to 57% of the adult population that was formerly closest to its own Lumiere Place;
- The River City Casino takes Lumiere Place's best customers: its neighboring population has 71% higher median incomes and one quarter the unemployment rate than that of Lumiere Place.

The following market analysis suggests much of Pinnacle's gains at River City Casino could come mainly at the expense of its own existing casino. These trends could worsen following the Missouri Gaming Commission's revocation of Pinnacle's third St. Louis casino license and if the Commission grants it to a developer seeking to build another competing casino in north St. Louis County.

Meanwhile, jitters about Pinnacle's future are spreading among other stakeholders. On February 8, the Company announced it had finally amended its expiring bank credit facility, but the news was not good:

- The banks cut the Company's line of credit in half;
- The agreement restricts the Company's ability to borrow additional money in the bond market; and,
- The deal slams the brakes on the two Louisiana casino projects for which the Company has made promises to Louisiana regulators but admits it does not have funding.

The Company is also in battle with federal officials who issued a formal complaint against the Company on January 28. The same day, Missouri gaming regulators resolved to revoke one of the Company's valuable casino licenses for, among other allegations, activity that "reflects negatively on the repute of the state of Missouri or acts as a detriment to the gaming industry." On February 5, the Company said it would sell the corporate jet, but the banks said the sale proceeds must go to repaying its debt. Stakeholders have to ask, when will Pinnacle get back on course? Read on for more detail and stay tuned for pending updates.

Dana Wise
916-335-9745
dwise@unitehere.org

UNITE HERE is the hospitality workers union that represents workers in the gaming industry across the country. The Research Department provides research on the gaming industry from the perspective of those who work in the industry.

Same Pie, Smaller Slices

Two new St. Louis casinos will dramatically shrink the geographic customer base at Pinnacle's downtown Lumiere Place Casino: Pinnacle's own River City Casino opened in south St. Louis County on March 4, 2010; a competitor casino in north St. Louis County is proposed.



Figure 1 Market Areas before River City

Located in a densely populated portion of the city, Pinnacle's Lumiere Place Casino in downtown had been the closest casino for 41% of the area adult population, a proximity that conveyed considerable—though short-lived—competitive advantage. (Figure 1) The outer circle in the adjacent maps draws a radius twenty miles from the closest casino and encompasses 90% of the total metropolitan population. The interior lines (called Thiessen Polygons or market catchment areas) divide the areas closest to each of the six existing St. Louis casinos.[i]

Opened March 4 in south St. Louis, Pinnacle's River City Casino is the market's seventh. As depicted in Figure 2, River City's southern location and proximity to downtown cuts off Lumiere's access to customers from the entire southern portion of its current market area.



Figure 2 Market Areas after River City

- The Company's new River City Casino is closer to 57% of the adult population that was formerly in Lumiere Place's back yard.

While River City Casino is closer to some of Harrah's St. Charles Casino customers and so could take a bite out of its market share, its greatest impact will be on Pinnacle's own casino, Lumiere. River City is closer for half of Lumiere's adult population.

The proposed "Riverview Casino" in Spanish Lake (Figure 3) would be located about halfway along a direct line between Lumiere Place and Argosy Alton and would further reduce the Lumiere Place share of the metropolitan adult population by another 16%.


Casino Queen

Figure 3 Market Areas after Riverview

Reduced adult populations are not the only effect. Demographic differences between downtown St. Louis and southern St. Louis and Jefferson Counties will also alter Lumiere's customer base. Presented in figures 4-6, the addition of River City and the proposed Riverview casinos will change the demographic profile of customers whose closest casino is Lumiere Place:

- Fewer people live nearest to Lumiere Place;
- they will have lower incomes; and.
- a greater percentage will be unemployed.
- River City is located in a more dynamic area: its population grew by 1% between 2000 and 2006 while the downtown population in the area around Lumiere Place fell by 5% in the same period.


Lumiere Place Adult Population
800,000
600,000
400,000
200,000
-
Before River City
After River City
After Riverview

Figure 4 Changes in Lumiere Place Population

- The River City area had a 4% unemployment rate compared to 13% around Lumiere Place.
- At $59,861 per year, River City's area median family income was 71% higher than the estimated $37,499 for the area around Lumiere Place.


Median Family Income
$60,000
$40,000
$20,000
$0
Before River City
After River City
After Riverview

Figure 5 Changes in Lumiere Place Median Income

In November 2009, the St. Louis County Council approved a rezoning as partial approval of a casino proposal for north St. Louis County near Spanish Lake. The proposed Riverview Casino would further reduce the adult population whose closest casino is Lumiere Place by 42,000 or 16%. Median Family income in the area near the proposed Riverview Casino in Figure 3 is 29% higher than at Lumiere Place. The unemployment rate near Riverview Casino was 6.2%, half that of Lumiere, after taking the newly adjusted market areas into account.


Unemployment rate
15.0%
10.0%
5.0%
0.0%
Before River City
After River City
After Riverview

Figure 6 Changes in Lumiere Place Unemployment

On January 28 2010, the National Labor Relations Board issued formal complaints that escalate a simmering labor dispute involving all of Pinnacle's properties in St Louis.

The Board's complaint alleges that Lumiere and Pinnacle's President Casino have engaged in unfair labor practices, including "interfering with, restraining, and coercing employees" in their exercise of the rights guaranteed by national labor law. Additionally, the Board alleges that Pinnacle further violated federal labor law by "refusing to bargain collectively and in good faith" with employees.[ii] Potential financial remedies for the federal complaint include backpay and compounded interest. Pinnacle has denied the allegations and has hired one of the world's largest and most expensive law firms to defend it.

Lenders Impose Tough Love

On February 8, 2010, Pinnacle announced a deal to amend and restate its expiring credit agreement, cutting its line of credit in half from $750 million to $375 million. In addition, the revised credit agreement created new restrictions on the Company's ability to fuel its proposed expansions in Louisiana.

The credit facility limits the amount of senior unsecured debt to $900 million, unless the Company's consolidated total leverage ratio is less than 6.00 to 1.00. Deutsche Bank Securities put the Company's ratio at 6.6 to 1.00 in its February 8, 2010 weekly industry report. In its last quarterly report, the Company reported $168 million in annual EBITDA and roughly $1 billion in debt, a maxed-out 6.0 to 1.0 ratio that does not take into account the planned additional borrowing for River City, Sugarcane Bay, and Baton Rouge.

The banks required "mandatory prepayments of indebtedness" from the sale of the Company's Atlantic City property, its Argentine operations, and the sale of its corporate jet.

Additionally, the banks required an "in-balance" test for the Company's Louisiana projects. In general, the agreement requires the Company to have all project financing in place before it can proceed. In their February 5, 2010 quarterly call, CFO Steve Capp conceded that even with the Company's recently agreed bank deal, the Company could not finance its development pipeline with existing loans.[iii]

> ***STEVE ALTEBRANDO: With the extension of the bank facility do you guys believe that the pipeline is financed here?***
>
> ***STEVE CAPP: No, we are not entirely financed yet. This is a big part of it on a go forward basis. Obviously, our go forward financing plan includes this bank facility, free cash flow obviously, as we go forward. And as we have always said, we will continue to be as opportunistic as we think it is prudent to be vis-a-vis the capital markets. But, no, we still need some capital, and we will get to that on an opportunistic basis.***

The Company has previously obtained three deadline extensions from the Louisiana Gaming Commission and promised to deliver a final plan on March 31. But with time running out and financing incomplete, Company officials are still mum. When asked whether the Company would confess to Louisiana regulators, officials said, "We don't currently have any plans to ask for an extension of the deadline."

During the past few months, federal and state regulators, lenders, and investors have expressed increasing skepticism about the Company's ability to fulfill its commitments.

[1] The Golden Rule of Real Estate: "Location, location, location" states that, all other things being equal, customers will tend to visit those facilities that are closest. Thiessen polygons show the area that is closest to each St. Louis casino, also called its area of influence. For this analysis, we drew an outer boundary based on a radius of a minimum of 20 miles to the closest casino. This boundary contains 90% of the metropolitan area population as measured by the 2000 Census. We then divided the outer circle into areas, with one area for every casino. The boundary lines are drawn by constructing a perpendicular line at the midpoint between two casinos. The intersection of these perpendicular lines forms the boundaries of each casino's area of influence. We then overlaid these areas of influence onto census tract level demographic data to estimate the characteristics of the population nearest each casino.

[2] National Labor Relations Board Region 14, President Riverboat Casino-Missouri, Inc. and UNITE HERE, Local 74, Case 14-CA-29765, January 28, 2010 and Casino One Corporation d/b/a Lumiere Place Casino & Hotels and UNITE HERE, Local 74, Case 14-CA-29753, January 28, 2010.

[4] Fair Disclosure, Q4 2009 Pinnacle Entertainment Earnings Conference Call – Final. February 5, 2010.

UNITE HERE!

The Revel Atlantic City Casino Project:

High-yield offering risky due to punishing post-offering debt, potential labor dispute and declining property values

November 11, 2010

Ben Begleiter
203-205 N. [illegible] Ave
[illegible], NJ [illegible]
(609) [illegible]
[illegible]

"It's not open yet, but Revel seems to be the unluckiest casino on Earth."[1]

Associated Press, March 31, 2010

Revel Entertainment is building a $2.5 billion casino on approximately 20 acres on the Boardwalk in Atlantic City. Following Morgan Stanley's decision to walk away from a $1.2 billion investment, Revel is currently seeking another $1.272 billion of funding via a high-yield offering to complete the project.

We believe there are significant risks to investing in Revel Entertainment:

- Revel is not the "game changer" that some claim it to be, and would be hard-pressed to outperform the nearby Borgata.
- Our analysis suggests Revel may have trouble making interest payments during its first year of operation.
- With no current labor peace agreement in place, Revel faces a potential prolonged labor dispute that could negatively affect operations.
- Atlantic City property value declines make it unlikely that investors would be able to recover significant value from their collateral in the event Revel defaults on its loans.

Unite Here, the union that represents 14,000 casino employees in Atlantic City, has prepared this report to assist potential investors in the Revel high-yield offering understand the full extent of the risks they would be taking.

For more details, read on.

UNITE HERE is the hospitality workers union that represents workers in the gaming industry across the country. The Research Department provides research on the gaming industry from the perspective of those who work in the industry.

Introduction
In 2007, Revel Entertainment, in conjunction with Morgan Stanley, began construction of a $2.5 billion casino on approximately 20 acres on the Boardwalk in Atlantic City. The casino would have been the first developed and the only one owned by Revel and Morgan Stanley.

In April of 2010, Morgan Stanley announced that it was writing down its $1.2 billion investment by $932 million and selling its share in the project.[2] In October, Morgan Stanley announced that it was writing down the project by another $229 million--to about $40 million.[3]

Revel is reportedly seeking $1.272 billion to complete construction through a high-yield offering. These funds are reportedly in two tranches, an $800 million senior and a $472 million junior.[4] The casino will have approximately 1,900 hotel rooms, about 150,000 square feet of casino floor space and twenty restaurants.

This report addresses four issues of potential concern for investors: the outsized expectations of Revel's place within the Atlantic City market; the company's punishing post-offering debt burden; a potential labor dispute due to a failure to secure a labor peace agreement; and the unlikelihood of investors recovering their investment in the event of a default.

Revel: Not a "Game Changer"
Gaming revenue declines in Atlantic City have been widely reported, and we will not rehash them except to note that this year will mark the fourth year of declining gaming revenues in Atlantic City. Revenues declined from $5.2 billion in 2006 to $3.9 billion in 2009. For the first 10 months of 2010, year-to-date gaming revenues are down an additional 9.1%.[5]

The oft-cited reason for the declines is the massive increase in competition in the Northeast corridor from Washington DC to New York City.[5]

Investors should wonder about the logic of building a new casino in Atlantic City without the benefit of owned casinos in other jurisdictions that could generate visitors.

Revel's boosters often claim the project is a "game changer" that is necessary to revitalize Atlantic City. State Senator Jim Whelan wrote, "Atlantic City has one spectacular beacon of hope - the Revel casino project scheduled to open in 2011."[6]

But is it really a game changer that will be immune to the current downturn?

The casino under construction is a 1,900 room casino with many dining establishments, retail shopping, and entertainment venues. As planned, it looks to be a nice casino, but hardly unique in the Atlantic City market.

From the famous White House Subs to Bobby Flay, visitors to Atlantic City can already choose between over 160 dining options and over 225 retail options at the Quarter, the Walk, the Pier and in the existing casinos. With 1,900 hotel rooms, it would only be the city's fifth largest. Even Revel's nickname "Borgata on the Boardwalk" implies that Revel will be similar to the Borgata, Atlantic City's most successful casino, and the last genuine game changer


2,769
2,590
2,129
2,010
1,898
1,752
Borgata
Harrah's
Tropicana
Taj Mahal
Revel
Bally's

Graph 1: Hotel Rooms in Atlantic City

Emily Sze, an analyst with HVS, a leading hospitality industry consulting and services company, wrote: "The addition of dining, retail and entertainment options [at Revel] offer more amenities than local gaming facilities, but this will probably not [be] enough to incite visitation on a regular basis."[8]

Revel May Not Be Economically Viable

When Revel was applying for $350 million in grants from the state of New Jersey (Revel ultimately withdrew the application in the midst of intense public pressure), the company submitted financial projections to the state's Economic Development Authority. In those financials, Revel claimed that the company's slot machines and table games would make *more money* than Borgata's, that it would charge *more* for hotel rooms, would make *more* on food and beverage and give *less* in complimentaries to high rollers—all with a third fewer rooms than Borgata and in a context of greatly increased regional competition.

Category	Revel Projections for 2012	Borgata Results 2009
Gaming Win per position	$433 per day	$360 per day
Average Hotel Room Rate	$179	$133
Hotel Occupancy	93.3%	83%
Comp rate	16.1%	21.5%
Gross operating Profit Margin	29.0%	26.3%

Table 1: Revel Projections vs. Borgata Results

To calculate more realistic projections, we projected revenues and Gross Operating Profit (GOP or EBITDA) for Revel's casino project by utilizing JP Morgan's projections for the Borgata. We assumed that slot machines and table games would generate as much daily win at Revel as at the Borgata in 2012. We also assumed that Revel would have the same comp rate and GOP margin as the Borgata in 2012 (for our full projections see the Appendix).[10] Because interest rates have not been reported, we run the calculations at three scenarios.

Revel Model 2012E (first year of operation)	Interest rates 9%/12.5%	Interest rates 9.5%/13.0%	Interest rates 10.0%/13.5%
Gross Operating Profits (GOP)	$164	$164	$164
Debt	$1,272	$1,272	$1,272
Debt Ratio (Debt/GOP)	7.8x	7.8x	7.8x
Annual Interest payment	$131	$137	$144
Interest Coverage Ratio (GOP/interest)	1.25X	1.19X	1.14X

Table 2: Financial Projections (in millions)

The interest coverage ratio is "a ratio used to determine how easily a company can pay interest on outstanding debt."[12] The debt covenants in the credit agreement for Boyd Gaming, the parent company for the Borgata, require that Boyd maintain at least a 2.0x Interest Coverage Ratio and limits the total leverage ratio to 7.25x.[13] At the end of September 2010, Boyd's Interest Coverage Ratio was 2.6x and the total leverage was 6.9x.[14]

If Revel performs worse than these projections, the casino will likely have trouble making interest payments on its loans, which could result in a default.

Potential Labor Dispute
A potential barrier to Revel meeting these revenue projections is the possibility of a labor dispute at the casino. Unite Here Local 54 represents almost 14,000 people who work at the 11 casinos in Atlantic City. Local 54's contracts with the various casino companies in Atlantic City are substantially uniform. At the time of this writing, Revel has not secured a labor peace agreement with Local 54, opening the door to a potentially protracted labor dispute.

We review here three recent disputes between Local 54 and casino companies:

The 2004 City-wide Strike

In October of 2004, after Local 54 and several casino companies failed to reach an agreement during contract negotiations, approximately 10,000 members of Local 54 went on strike against seven of the casinos in Atlantic City. The strike lasted 34 days, including the entire month of October.

Gaming Revenues at Struck Casinos fell 10% during Strike


$250
$240
$230
$220
$210
$200
$190
1999
2000
2001
2002
2003
2004

Graph 2: Atlantic City Gaming Revenues October

Graph 2 shows October gaming revenues from 1999- 2004 for the seven casinos that were struck.

For the month of October, the seven struck casinos saw gaming revenue decline by $23.2 million or 9.8% (the casinos that were not affected by the strike saw revenue increases of $30.6 million or 21.2%). October 2004 was a favorable month with 10 weekend days versus only 8 in 2003.

It is worth observing that gaming revenues for the month of the strike were lower than in the first full month following the terrorist attacks of September 11, 2001.

Given the impact of the strike on gaming revenues, investors may well wonder how a prolonged labor dispute with Local 54 would affect Revel's operations.

Local 54 and Tropicana Entertainment

"I would find it difficult to believe that the casino control commissioners were not in some way influenced by the drumbeat of Local 54."[15]

-Joseph Weinert, Spectrum Gaming Group

In January 2007, Columbia Sussex took possession of the Tropicana Casino in Atlantic City and almost immediately began to drastically slash the workforce.

In response to Columbia Sussex's aggressive tactics, Local 54 began a campaign to publicize the conditions at the Tropicana.

That Fall, when the Casino Control Commission held licensing hearings about Tropicana:

> The New Jersey Casino Control Commission ultimately denied Tropicana's license renewal, saying the company lacked the good character, business ability and financial responsibility required under state law.
>
> In their report and public comments, commissioners downplayed the union's influence, saying their decision was based purely on regulatory violations such as the company's failure to set up an independent audit committee. But industry observers said Unite Here created such bad publicity for Tropicana that regulators would have been hard-pressed to act otherwise.[16]

Under New Jersey law, when a casino company is denied a license, the Casino Control Commission appoints a trustee to sell the casino. The casino company gets only what it paid for the casino and any profit goes to the state. Ultimately, Tropicana sold for $200 million worth of company bonds that were purchased at 27¢ on the dollar, or approximately $54 million.[17]

Revel and Public Financing

In January 2010, Morgan Stanley and Revel sought $350 million in state and local funds to help finance the completion of the casino. Unite Here Local 54 along with diverse allies including Americans for Prosperity publicly opposed the public financing.[18]

At the same time, Morgan Stanley and Revel were negotiating with a Chinese bank to provide financing for the project.[19]

After a successful referendum petition, lawsuits and an attempt to change state law to help Revel, a state-wide poll showed that New Jersey taxpayers opposed providing public funds for Revel by a 2-to-1 margin. Local 54's opposition was part of the reason Morgan Stanley decided to exit the investment. As *the Wall Street Journal* reported:

> [Morgan Stanley] was driven largely by a financial analysis of the Atlantic City market, this person said. But public outcry surrounding the project had also become troubling to the bank, this person said.[20]

In the end, Morgan Stanley cashed in its chips, Revel withdrew the application for public funds and the Chinese bank declined to provide funding.

Declining Property Values Make Recovering Assets Questionable

If the shrinking Atlantic City market and Revel's unwillingness to work with Local 54 were to lead to a credit impairment or default, how likely are investors to be able to recoup their losses?

The recent sale of half of Atlantic City's premier casino, the Borgata, suggests that investors would be hard pressed to recover anywhere close to $1.2 billion from Revel.

In early November, it was reported that Leonard Green & Partners had agreed to purchase MGM's 50% share of the Borgata for $250 million.[21] In 2009, Borgata had Gross Operating Profits (EBITDA) of $205 million, 25% more than we project for Revel's first year of operation.

If half of the Borgata, the most successful casino in Atlantic City, sells for $250 million, how much could investors hope to recover if Revel were sold in a fire sale?

Conclusion

Revel Entertainment and Morgan Stanley have chosen to build a casino in Atlantic City in the midst of a perfect storm. Increased competition and the national recession have battered gaming revenues.

Meanwhile, Revel's failure to secure a labor peace agreement with Atlantic City's largest union creates the very real possibility of a labor disruption.

Our financial projections suggest that Revel may have difficulty making the payments on its loans. In the event Revel defaults, the recent sale of a half interest in the Borgata suggests that investors would have a hard time recovering their investments.

Appendix:
Revenue Projections for Morgan Stanley's casino, 2012 (Year One)

	2012 (Year One)	2012 (Year One)	2012 (Year One)
Revenue			
# of Tables	191	191	191
Table win per day[22]	$3,055	$3,055	$3,055
# of Slots	3,500	3,500	3,500
Slot win per day	$296	$296	$296
Gaming Revenue	$593 million	$593 million	$593 million
Non-gaming revenue as a % of Gaming Revenue	45.4%	45.4%	45.4%
Non-gaming Revenue	$269 million	$269 million	$269 million
Total Revenue	$862 million	$862 million	$862 million
Comp Rate	19%	19%	19%
Comps	$164 million	$164 million	$164 million
Net Revenues	$698 million	$698 million	$698 million
GOP Margin	23.5%	23.5%	23.5%
GOP	$164 million	$164 million	$164 million
Debt[23]	$1,272 million	$1,272 million	$1,272 million
Debt/GOP	7.75x	7.75x	7.75x
Interest Rate[24]	9%/12.5%	9.5%/13.0%	10%/13.5%
Annual Interest Payment	$131 million	$137 million	$144 million
Interest Coverage (GOP/Interest)	1.25x	1.19x	1.14x

[1] "Atlantic City Revel casino 'very close' to $1B deal with China to complete project." *Associated Press*, March 31, 2010. [illegible]

[2] Morgan Stanley, Quarterly Report (Form 10-Q), March 31, 2010. [illegible]

[3] Morgan Stanley, Third Quarter 2010 Earnings Report. [illegible]

[4] Wittkowski, Donald, "Revel CEO confident firm will secure $1.3 billion in financing for unfinished casino." *Press of Atlantic City*, November 6, 2010. [illegible]

[5] NJ CCC Monthly Press Release, October 2010, December 2006, 2009.

[6] And there is more competition to come:

- The full impact of table games in Pennsylvania and Delaware is yet to be felt.
- A 4,500 slot machine casino is currently under construction in Queens, and a portion of those machines could be operational within six months.
- Voters gave approval to zoning changes that would enable a 4,750 slot machine casino to be open in Anne Arundel County, Maryland.
- A second casino is planned for Philadelphia.

[7] Statement of Senator Whelan on S920 Submitted to the Senate Economic Growth Committee, February 1, 2010.

[8] Wittkowski, Donald, "Hopes for Atlantic City rise with Revel." *Press of Atlantic City*, August 8, 2009.

[9] Sze, Emily, "Atlantic City Casino and Hotel Market Outlook 2010." HVS, January 26, 2010. [illegible]

[10] Note: we have assumed Borgata-like revenues and comps. Source: Greff, Joseph, "Boyd Gaming Group." JP Morgan, August 9, 2010.

[11] Note: the interest rates correspond to the first and second tranche, for example, "9%/12.5%" means 9% on the first tranche and 12.5% on the second.

[12] [illegible]

[13] Boyd Gaming, 10-Q, September 30, 2010, p. 24.

[14] Zarnett, Andrew, "Boyd Gaming." Deutsche Bank, October 25, 2010.

[15] Mishak, Michael, "Union Pushed; Trop Fell." *Las Vegas Sun*, May 9, 2008.

[16] Mishak, Michael, "Union Pushed; Trop Fell." *Las Vegas Sun*, May 9, 2008.

[17] Wittkowski, Donald, "Trop swears Yung has 'nil' influence." *Press of Atlantic City*, July 28, 2009.

[18] Berzon, Alexandra, "How odds of success got longer for Morgan Stanley's casino plan." *Wall Street Journal*, April 5, 2010.

[19] "Atlantic City Revel casino 'very close' to $1B deal with China to complete project." *Associated Press*, March 31, 2010. [illegible]

[20] Berzon, Alexandra, "How odds of success got longer for Morgan Stanley's casino plan." *Wall Street Journal*, April 5, 2010.

[21] Parmley, Suzette, "L.A. firm bids for MGM's 50% stake in Borgata." *Philadelphia Inquirer*, November 3, 2010. [illegible]

[22] Daily slot win, daily table win, % non-gaming revenue, comp rate and GOP margin are all taken from Greff, Joseph, "Boyd Gaming Group." JP Morgan, August 9, 2010.

[23] Wittkowski, Donald, "Revel CEO confident firm will secure $1.3 billion in financing for unfinished casino." *Press of Atlantic City*, November 6, 2010. [illegible]

[24] Note: the interest rates correspond to the first and second tranche, for example, "9%/12.5%" means 9% on the first tranche and 12.5% on the second.

Unite Here Gaming Research Issues Investor Alert and Launches Website on Revel Entertainment's Atlantic City Casino Project

Thursday November 11, 2010 - 15:50 PM EST

Source: Business Wire News Releases
Author: Unite Here

Click here to read the original story

Responding to the dearth of independent research on the Revel casino project as it prepares for a $1.3 billion high-yield debt offering, Unite Here Gaming Research today issued its first report on Revel Entertainment, and launched www.revelwatch.org, a website providing an independent source of information on the Atlantic City casino project.

The report analyzes the significant risks to investors associated with Revel's debt offering, including 1) Revel may have trouble making interest payments on the debt; 2) a potential major labor dispute with South Jersey's largest labor union, Unite Here Local 54; and 3) the likelihood, in the event of a default by Revel, that investors would be unable to recover significant value due to declining property values in Atlantic City.

"Given the paucity of independent analysis and information available on this project, especially the potential for a labor dispute, we felt it was important to create a resource that would be available for all stakeholders in the project," said Ben Begleiter, senior research analyst for Unite Here.

The website will satisfy the need for up-to-date information on this project, providing critical information for prospective investors, lenders, residents, and other stakeholders so they can make an informed decision about their respective involvement and support of the casino project.

www.revelwatch.org will provide breaking news and detailed information not available anywhere else. The website will also provide continuing coverage of the project's risks, including the likelihood of major labor unrest.

Visitors to the website can register for breaking news updates.

Revel's majority owner, Morgan Stanley (NYSE: MS), recently wrote down its $1.2 billion investment in Revel to just $40 million and announced plans to sell its stake in the casino.

UNITE HERE Local 54 represents workers at all 11 casinos in Atlantic City. In 2004, Local 54 waged a 34 day strike at seven Atlantic City casinos, the longest strike in Atlantic City history. In 2007, Local 54 opposed the license renewal of the Tropicana Casino and Resort in Atlantic City.

Contacts:

Unite Here
Ben Begleiter 609-344-5400 x.111
bbegleiter@unitehere.org

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Exhibit C

THIS IS WHAT THE REAL CASINO UNION CAN DO FOR YOU:

CULINARY & BARTENDERS UNION CONTRACT
AT CASINOS ON THE LAS VEGAS STRIP

HIGHER WAGES	• Cocktail Server: 12.67 • Bartender: $17.04 • Cook: $18.70 • Kitchen Worker: $16.04 • Housekeeper $15.80
BETTER HEALTH INSURANCE	Workers pay nothing out of their paychecks for the best health plan in Nevada, which includes family coverage, vision, dental, and a free pharmacy.
STRONGER JOB SECURITY	Workers are protected against losing their jobs when casinos subcontract out restaurants or departments.
GUARANTEED WORKWEEK	Workers who are scheduled and report to work must be paid for their full shifts. They cannot be sent home early without pay if business is slow.

Penn National, the new owner of The M Resort, might introduce you to *another* union that is NOT the Culinary and Bartenders.

DON'T BE FOOLED!

FIND OUT HOW TO JOIN THE REAL CASINO UNION!


CULINARY
WORKERS
UNION, LOCAL 226

Call Us at 386-5277!

Culinary Workers Local 226 & Bartenders Local 165



ESTO ES LO QUE LA VERDADERA UNIÓN DE CASINOS PUEDE HACER POR USTED:

CONTRATO SINDICAL DE LA CULINARIA Y LOS CANTINEROS EN LOS CASINOS DEL STRIP DE LAS VEGAS

MAYORES SUELDOS	• Coctelera: $12.67 • Cantinero: $17.04 • Cocinero: $18.70 • Empleado de Cocina: $16.04 • Camarera: $15.80
MEJOR SEGURO MÉDICO	Los trabajadores no pagan nada de sus cheques salariales por el mejor seguro médico en Nevada, el cual incluye cobertura familiar, de la vista, dental, y una farmacia gratuita.
SEGURIDAD LABORAL MÁS FIRME	Los trabajadores están protegidos para no perder sus empleos cuando los casinos sub-contratan sus restaurantes o departamentos.
SEMANA DE TRABAJO GARANTIZADA	Los empleados que están en el horario y se presentan a trabajar deben recibir el pago de su turno completo. No pueden ser enviados a casa temprano sin pago si el trabajo está despacio .

Penn National, el nuevo propietario del M Resort, quizás le presente a usted *otro* sindicato que NO es la Culinaria y los Cantineros.

¡NO SE DEJE ENGAÑAR!

¡ENTÉRESE DE CÓMO AFILIARSE A LA VERDADERA UNIÓN DE CASINOS!


CULINARY
WORKERS
UNION LOCAL 226

¡Llámenos al 386-5277!

Culinary Workers Local 226 & Bartenders Local 165



Ballard Spahr
LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

Justin P. Klein
Direct: 215.864.8606
Fax: 215.864.9166
kleinj@ballardspahr.com

February 10, 2012

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of UNITE HERE Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

The purpose of this letter is to advise the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that our client, Penn National Gaming, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials") a proposal (the "Proposal") received from UNITE HERE (the "Proponent/Union"). The Company respectfully requests that the Staff concur with the Company's view that, for the reasons stated below, it may exclude the Proposal from its 2012 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), this letter is being submitted not less than eighty (80) days before the Company files its definitive 2012 Proxy Materials with the Commission. A copy of this letter and its attachments is being mailed to the Proponent/Union as notice of the Company's intent to omit the Proposal from the Company's 2012 Proxy Materials. The Company will promptly forward to the Proponent/Union any response to this no-action request that the Staff transmits by email or facsimile transmission to the Company only.

PROPOSAL

The Company received the Proposal on December 30, 2011. The Proposal requests that the Company amend its bylaws to require that the Company's directors be elected by a majority of the votes cast by the Company's shareholders in the election of directors. A copy of the Proposal and related correspondence with the Proponent/Union is attached to this letter as Exhibit A.

For the convenience of the Staff, the text of the Proposal is set forth below:

Shareholder Proposal for a Majority Vote Standard in Director Elections

RESOLVED, that the shareholders of Penn National Gaming, Inc. (the "Company") recommend that the Board of Directors take the steps necessary to amend the Company's articles and bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained only for contested director elections (that is, when the number of director nominees exceeds the number of board seats).

The supporting statement is continued on Exhibit A.

GROUNDS FOR EXCLUSION

The Proposal should be excluded under Rule 14a-8(i)(4) because the Proposal relates to the redress of the Proponent/Union's personal claims and grievances against the Company, which are not shared by other shareholders at large.

ANALYSIS

On December 30, 2010, the Proponent/Union submitted a nearly identical proposal to the Proposal (the "2011 Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials"). The Company thereafter requested that the Staff confirm that it would take no enforcement action if the Company excluded the Proposal from its 2011 Proxy Materials (the "2011 No-Action Request"). Although the Staff would not confirm that it would take no enforcement action if the Company excluded the 2011 Proposal from its 2011 Proxy Materials, the Company continues to believe that the 2011 Proposal was entirely unrelated to the Proponent/Union's status as a shareholder of the Company and was merely an attempt to seek redress of a personal grievance. Significantly, in all the correspondence related to the 2011 No Action Request, Proponent/Union did not contest the veracity of even one of the numerous instances of harassment raised by Company Accordingly, for the same reasons as are set forth in the 2011 No-Action Request, which is attached to this letter as Exhibit B, and the additional reasons set forth below, the Company believes, more than ever, that this additional Proposal is merely another attempt in a long and continuing series of attempts by the Proponent/Union to seek redress of a personal grievance. Therefore, the Proposal may be excluded from the Company's 2011 Proxy Materials under Rule 14a-8(i)(4).

In addition to the reasons set forth in the 2011 No-Action Request, during the past year, the Proponent/Union has engaged in a number of activities that further demonstrate that the Proponent/Union is merely submitting the Proposal as an attempt to seek redress of a personal grievance. Such activities include:

- In connection with the Company's acquisition of The M Resort in Henderson, Nevada, in May 2011, a local affiliate of the Proponent/Union began distributing provocative literature to employees of The M Resort. The Proponent/Union had not initiated any organization efforts among employees at The M Resort prior to the Company's purchase of The M Resort. The documents distributed by the Proponent/Union, a sample of which is attached to this letter as Exhibit C, were clearly designed to create concern and discontent relative to the Company's ownership of The M Resort, going so far as suggesting, without any factual basis, that the Company would introduce another union to the workplace other than the Proponent/Union.

- In connection with opening of the Company's Hollywood Casino - Perryville facility in Maryland, the Company executed a "Labor Peace Agreement" with three local unions, resulting in the recognition of these labor unions as the bargaining agents for Company employees. Although offered the chance to participate on the identical terms as the other unions, the Proponent/Union refused. Instead, after picketing the casino opening, the Proponent/Union filed an expansive unfair labor practice charge with the NLRB's Region 5, challenging the Company's recognition of the local labor unions and reciting a wide array of other accusations of unlawful assistance to the competing labor unions and unlawful discrimination against the Proponent/Union's supporters. After a thorough investigation, on February 28, 2011, substantially all of the allegations in the charge, especially those challenging the status of the incumbent unions, were dismissed by the NLRB as lacking merit.

Notably, the Proposal represents the fourth consecutive year in which a proposal has been submitted by the Proponent/Union to the Company. In the past four years, to our knowledge based on a search of Commission filings during such period, the Proponent/Union has only submitted six other proposals that were included in the annual meeting materials of other issuers. During that period, despite the fact that Proponent/Union and its affiliates must own shares of numerous public companies, the Company appears to be the only issuer that has been targeted with more than one proposal from the Proponent/Union in its annual meeting materials. The fact that only a limited number of proposals have been included in the annual meeting materials of other issuers and that the Proponent/Union has repeatedly and consecutively submitted proposals to the Company supports our conclusion that the Proponent/Union is merely using the shareholder proposal process as a tactic to harass the Company and not to further a matter of general interest to the Company's shareholders.

It is the Company's hope that the Proponent/Union's continued abuse of the proxy process, particularly when viewed along side of the Proponent/Union's other examples of harassment (described in the 2011 No-Action Request), will cause the Staff to reconsider its 2011 determination and conclude that the Proponent/Union's corporate campaign against the Company represents an attempt to seek redress for a personal grievance. Such a finding by the Commission would be consistent with the recent holdings by Federal Courts which have recognized the legal sufficiency of claims by companies against labor organizations which have targeted them with harassment and corporate campaigns.[1] Unless companies are permitted to omit proposals which are submitted under similar circumstances as the Proposal, it is likely that the Proponent/Union and other unions will be emboldened to further abuse the proxy process to advance personal grievances.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will take no enforcement action if the Company excludes the Proposal from its 2012 Proxy Materials.

The Proponent/Union is respectfully requested to copy the undersigned on any responses it may elect to make to the Commission. The Company would be pleased to provide the Staff with any additional information, and answer any questions regarding this letter. Please do not hesitate to contact me at 215.864.8606 if you require additional information or want to discuss this letter further.

Thank you for your attention to this matter.

Very truly yours,



Justin P. Klein

JPK/ls

cc: Jordan B. Savitch, General Counsel
Carl Sottosanti, Deputy General Counsel

---

1 *See Sodexo Inc. v. Service Employees International Union et al*, No. 1:11-cv-00276, Virginia Eastern (denying motion to dismiss where union launched a concerted and coordinated campaign to force unionization demands on plaintiff); *Smithfield Foods, Inc. v. United Food and Commercial Workers,* 633 F. Supp. 2d 214 (E.D.Va. May 2008) (refusing to grant motion to dismiss claims where corporation alleged that defendant-unions conspired to extort an agreement from corporation to recognize unions as exclusive bargaining agents for hourly employees); *Texas Air Corp. v. Air Line Pilots Association*, No. 88-0804, 1989 WL 146414 (S.D. Fla. July 1989) (holding that plaintiff had stated a claim upon which relief may granted where the plaintiff alleged that the defendant-unions engaged in a concerted illegal campaign to force the plaintiff to sell a subsidiary to the unions); *Titan International, Inc. v. Becker,* 189 F. Supp. 2d 817 (C.D. Ill. Oct. 2001) (denying motion to dismiss claims where defendant-unions engaged in an enterprise with the illegitimate purpose of extorting money and property from the plaintiff-corporation).

Exhibit A

UNITE HERE!

LOCAL 2262

Kate O'Neil
Senior Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676
Tel: (662) 363-1882
Fax: (662) 363-3642
koneil@unitehere.org

December 30, 2011

Robert S. Ippolito
Secretary
Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, Pennsylvania 19610

By Certified Mail and Facsimile

Dear Mr. Ippolito:

I am submitting the enclosed shareholder proposal by UNITE HERE for inclusion in the proxy statement and form of proxy relating to the 2012 Annual Meeting of Stockholders of Penn National Gaming, Inc., pursuant to Rule 14a-8.

I am the authorized agent of UNITE HERE, which has continuously held 135 shares of the Company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date of submitting the proposal. I also wish to affirm that UNITE HERE intends to hold the same shares continuously through the date of the Company's 2012 Annual Meeting of Stockholders. We will be in attendance at the 2012 Annual Meeting to present our proposal.

If you need to reach me regarding this proposal, please use the contact information under my name above. Thank you for your attention to this matter.

Sincerely,



Kate O'Neil
Senior Research Analyst

Enclosure: Shareholder Proposal by UNITE HERE

Shareholder Proposal for a Majority Vote Standard in Director Elections

RESOLVED, that the shareholders of Penn National Gaming, Inc. (the "Company") recommend that the Board of Directors take the steps necessary to amend the Company's articles and bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained only for contested director elections (that is, when the number of director nominees exceeds the number of board seats).

Supporting Statement
The accountability of the Board to its shareholders is integral to the success of our Company. The plurality vote standard is an outdated corporate governance practice that serves to protect entrenched boards and frustrate shareholders' ability to hold directors accountable. The Council of Institutional Investors and ISS support a majority vote standard. ISS reports that this proposal received majority support from shareholders in each of the past four years.

Under the plurality standard, a nominee for the board can be elected with as little as a single vote, even if a substantial majority of the votes cast are "withheld" from the nominee. For this reason, we believe that plurality voting should only be used in contested director elections, and otherwise our Company should change to a majority vote standard. We believe increased accountability is especially needed at our Company.

Board Unresponsive to Shareholder Concerns
In 2011 a majority of Penn shareholders voted in favor of a proposal to adopt a majority vote standard, yet the Board has not implemented the recommended change. In 2010, shareholders voted overwhelmingly to recommend declassification of the Penn Board. The Board's failure to take this action led ISS to recommend that shareholders cast "withhold" votes for all director nominees.

Directors Tied to Executives
Several directors have longstanding ties to the CEO and his family. Cramer is a trustee of the Carlino Family Trust and has sat with Peter D. Carlino on two additional boards. Levy's businesses have bred three race horses with Peter Carlino. Jacquemin was employed by the Carlino Family Corporation in the 1970s.

Excessive Compensation
In 2010, Peter M. Carlino received over $9.4 million in total compensation. Base salaries for three executives are above the tax deductible cap of $1 million. Penn's director compensation is above the median for publicly-traded gaming companies. The personal air travel of executives cost our Company over $266,000 in 2010.

Windfall to Executives with a Change in Control
Penn maintains a single trigger change in control payment that generously pays executives three times their annual base salary and annual cash bonus in the event of a change in control without requiring a subsequent termination to receive payment. ISS has recommended withhold votes

because of the arrangement. Compensation committee members have received substantial withhold votes in recent elections.

We urge shareholders to vote FOR this proposal.

James W. McClelland
Senior Vice President

590 Madison Avenue
11th Floor
New York, NY 10022
direct 212 307 2845
fax 800 858 7358
toll free 800 511 1944

MorganStanley
SmithBarney

December 30, 2011

United Here
Attn: Marty Leary
1775 K Street NW-6th Floor
Washington, DC 20006

To Whom It May Concern:

Please note that Unite Here is the beneficial owner of 135 Penn National Gaming stock and has continuously held these shares for more than one year. If you have any questions about this, please call me at 212-307-2845.

Sincerely,



James W. McClelland

Morgan Stanley Smith Barney LLC. Member SIPC.

Exhibit B



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Justin P. Klein
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Re: Penn National Gaming, Inc.
Incoming letter dated February 11, 2011

Dear Mr. Klein:

This is in response to your letters dated February 11, 2011, March 4, 2011, March 17, 2011, and March 25, 2011 concerning the shareholder proposal submitted to Penn National by UNITE HERE. We also have received letters from the proponent dated February 24, 2011 and March 22, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Kate O'Neil
Senior Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676

March 30, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Penn National Gaming, Inc.
Incoming letter dated February 11, 2011

The proposal recommends that the board take the steps necessary to amend the company's bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting, with a plurality vote standard retained for contested director elections.

We are unable to concur in your view that Penn National may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We also are unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Penn National may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(4).

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ballard Spahr
LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

Justin P. Klein
Direct: 215.864.8606
Fax: 215.864.9166
kleinj@ballardspahr.com

March 25, 2011

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Third Supplement to Letter Dated February 11, 2011 Related to the Shareholder Proposal of UNITE HERE

Ladies and Gentlemen:

As a further supplement to the letters submitted on behalf of Penn National Gaming, Inc. (the "Company"), to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), we are submitting this letter in response to UNITE HERE's (the "Proponent") letter to the Staff dated March 22, 2011. The Company has provided to the Staff more than ample proof of the Proponent's sole motive -- to attack the Company until it capitulates on the Proponent's demand for a union card check arrangement that will result in substantial additional revenues from the collection of union dues from thousands of the Company's employees. Instead of reciting facts from our earlier correspondence, this letter will briefly address the credibility of the Proponent's arguments. To that end, please consider the following:

1. The Company has provided a detailed chronology demonstrating the personal grievance that justifies omission of the Proponent's shareholder proposal from the Company's proxy statement. Despite several opportunities, the Proponent has not refuted even a single fact presented by the Company. On this issue, the Proponent would ask the Staff to believe its motives are solely to increase shareholder value despite being unable to deny any of the numerous facts presented.

2. The affidavits now offered by the Proponent are (like the ones previously offered) evasive at best. This new set of affidavits merely shows that the Proponent's attacks on the Company are not all undertaken by the same Proponent employees. The affidavits do not address the undisputed facts that comprise the corporate campaign. In addition, conspicuous by its absence is any affidavit from the Proponent's executives who threatened the Company with a corporate campaign. On this point, the Proponent claims that the attacks against the Company are simply coincidental and unrelated. Furthermore, the argument that the proposal was sent by an employee of an affiliated branch of the Proponent does not change the fact that the proposal was submitted by the Proponent, as a

shareholder of the Company, which is an affiliate of the various union-branches that have taken action against the Company.

3. In the Proponent's March 22, 2011 response letter, the Proponent suggests that its "legislative research report" is intended to encourage behavior by the Company that will lead it to greater business success. If that was at all true, the Proponent would have most likely first raised those issues in a private meeting with or in correspondence to the Company, rather than in a widely distributed research report. The Company finds it remarkable that the Proponent had the temerity to represent to any regulatory body, let alone the Commission, that its widespread publication of a misleading research report was somehow intended to improve shareholder value.

The Company would be pleased to provide the Staff with any additional information, and answer any questions regarding this letter. Please do not hesitate to contact me at 215.864.8606 if you require additional information or want to discuss this letter further. Thank you again for your consideration of this matter.

Very truly yours,



Justin P. Klein

JPK/ls

cc: Jordan B. Savitch, General Counsel
Carl Sottosanti, Deputy General Counsel

March 22, 2011

Via E-mail

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES & EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Second Response to Penn National Gaming, Inc's No-action Request Related to Shareholder Proposal from UNITE HERE

Ladies and Gentlemen:

I write on behalf of UNITE HERE in response to Penn National Gaming, Inc.'s ("Penn" or the "Company") second supplemental letter dated March 17, 2011 to its no-action request made in previous letters to the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission dated February 11, 2011 and March 4, 2011. Penn seeks no-action relief under Rule 14a-8(i)(4), which applies to proposals related to a "personal grievance." In Penn's second supplemental letter the Company references a legislative research report circulated at a Maryland legislative committee hearing as evidence that UNITE HERE's shareholder proposal is related to a personal grievance. The contact person identified on the report is Roxie Herberkian. Ms. Herberkian is the president of UNITE HERE Local 7 in Baltimore, Maryland.

As indicated in our previous correspondence, the Proposal and Supporting Statement were drafted and submitted by Kate O'Neil, a senior research analyst with UNITE HERE, under the supervision of Marty Leary, UNITE HERE's Deputy Director of Capital Stewardship. Both Ms. O'Neil and Mr. Leary are employees of UNITE HERE International Union, not UNITE HERE Local 7. Both Ms. O'Neil and Mr. Leary have signed statements under penalty of perjury stating that they did not author or authorize the legislative research report. (See signed statements contained in Appendices A and B.) Likewise, Ms. Herberkian did not direct Ms. O'Neil and Mr. Leary to submit the shareholder proposal. Local 7 was not involved in the submission of UNITE HERE's shareholder proposal.

Furthermore, we do not think it is in the best interest of shareholders for Penn to continue to engage in conflicts with government agencies and elected officials, as detailed in the legislative research report referenced by Penn. Such behavior by Penn could lead to widespread distrust of the Company in an industry where the trust of regulators and the public is required for success. Furthermore, union communication with state legislators is protected by the constitutional right to petition government. It is within the rights of affiliates of UNITE HERE to offer analysis related to legislative issues in Maryland and other jurisdictions. As detailed in our first letter to the SEC, the Staff has not found a labor dispute between a union and a company, nor an active union organizing campaign at a company, to be sufficient for the exclusion of a proposal under 14a-8(i)(4). See *Dresser-Rand Group* (February 19, 2008), *Cintas* (July 6, 2005), *General Electric Company* (February 3, 2004), *International Business Machines Corporation* (February 2, 2004). Staff should deny the relief Penn seeks.

Please do not hesitate to call me at 662-801-2241, if we can provide additional information. As requested in our first letter, if Staff intends to issue a no-action letter we request a personal meeting before Staff does so.

Sincerely,



Kate O'Neil
Senior Research Analyst
UNITE HERE

Appendix A

UNITEHERE!
1775 K Street, NW, Suite 620, Washington, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

I, Kathleen O'Neil, am an employee and representative of UNITE HERE. In my capacity as a senior research analyst for UNITE HERE, I wrote and submitted the shareholder proposal for inclusion on Penn National Gaming, Inc.'s 2011 Proxy. I did not write or authorize the legislative research report titled "Penn National: Broken Promises and Hardball Tactics." UNITE HERE's proposal requests that the Company amend its bylaws to adopt a majority vote standard in director elections, with a plurality vote standard retained in the case of contested director elections. I believe that this proposal will assist shareholders by increasing the accountability of the Board of Directors of the Company to its owners- the shareholders.

I declare under penalty of perjury of the laws of the United States that the foregoing is true and correct. Dated this 22 day of March, 2011.





JOHN W. WILHELM, PRESIDENT
GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer; Peter Ward, Recording Secretary; D. Taylor, General Vice President; Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

Appendix B

UNITEHERE!

1775 K STREET, NW, SUITE 620, WASHINGTON, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

I, Marty Leary, am an employee and representative of UNITE HERE. As UNITE HERE's Deputy Director of Capital Stewardship, I oversaw the preparation of UNITE HERE's shareholder proposal submitted for inclusion on Penn National Gaming, Inc.'s 2011 Proxy. I did not authorize or produce the legislative research report titled "Penn National: Broken Promises and Hardball Tactics." I firmly believe that this proposal to adopt a majority vote standard will benefit the shareholders of Penn National Gaming, Inc., and I believe shareholders of the Company will support this proposal as they have supported other governance reforms in the past, including ones we have proposed.

I declare under penalty of perjury of the laws of the United States that the foregoing is true and correct. Dated this 22nd day of March, 2011.



JOHN W. WILHELM, GENERAL PRESIDENT
EXECUTIVE VICE PRESIDENTS: Mike Casey, Sherri Chiesa, Maria Elena Durazo, Henry Tamarin, D.Taylor, Peter Ward

Ballard Spahr
LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

Justin P. Klein
Direct: 215.864.8606
Fax: 215.864.9166
kleinj@ballardspahr.com

March 17, 2011

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Second Supplement to Letter Dated February 11, 2011 Related to the Shareholder Proposal of UNITE HERE

Ladies and Gentlemen:

By letters dated February 11, 2010 and March 4, 2011 (collectively, the "No-Action Request"), on behalf of Penn National Gaming, Inc. (the "Company"), we requested confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") would not recommend enforcement action if the Company omitted a proposal (the "Proposal") submitted by UNITE HERE (the "Proponent") from the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders. As counsel to the Company, this letter is being submitted to further supplement the No-Action Request and to update the Staff on recent developments involving the Proponent.

The No-Action Request provided an uncontroverted and detailed chronology of the continuing harassment by the Proponent against the Company that formed the basis of our belief that the Proposal should be excluded from the 2011 proxy materials pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of the Proponent's personal claims and grievances against the Company. In addition to all the actions set forth in the No-Action Request, on March 15, 2011, the Proponent distributed the attached self-styled "legislative research report" maliciously disparaging the Company at a Maryland legislative committee hearing on potential subsidies for race tracks, including the Rosecroft Raceway facility recently purchased by the Company out of bankruptcy and for which the redirected and already earmarked subsidies represent a critical building block in re-opening the facility and hiring a new complement of employees (see Exhibit A). The report attempts to paint the Company as dishonest by purporting to accurately describe various past events involving the Company. The Proponent's recitations, however, are rife with intentionally misleading inaccuracies and statements deliberately taken out of context. While the Company certainly will address the inaccuracies of these allegations in the appropriate forum, the mere fact that the Proponent would develop and widely distribute this article speaks volumes about their singular motivation. This latest missive by the Proponent is simply another example of the Proponent's singular focus on trying to coerce the Company into capitulating to its desire to represent (and collect dues from) the Company's employees without the benefit of giving those employees a meaningful option or a secret ballot.

In sum, the Proponent's so-called "research report" provides further support for the Company's No-Action Request, as it demonstrates the Proponent's personal animus against the Company as well as its continued efforts to harm shareholder value. Despite the Proponent's contention that it has an interest in shareholder value (see paragraph 2 of page 3 of the Proponent's letter to the Staff dated February 24, 2011), there is no circumstance under which its "research report" could possibly increase shareholder value. In fact, the report is a direct attempt to damage the Company's operations and growth initiatives in Maryland and across the country thereby directly harming shareholder value. Furthermore, the Proponent's established and repeated efforts to harm shareholder value indicate that the Proponent's sole purpose in owning Company stock, as described in the No-Action Request, is to harass the Company with the additional mechanisms made available to shareholders, such as the shareholder proposal process. The Company believes that the timing of this latest action by the Proponent is particularly curious given that it clearly shows a disregard for shareholder value – directly contrary to the statements made by the Proponent to the Staff in their letter dated February 24, 2011 and in light of the Staff's pending review of the Company's No-Action Request relating to a personal grievance.[1] Moreover, this latest development is virtually dispositive of its retaliatory motive with respect to the Company's detailed exposition of the Proponent's campaign in the No-Action Request and its utter disregard for shareholder value.

On the basis of the foregoing and the Company's No-Action Request, the Company believes that the Proponent's Proposal is simply another attempt to exert pressure on the Company in order to redress and pursue a personal grievance particular to the Proponent, and is therefore excludable under Rule 14a-8(i)(4). Accordingly, we respectfully request that the Staff confirm that it will take no enforcement action if the Company excludes the Proposal from its 2011 proxy materials. The Company would be pleased to provide the Staff with any additional information, and answer any questions regarding this letter. Please do not hesitate to contact me at 215.864.8606 if you require additional information or want to discuss this letter further.

---

[1] In the Proponent's letter to the Staff dated February 24, 2011, the Proponent stated "[f]urthermore UNITE HERE has a proven track record of working with Penn shareholders to enhance shareholder value."

Thank you for your consideration of this letter, as well as our prior correspondence.

Very truly yours,



Justin P. Klein

JPK/ls

cc: Jordan B. Savitch, General Counsel
Carl Sottosanti, Deputy General Counsel

EXHIBIT A

UNITE HERE!

Penn National:
Broken Promises and Hardball Tactics

Legislative Research Report

March 14, 2011

Roxie Herbekian
(301) 651-8526
rherbekian@unitehere.org

Penn National Gaming has a history of breaking promises and using hardball tactics against states and local governments. On February 3rd of this year, Penn National Chairman and CEO Peter Carlino said, "We planted a large flag in Maryland, and we're there for the long haul."[i] But Penn National's commitment to Maryland has been "on" one minute and "off" the next. According to the Washington Post, the pattern of broken promises started in 2007 when Penn National initially committed to buy Rosecroft Raceway, promising that the purchase was "not contingent on the approval of video lottery terminals at the track" Then, Penn National withdrew its offer when the track did not get slots.[ii]

In 2010 Penn National joined in the Maryland Jockey Club's attempt to wrest away a slot license from the Arundel Mills Casino. According to the Baltimore Sun, when the Maryland Lottery Commission discussed taking action in response, Penn National took the unusual step of asking the commission to delay issuing its Perryville license.[iii] By threatening to delay the opening of its Perryville casino, Penn risked depriving the Maryland Education Trust Fund of $6.5 million in revenue from the casino's opening through November 1st, 2010.[iv]

Despite agreeing to the terms before it "planted its flag" in Maryland, Penn National sought to have a competing casino eliminated. Maryland is not a unique case: Penn National has a history of conflict with governments in other jurisdictions, including Ohio, Kansas, and Illinois:

- Penn National is considering moving Raceway Park away from Toledo after promising the city it would keep the track open, according to the *Toledo Blade*
- Penn National is demanding $8 million in annual tax breaks for its casino in Columbus after spending $24 million to win the right to operate slots in the state, according to the *Columbus Dispatch*
- Penn National benefitted from a legislative push to overturn an Illinois Gaming Board ruling requiring it to divest itself of some of its casinos, according to the *St. Louis Post Dispatch*
- Penn National allegedly broke a commitment to build a $250 million casino in Cherokee County, Kansas.

"I Was Basically Lied to"

Rosecroft is not the only race track Penn National suddenly changed its plans for. Penn National owns Raceway Park in Toledo, Ohio, and recently announced that it is investigating the possibility of relocating the racing license. According to the Toledo Blade, fifteen months ago Penn National "unequivocally" stated they "have no plans to close Raceway Park." Toledo District 6 Councilman Lindsay Webb says that "I was basically lied to on the record," by Penn National.[v]

Penn National is apparently trying to squeeze Columbus taxpayers to add to their casino profits

First, Penn National spent over $24 million to back an Ohio State Constitutional Amendment legalizing casinos.[vi] Then, the company asked Columbus for tax breaks for its casino, including $8 million annually to fund road work and other infrastructure for the project.[vii] The request caught the city by surprise: Prior to the referendum legalizing slots in Ohio, Penn National "repeatedly said it would pay for any necessary public improvements," according to the Columbus Dispatch.[viii] The city has so far refused to give Penn National the tax breaks. Now, Penn National says it may oppose Columbus annexing its casino site, costing the city millions of dollars in lost revenues annually. Penn National's site is not covered by Columbus' water and sewer services, according to the Columbus Dispatch. Instead, Penn National filed permit applications with the

---

UNITE HERE is the hospitality workers union that represents workers in the gaming industry across the country. The Research Department provides research on the gaming industry from the perspective of those who work in the industry.

Ohio DEP to drill wells to provide water for the casino.[ix] According to the Columbus Dispatch a nearby city was approached by an 'anonymous client' - represented by Penn National's project manager - who wants to truck in 120,000 gallons of raw sewage daily. The Columbus Mayor's spokesman Dan Williamson responded "If they're looking for leverage, maybe something less ridiculous. It doesn't pass the smell test."[x]

Penn National promises compliance with regulatory agreements—until they can get them overturned

As a condition of Penn National's buyout of Argosy Gaming, the Illinois Gaming Board required that Penn National had to sell two riverboats in Illinois. Penn National could ask the board to re-consider. But according to the St. Louis Dispatch, in 2007 a bill filed with the legislature was amended to "overrul[e] state gambling regulators who'd ordered the company to sell."[xi] The legislative effort failed, but ultimately the company got the regulatory decision it wanted and kept the casinos it had promised to divest.[xii]

Penn National "Bailed Out" on Cherokee County

Penn National planned to build a casino in Cherokee County, Kansas.[xiii] On April 9, 2008 the Kansas City Star reported that "Penn National Gaming is pressuring Kansas to back off a requirement in state law that companies invest at least $250 million in state gambling casinos."[xiv] The Associated Press reported that Penn National sought the changes because of competition from a nearby casino owned by the Quapaw tribe. Penn National COO Timothy Wilmott said "we applied before the Quapaw were on anybody's radar screen."[xv] But the record shows that the Quapaw Tribe broke ground for their casino on July 31st, 2007, thirty days before Penn National filed its proposal on August 31st of the same year.[xvi]

The legislature rejected efforts to change the law, and Penn National cancelled the project. According to the Kansas City Star, Penn National argued the casino "required too large an investment." Kansas State Representative Doug Gatewood disagreed, saying "I think they're just making excuses right now."[xvii] Cherokee County sued Penn National on September 11, 2008, seeking $53 million in damages alleging breach of contract. According to the Associated Press two mediation sessions between the parties failed to reach a settlement, and the case will likely go to trial.[xviii]

The Baltimore Sun: "Be skeptical about whether Penn National is the right partner"

After cancelling its deal in 2007, Penn National announced it acquired Rosecroft Raceway on March 1st, 2011.[xix] The Baltimore Sun reports that Penn National wants slots at Rosecroft, and is looking at selling its share of the Maryland Jockey Club.[xx] An editorial in the Baltimore Sun written after Penn National announced its investment in the Jockey Club strikes true – "Horsemen should be skeptical about whether Penn National is the right partner, or if it's just another entity looking to cash in on Maryland slots."[xxi]

---

[i] Cho, Hanah. "Betting on Maryland." Baltimore Sun 6 Feb. 2011, Business sec.
[ii] Wagner, John. "Slots Testimony Seen in a New Light." Washington Post Online. 30 Nov. 2007.
[iii] Fuller, Nicole. "Cecil Slots Might Be Delayed by Claims in Arundel Dispute." Baltimore Sun 17 Sept. 2010.
[iv] Slots Revenue published by the Maryland State Lottery Commission from Sept. & Oct. 2010
[v] Messina, Ignazio. "Toledo Councilman Claims Raceway Park Owners Lied." The Blade [Toledo, OH] 21 Jan. 2011
[vi] Campaign Finance Disclosure filed by Ohio Jobs and Growth Committee.
[vii] Vitale, Robert. "Casino Builder Now Seeking City Incentives for Its New Site." Columbus Dispatch 24 Oct. 2010
[viii] Editorial Staff. "Stick to the Deal." Columbus Dispatch 5 Dec. 2010
[ix] Caruso, Doug. "Casino Can Get Enough Water Via Wells." Columbus Dispatch 1 Dec. 2010.
[x] Gibson, Elizabeth, and Holly Zachariah. "Trucking Out Sewage a Costly Fix." Columbus Dispatch 25 Jan. 2011
[xi] McDermott, Kevin. "Casino Owner Is Hitting Jackpot." St. Louis Post-Dispatch 1 June 2007.
[xii] Okon, Bob. "Penn Keeps Hold of Empress." Southtown Star [Chicago, IL] 21 Feb. 2008.
[xiii] "Penn National Gaming Files Application to Become Lottery Gaming Facility Manager in Southeast Kansas." Business Wire 31 30 Aug. 2007
[xiv] Alm, Rick. "Penn National Gaming Wants Kansas to Relax $250 Million Investment Rule." Kansas City Star 9 Apr. 2008
[xv] Ruckman, S.E. "Quapaws Break Ground for Huge Casino, Hotel." Tulsa World 1 Aug. 2007.
[xvi] "Penn National Gaming Files Application to Become Lottery Gaming Facility Manager in Southeast Kansas." Business Wire 31 Aug. 2007
[xvii] Hanna, John. "PA Company Withdraws Kan. Casino Plan." Associated Press [Topeka, Kan.] 11 Sept. 2008.
[xviii] "No Deal in Penn National Mediation with KS County." Associated Press [Columbus, KS] 16 Feb. 2011
[xix] "Penn National Gaming Acquires Rosecroft Raceway in Oxon Hill, Maryland." Business Wire 1 Mar. 2011.
[xx] Walker, Andrea K. "Penn National Might Give Up Stakes in Some Maryland Tracks." Baltimore Sun 25 Feb. 2011.
[xxi] Green, Andy. "Penn National Is No Savior for MD Horse Racing." Baltimore Sun Online 7 May 2010

Ballard Spahr
LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

Justin P. Klein
Direct: 215.864.8606
Fax: 215.864.9166
kleinj@ballardspahr.com

March 4, 2011

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Supplement to Letter Dated February 11, 2011 Related to the Shareholder Proposal of UNITE HERE

Ladies and Gentlemen:

On February 11, 2010, on behalf of Penn National Gaming, Inc. (the "Company"), we submitted a letter (the "No-Action Request") to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's intention to omit UNITE HERE's (the "Proponent") proposal (the "Proposal") from the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders. This letter is in response to the letter to the Staff, dated February 24, 2011 (the "Response Letter"), submitted by Kate O'Neil on behalf of the Proponent and supplements the No-Action Request.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2011 proxy materials pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of the Proponent's personal claims and grievances against the Company, which are not shared by other shareholders at large. In the Response Letter, the Proponent makes a number of conclusory and unsupported arguments as to why the Proposal should be included in the Company's proxy materials. As described below in further detail, the Proponent's response can most charitably be characterized as evasive as they cleverly seek to hide behind (a) coyly scripted affidavits, (b) a misunderstanding of the applicable rule, and (c) the cloak of being a "shareholder advocate." This letter will briefly highlight the serious shortcomings and misunderstandings of Rule 14a-8(i)(4) in the Proponent's arguments. Following our review of the Response Letter, the Company believes even more strongly that the Proposal should be excluded pursuant to Rule 14a-8(i)(4) and therefore respectfully reiterates our request in the No-Action Request that the Staff concur with the Company's view and confirm it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2011 proxy materials.

DMEAST #13433522 v6

I. The Response Letter Fails to Demonstrate the Absence of a Personal Grievance

In the Response Letter, the Proponent claims that the "Company has no evidence that submission of the proposal was motivated by a personal claim." This conclusion is fanciful. In fact, the No-Action Request recites a litany of conduct by the Proponent/union occurring over the course of five years which forcefully and repeatedly demonstrates the Proponent's animus against, and their real motivations relative to, the Company. This conduct, as described in detail over several pages in the No-Action Request, is part and parcel of a calculated and ongoing national campaign by Proponent/union with the sole and express intent of pressuring the Company into agreeing to a card check arrangement with the Proponent-in order to make it easier for the Proponent to expand its membership by organizing the Company's workers.

Most notably, in the Response Letter, the Proponent cannot and does not refute or contest even a single instance of the many components of their corporate campaign listed in the No-Action Request-many of which were harmful to the Company, its employees and shareholders. These uncontroverted facts are further supported by the affidavits of certain members of the Company's senior management, which are attached hereto as Exhibit A, and clearly establish a campaign with the goal of influencing the Company to accede to the Proponent's demand for a card check arrangement (an arrangement, which not coincidentally, is likely to prove quite lucrative to the Proponent). In addition, the cleverly drafted affidavits submitted by the Proponent are no more persuasive than the Response Letter. Those affidavits carefully avoid denying the ongoing corporate campaign or the animus against the Company, and those affidavits were not issued by the executives who have engaged in and directed this conduct. For example, notably absent was an affidavit from Dee Taylor, the Proponent's General Vice President who stated in a press interview that a "nationwide campaign . . . is in the works."[1] This is the same union executive who boasted about defeating certain Company growth initiatives in a meeting with Company representatives (as further described in the No-Action Request and Exhibit A to this letter).

The Proponent's argument that an entity must actually threaten use of the shareholder proposal process as a disruptive tactic in order to establish a personal grievance would enable shareholder-proponents to escape exclusion by merely remaining silent or otherwise cleverly concealing their true purpose. Further, contrary to the Proponent's argument in the Response Letter, there is nothing in the Commission's no-action positions taken with respect to *Dow Jones & Company, Inc.* (January 24, 1994) or *Cabot Corporation* (September 13, 1990) that requires such an obvious threat to be made as a condition to establishing a personal grievance. Based on this faulty premise, the Proponent now seeks to absolve itself of five years of a corporate campaign that included several actions that proved harmful to the Company and its shareholders with the excuse that it never explicitly threatened disruptive shareholder action as a result of its campaign. Especially against this set of facts, this argument cannot survive. The Proponent/union's now undisputed conduct and statements described

[1] See Exhibit B to the No-Action Request.

in the No-Action Request establish that the Proponent/union is engaged in an ongoing campaign to pressure the Company into agreeing to the card check arrangement and, together with the history of other disruptive actions, demonstrate that the Proposal is just the latest element of the campaign. If the Proponent's argument that an explicit threat to take shareholder action is required to establish a personal grievance is accepted, then their proposed exception will swallow the clear intent of the rule.

2. The Proposal is Designed to Provide a Particular Benefit to the Proponent

The Proponent objects to the Company's failure to provide evidence of how adoption of the Proposal would further the Proponent's goals. However, this objection suffers from a misunderstanding of Rule 14a-8(i)(4). As described in the No-Action Request, under Rule 14a-8(i)(4), the Staff has granted no-action letters, where a proposal was viewed as an attempt to harass an issuer. *See Dow Jones*. Accordingly, the subject matter of the Proposal is not required to immediately or directly effect a benefit particular to the Proponent; rather, it is the submission of the Proposal by itself that is part of a series of attempts to harass and coerce the Company into agreeing to the card check arrangement. The No-Action Request also describes how pressuring the Company into the card check arrangement will provide a substantial and much needed financial benefit to the Proponent.

The Proponent cites several precedent no-action request letters in the Response Letter that relate to a labor dispute or active union organizing campaign. However, unlike those precedent letters, this case does not relate to a current labor dispute or union organizing campaign involving employees of the Company, but instead involves a well-documented campaign by executives of the Proponent/union against the Company with the purpose of gaining leverage in their efforts to institute a card check arrangement with the Company. In addition, those cases do not involve shareholder proposals that were submitted as part of campaigns consisting of the extensive list of actions taken by the Proponent against the Company.

3. The Response Letter is Misleading and Mischaracterizes the Facts

The Response Letter is misleading when it states that the Proponent has an interest in increasing shareholder value because the "[Proponent] holds over $4 billion in financial assets contained in jointly-trusteed pension plans held in various funds."[2] Even taking the Proponent's inaccurate claim that it "holds" such pension plan assets at face value, the reference to "$4 billion in financial assets" is especially misleading as there is no evidence that any plan actually holds any stock of the

2 Under federal law, the assets of a jointly-trusteed pension plan are actually held in trust for the exclusive benefit of workers who participate in the plans. The Proponent does not (and cannot) hold, and has no interest in, any of the assets of these pension plans. In fact, if the Proponent does hold pension assets or otherwise has an interest in such assets, the pension plans will have engaged in a prohibited transaction under federal law.

Company. The Proponent's alleged interest in shareholder value is further belied by its failure to provide any evidence of such interest other than the 135 shares of the Company purchased by the Proponent in September 2006, shortly after its campaign against the Company commenced. Even more telling, the Response Letter fails to address the actions taken by the Proponent and described in the No-Action Request that actively sought to harm shareholder value for its own benefit. It is inconceivable how the Proponent could claim "a proven track record of working with [Company] shareholders to enhance shareholder value" when the only track record demonstrated by the Proponent is the ability to consistently attempt to find new ways to inhibit the Company's growth and to frustrate the Company's efforts to increase shareholder value.[3]

The Proponent states in its Response Letter that the No-Action Request fails to cite a "decision where the mere background of a labor dispute has been found sufficient" to exclude a neutral proposal that is used as a tactic to redress a personal grievance. This statement is misleading and mischaracterizes the facts at issue. In particular, the Company has not asserted or relied upon a labor dispute at any point in the No-Action Request as the reason for seeking an exclusion. The basis for the Company's no-action request is instead the Proponent/union's ongoing and calculated attempts to gain leverage over the Company in connection with its demand for the Company to agree to a card check arrangement that would fill their coffers with union dues.

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff confirm that it will take no enforcement action if the Company excludes the Proposal from its 2011 proxy materials. The Company would be pleased to provide the Staff with any additional information, and answer any questions regarding this letter. Please do not hesitate to contact me at 215.864.8606 if you require additional information or want to discuss this letter further.

Thank you for your consideration of this letter.

Very truly yours,



Justin P. Klein

JPK/ls

---

3 See Response Letter, page 3, paragraph 3.

EXHIBIT A

AFFIDAVITS

AFFIDAVIT OF CARL SOTTOSANTI

I, Carl Sottosanti, hereby declare under penalty of perjury as follows:

1. I am Vice President and Deputy General Counsel of Penn National Gaming, Inc. (the "Company"). I have held this position since 2003. I am familiar with and have reviewed the Proposal and supporting statement submitted by the Proponent for inclusion in the proxy materials to be distributed in connection with the Company's 2011 Annual Meeting of Shareholders.

2. I verify that the statement made by the Eastern Regional Head of the Proponent at a 2005 meeting in King Prussia, Pennsylvania, that the Company was a target for the Proponent's card check plans and that the Proponent would not stop the corporate campaign until a card check arrangement is accepted by the Company is true and correct to the best of my personal knowledge of information and belief.

3. I verify that the statement described in the No-Action Request made by an executive of the Proponent at a July 2008 meeting in Atlantic City, New Jersey, providing that the executive took credit for, among other things, defeating the Company's county-wide campaign to permit table games at its facility in West Virginia is true and correct to the best of my personal knowledge of information and belief.

4. I verify that the description in the No-Action Request of the Proponent's claim made at a July 2008 meeting in Atlantic City, New Jersey, providing that its intention was to continue its corporate campaign against the Company until such time as a card check demand is accepted is true and correct to the best of my personal knowledge of information and belief.

5. I verify that the description in the No-Action Request of the Proponent's attempt to disrupt the Company's growth activities by demanding that the Company execute an extremely one-sided neutrality agreement in connection with the opening of a new gaming facility in Maryland despite an existing deal with two local unions is true and correct to the best of my personal knowledge of information and belief.

6. I verify that the description in the No-Action Request of the Proponent's attempt to persuade the Maryland State Lottery Commission that the Company was acting in violation of applicable gaming law is true and correct to the best of my personal knowledge of information and belief.

Under penalty of perjury, I declare that the foregoing is true and correct.

By: ____________________
Carl Sottosanti

March 4, 2011

Sworn to and subscribed to
before me this 4 day
of March, 2011.

Notary Public



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBRA S. SEYLER, Notary Public
Wyomissing Boro., Berks County
My Commission Expires November 14, 2011

AFFIDAVIT OF GENE CLARK

I, Gene Clark, hereby declare under penalty of perjury as follows:

1. I am Senior Vice President – Human Resources of Penn National Gaming, Inc. (the "Company"). I have held this position since 2005. I am familiar with and have reviewed the Proposal and supporting statement submitted by the Proponent for inclusion in the proxy materials to be distributed in connection with the Company's 2011 Annual Meeting of Shareholders.

2. I verify that the description in the No-Action Request of the reports received from employees that representatives of the Proponent had been involved in aggressive recruiting and harassment of such employees, including repeated and unwelcome home visits, physically intimidating conduct, late night phone calls and recruiters posing as government officials is true and correct to the best of my personal knowledge of information and belief and in many instances supported by written statements received from such employees.

3. I verify that the statement described in the No-Action Request made by an executive of the Proponent at a July 2008 meeting in Atlantic City, New Jersey, providing that the executive took credit for, among other things, defeating the Company's county-wide campaign to permit table games at its facility in West Virginia is true and correct to the best of my personal knowledge of information and belief.

4. I verify that the description in the No-Action Request of the Proponent's claim made at a July 2008 meeting in Atlantic City, New Jersey, providing that its intention was to continue its corporate campaign against the Company until such time as a card check demand is accepted is true and correct to the best of my personal knowledge of information and belief.

Under penalty of perjury, I declare that the foregoing is true and correct.

By: 
Gene Clark

March 4, 2011

Sworn to and subscribed to
before me this 4 day
of March, 2011.

Notary Public 


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBRA S. SEYLER, Notary Public
Wyomissing Boro., Berks County
My Commission Expires November 14, 2011

DMEAST #13446705 v4

UNITEHERE!
1775 K Street, NW, Suite 620, Washington, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

RECEIVED
2011 FEB 28 AM 9:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 24, 2011

Via Express Mail

Office of the Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal from UNITE HERE to Penn National Gaming, Inc.

Dear Sir or Madam:

Enclosed please find a copy of UNITE HERE's response to Penn National Gaming, Inc.'s no-action request letter filed with the SEC on February 11, 2011. This response has also been submitted via electronic mail. If you have any question, please contact me at 662-801-2241.

Sincerely,



Kate O'Neil
koneil@unitehere.org

Enclosure



JOHN W. WILHELM, PRESIDENT
GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer; Peter Ward, Recording Secretary; D. Taylor, General Vice President;
Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

February 24, 2011

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES & EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Shareholder proposal from UNITE HERE to Penn National Gaming, Inc.

Ladies and Gentlemen:

I write on behalf of UNITE HERE in response to the letter from counsel for Penn National Gaming, Inc. ("Penn") dated February 11, 2011 requesting that the Staff of the Division of Corporate Finance (the "Staff") concur with Penn's request to omit UNITE HERE's shareholder resolution from the Company's 2011 proxy materials. UNITE HERE's shareholder resolution (the "Proposal") requests that the Company amend its bylaws so that directors are elected by a majority of the votes cast in uncontested elections, with a plurality vote standard retained in the case of contested director elections. Staff should deny the relief Penn seeks.

Penn has asked for no-action relief under Rule 14a-8(i)(4), which applies to proposals related to a "personal grievance." Penn has the burden under Rule 14a-8(g) to demonstrate that it is entitled to exclude a proposal. Penn has failed to meet this burden, particularly as we provide declarations herewith under penalty of perjury rebutting its claim.

Penn claims that UNITE HERE's proposal should be excluded because it "relates to the redress of the Proponent's personal claims and grievances against the Company, which are not shared by other shareholders at large." Penn argues the Proposal "meets the definition of a personal grievance," and is excludable because it is designed "to give the proponent some particular benefit or to accomplish objectives particular to the proponent." Penn argues that the Proposal, while neutral on its face, may be excluded because "the Proponent is clearly using the Proposal as a tactic to seek redress of a personal grievance." We address each of the Company's objections below.

1. "Redress of a personal claim or grievance"

Penn claims that UNITE HERE's proposal "meets the definition of a personal grievance." However, Staff have generally permitted exclusion of proposals pursuant to Rule 14a 8(i)(4) only when the registrant proves improper intent through direct evidence that the proponent was motivated by a personal claim or grievance, evidence either in the content of the proposal or in statements made about the proposal by its proponent. The Commission has noted that "application of the exclusion is particularly difficult when the proposal is neutral on its face, meaning that the proposal itself does not by its terms relate to a personal grievance or special interest of the proponent. In those situations, the Division must make factual determinations, sometimes involving the proponent's or the company's credibility, based normally on circumstantial evidence presented in the parties' submissions. In practice, the Division has infrequently concurred in the exclusion of a 'neutral' proposal under rule 14a-8(c)(4)" (SEC Release No. 34-39093).

While Penn's counsel claims that affiliates of UNITE HERE have undertaken certain activities related to organizing workers in the gaming industry and at Penn, Penn has not submitted any direct evidence showing that UNITE HERE's motivation for the shareholder Proposal is to secure some ulterior benefit. Moreover, we have denied such motive under penalty of perjury (see Appendix A).

The Company relies on *Dow Jones & Company, Inc.* (January 24, 1994). However in that case, the union explicitly stated in publications that shareholder proposals were related to collective bargaining with the Dow Jones. No such statement is cited here, and no such statements have been made.

Penn also cites *Cabot Corporation* (December 3, 1992). There a former employee of Cabot had submitted almost identical proposals four years in a row and had made a statement at Cabot's 1990 Annual Meeting connecting his proposal with his belief that Cabot had mistreated him by not grossing up certain settlement payments he received from the company (see *Cabot Corporation*, September 13, 1990).

In contrast, UNITE HERE has never threatened Penn with shareholder activity in connection with labor negotiations, nor used shareholder meetings as a platform to complain of worker or union mistreatment. UNITE HERE has never failed to present proxies or proposals in response to management changes in labor relations. None of the union activities cited by Penn were directed by the undersigned or by the proposal's co-author, Marty Leary. Nor were the undersigned ordered to engage in activities at Penn. The Company has no evidence that submission of the Proposal was motivated by a personal claim.

2. "designed to result in some particular benefit or to accomplish objectives particular to the proponent"

The Company also claims the Proposal may be excluded because it "is designed to further the personal interest and financial aspirations of the Proponent, which is not shared with the other shareholders at large" and "the Proponent seeks to pressure the Company into agreeing to the card check arrangement from which the Proponent would benefit by garnering substantial additional union dues revenue from the representation of thousands of additional Company employees." Again, the Company provides no evidence of how adoption of the Proposal to adopt a majority vote standard in director elections would further UNITE HERE's purported goals.

The Staff has historically required that a company seeking to exclude a proposal pursuant to Rule 14a-8(i)(4) provide direct evidence of how the adoption of the proposal would assist the proponent in obtaining a particular benefit, see *Trans World Airlines* (January 25, 1978), *Stewart Sandwiches* (September 10, 1981), *Minnesota Mining and Manufacturing* (March 28, 1980). Penn has not provided any evidence of how adoption of the Proposal would assist the Proponent in organizing additional workers at Penn's properties.

In recent cases involving shareholder proposals from labor organizations, the Staff has not found a labor dispute between a union and a company, nor an active union organizing campaign at a company, to be sufficient for the exclusion of a proposal under 14a-8(i)(4). In *Dresser-Rand Group* (February 19, 2008) Staff did not concur with the company's no-action request, even though an affiliate of the proponent had recently engaged in a strike at the company's facility. In *Cintas* (July 6, 2005), the company claimed the proposal was connected to a publicized union organizing campaign, but Staff did not concur that the proposal could be excluded. In *General Electric Company* (February 3, 2004), Staff did not concur with the company, despite the fact that the union affiliated with the proponent was engaged in negotiations with the company on substantially similar issues as those contained in the proposal. In *International Business Machines Corporation* (February 2, 2004), Staff did not concur with the company, despite the company's contention that the proposal was a tactic in a union organizing effort.

Penn goes on in its letter to claim "that the Proponent has no interest in increasing shareholder value." That is simply false. UNITE HERE holds over $4 billion in financial assets contained in jointly-trusteed pension plans held in various funds. UNITE HERE also maintains direct ownership of stock in particular companies, including Penn. Consequently shareholder value is of high importance to the Proponent. The retirement security of participants in the UNITE HERE's pension plans depends in large measure on assets that are invested in the stock market. UNITE HERE has long been a member of the Council of Institutional Investors.

Furthermore UNITE HERE has a proven track record of working with Penn shareholders to enhance shareholder value. Last year at Penn's 2010 Annual Meeting, UNITE HERE's proposal to declassify the board of directors won the support of a majority of shareholders. Over 44 million votes were cast in favor of the proposal, with less than 22.5 million cast against (Appendix B, PENN 8-K, June 15, 2010). Our proposal also received the recommendation of the proxy advisory service, ISS. (Appendix C, ISS Report on Penn National Gaming, 2010). Four years ago, UNITE HERE led a successful campaign against the 2007 Employees Long Term Incentive Compensation Plan and the 2007 Long Term Incentive Compensation Plan for Non-Employee Directors of the Company proposed by Penn management. Shareholders voted to reject these compensation plans. (Appendix D, PENN 8-K, June 12, 2007).

This is not like those cases where the proponent submits a proposal with an inflammatory supporting statement designed only to embarrass management, but then does not care whether the proposal actually passes and does nothing to achieve passage – in other words, where the proponent's primary interest is to make management endure bad publicity in the proxy statement without any hope of actually prevailing at the polls. To the contrary, here the supporting statement is a sober reasoned document, and UNITE HERE is making a proposal likely of shareholder support and will work for its enactment, as with its prior work among its fellow Penn shareholders.

The Proposal and Supporting Statement were drafted by Kate O'Neil, a senior research analyst with UNITE HERE, under the supervision of Marty Leary, UNITE HERE's Deputy Director of Capital Stewardship. Both Ms. O'Neil and Mr. Leary have signed statements under penalty of perjury stating that they believe the Proposal would benefit the shareholders of Penn by increasing the accountability of the Board to its shareholders. (See signed statements contained in Appendix A.)

3. "even though a proposal is neutral on its face, it may be excluded"

The Company argues a neutral proposal can still be excluded if "used as a tactic to redress a personal grievance", but cites no decision where the mere background of a labor dispute has been found sufficient to meet this exclusion. Here, UNITE HERE has demonstrated its credibility among Penn shareholders. As mentioned above, in 2010 ISS, a respected proxy advisory service, recommended that shareholders vote for UNITE HERE's proposal to declassify the Board of Directors, and the resolution won the vote of shareholder by a substantial margin.

The Company attempts to discredit UNITE HERE by arguing the Supporting Statement "relies on specific executive compensation matters unrelated to its majority voting proposal." In fact compensation matters are very much tied to the Proposal. Directors serving on Penn's compensation committee have received substantial withhold votes in recent years. Notably in 2010, Barbara Shattuck, a member of the compensation committee, received 22.8 million withhold votes, with 44.5 million votes cast in her favor (Appendix B, PENN 8-K, June 15, 2010). Similarly, Director David Handler, also on Penn's compensation committee, received substantial withhold votes in 2009 (Appendix E, PENN 10-Q, August 7, 2009). Substantial proportions of withhold votes indicate concern among shareholders regarding the board's decisions as to executive compensation.

With the passage of the Dodd-Frank Act, shareholders will now have a vote on executive compensation, but only an advisory one. If companies fail to respond to the votes of shareholders on executive compensation, the primary means for shareholders to hold companies accountable will be through the election of directors. Therefore the Proposal to increase the voting power of shareholders by adopting majority voting is very much tied to executive compensation.

We would be happy to provide you with any additional information, or answer any questions you may have. Please do not hesitate to call me at 662-801-2241. If Staff intends to issue a no-action letter we request a personal meeting before Staff does so.

Sincerely,



Kate O'Neil
Senior Research Analyst
UNITE HERE

Appendix A

I, Marty Leary, am an employee and representative of UNITE HERE. In my capacity as UNITE HERE's Deputy Director of Capital Stewardship, I oversaw the preparation of UNITE HERE's shareholder proposal submitted for inclusion on Penn National Gaming, Inc.'s 2011 Proxy. The resolution requests that the Company amend its bylaws to adopt a majority vote standard for uncontested director elections and thereby increase the accountability of the Company's Board of Directors to its shareholders. Our aim is not to harass management, but rather to achieve corporate governance reforms that will mutually benefit shareholders, employees, and the union. I firmly believe that this proposal will benefit the shareholders of Penn National Gaming, Inc., and I believe shareholders at the Company will support this proposal as they have supported other governance reforms in the past, including ones we have proposed.

I declare under penalty of perjury of the laws of the United States that the foregoing is true and correct. Dated this 23rd day of February, 2011.



I, Kathleen O'Neil, am an employee and representative of UNITE HERE. In my capacity as a senior research analyst for UNITE HERE, I submitted the shareholder proposal for inclusion on Penn National Gaming, Inc.'s 2011 Proxy. The resolution contained in the proposal requests that the Company amend its bylaws so that directors are elected by a majority of the votes cast in uncontested elections, with a plurality vote standard retained in the case of contested director elections. The purpose of this proposal is to assist shareholders by increasing the accountability of the Board of Directors of the Company to its owners- the shareholders. I do not intend to harass management, but rather to achieve governance reforms that will mutually benefit shareholders, employees, and the union. I believe strongly that this proposal will benefit the shareholders of Penn National Gaming, Inc., and I believe shareholders at the Company will support this proposal.

I declare under penalty of perjury of the laws of the United States that the foregoing is true and correct. Dated this 23rd day of February, 2011.



Appendix B

Appendix B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report – June 9, 2010
(Date of earliest event reported)

PENN NATIONAL GAMING, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	**0-24206**	**23-2234473**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

825 Berkshire Blvd., Suite 200, Wyomissing Professional Center, Wyomissing, PA 19610
(Address of principal executive offices) (Zip Code)

Area Code (610) 373-2400
(Registrant's telephone number)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 to Form 8-K):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Penn National Gaming, Inc. (the "Company" or the "Registrant") held its Annual Meeting of Shareholders (the "Annual Meeting") on June 9, 2010, at 10 a.m., local time, at the offices of Ballard Spahr LLP, 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania 19103. Of the 79,203,435 shares of the Company's common stock outstanding as of the close of business on April 13, 2010, the record date for the Annual Meeting, 74,435,350 shares, or approximately 94%, of the total shares eligible to vote at the Annual Meeting, were represented in person or by proxy. Three proposals, including one shareholder proposal, were submitted to the shareholders at the Annual Meeting and are described in detail in the Company's previously filed Proxy Statement for the Annual Meeting. The following is a brief description of each matter voted upon at the Annual Meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, with respect to each matter, as applicable.

Election of Directors. Each of Wesley R. Edens, Robert P. Levy and Barbara Z. Shattuck were elected to hold office, subject to the provisions of the Company's bylaws, until the Annual Meeting of Shareholders of the Company to be held in the year 2013 and until their respective successors are duly elected and qualified, as follows:

Director	Votes FOR	Votes WITHHELD	Broker Non-Votes
Wesley R. Edens	50,294,160	17,093,801	7,047,389
Robert P. Levy	63,790,377	3,597,584	7,047,389
Barbara Z. Shattuck	44,532,582	22,855,379	7,047,389

Ratify Independent Registered Public Accountants. The appointment of Ernst & Young LLP to act as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010 was ratified, as follows:

Votes FOR	Votes AGAINST	Abstentions	Broker Non-Votes
74,228,296	156,629	50,425	None

Shareholder Proposal to Declassify the Board of Directors. The shareholders voted in favor of the proposal presented by a shareholder of the Company asking the Company, in compliance with applicable laws, to take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year, as follows:

Votes FOR	Votes AGAINST	Abstentions	Broker Non-Votes
44,092,075	22,471,242	824,644	7,047,389

Item 8.01. Other events.

On June 9, 2010, the Board of Directors of the Company (the "Board") authorized the repurchase of up to $300 million of the Company's common stock effective immediately and continuing until the Annual Meeting of Shareholders in 2011, unless otherwise extended or shortened by the Board. The new repurchase program replaces the program authorized by the Board in July 2008 under which the Company repurchased 8,984,984 shares of common stock in open market transactions for approximately $153.8 million at an average price of $17.09 per share.

Under the new repurchase program, purchases may be made from time to time in the open market or in privately negotiated transactions in accordance with applicable securities laws. The actual number of shares to be purchased, if any, will depend upon market conditions and no assurance can be given that all or any portion of the $300 million authorization will be utilized by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 15, 2010

PENN NATIONAL GAMING, INC.

By: /s/ Robert S. Ippolito
Robert S. Ippolito
Vice President, Secretary and Treasurer

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Source: PENN NATIONAL GAMING INC, 8-K, June 15, 2010

Appendix D

Appendix D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the
Securities Exchange Act of 1934

Date of Report — **June 6, 2007**
(Date of earliest event reported)

PENN NATIONAL GAMING, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	**0-24206**	**23-2234473**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

825 Berkshire Blvd., Suite 200, Wyomissing Professional Center, Wyomissing, PA	**19610**
(Address of principal executive offices)	(Zip Code)

Area Code (610) 373-2400
(Registrant's telephone number)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 to Form 8-K):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers .**

On June 6, 2007, the shareholders of Penn National Gaming, Inc. (the "Company") approved the Company's Annual Incentive Plan (the "Plan") and the performance goals thereunder. The Plan provides for cash bonuses payable upon the attainment of pre-established corporate performance goals. The Compensation Committee approved a performance measure of free cash flow compared to the results of a peer group of the Company's competitors and a performance measure of earnings before interest, taxes, depreciation, and amortization ("EBIDTA") compared to plan as the business criteria upon which performance goals are based. Participants may receive a bonus with a threshold, target and maximum payout. The Committee may determine to pay the bonus in shares of the Company's common stock, instead of cash, under the Company's equity-based incentive compensation plans. The Compensation Committee may reduce, but may not increase, any bonus. Eligible employees of the Plan include the Company's Chief Executive Officer, the other executive officers of the Company and other key officers of the Company.

The Plan will be administered by the Compensation Committee of the Board of Directors of the Company who will, among other things, designate participants from among the eligible employees of the Company, establish performance goals within the parameters of the Plan and administer the Plan as it deems necessary or advisable. The Compensation Committee also has the right to terminate or amend the Plan, without shareholder approval, at any time and for any reason.

A full description of the Plan is attached as Exhibit 10.1 and incorporated herein by reference.

Item 8.01 **Other Events.**

On June 6, 2007, the Company issued a press release announcing the results of its 2007 Annual Meeting of Shareholders and that, as a result of the fact that the 2007 Employees Long Term Incentive Compensation Plan and the 2007 Long Term Incentive Compensation Plan for Non-Employee Directors of the Company were not approved by shareholders, the Company will not proceed with its previously announced program to repurchase up to $200 million of the Company's common stock, as it was conditioned on shareholder approval of such plans.

Item 9.01 **Financial Statements and Exhibits.**

(d) *Exhibits.*

Exhibit No.	Description
10.1	Description of the Penn National Gaming, Inc. Annual Incentive Plan.
99.1	Press Release of Penn National Gaming, Inc., dated June 6, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2007

PENN NATIONAL GAMING, INC.

By: /s/ Robert S. Ippolito
Robert S. Ippolito
Vice President, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Description of the Penn National Gaming, Inc. Annual Incentive Plan.
99.1	Press Release of Penn National Gaming Inc., dated June 6, 2007

Exhibit 10.1

Description of the Penn National Gaming, Inc. Annual Incentive Plan

The Annual Incentive Plan provides for cash bonuses payable upon the attainment of pre-established performance goals. The Annual Incentive Plan will enable Penn National Gaming, Inc. (the "Company") to claim tax deductions for all bonuses payable under the Annual Incentive Plan, including bonuses for the 2007 calendar year and bonuses for calendar years through 2011. Without such Annual Incentive Plan, Section 162(m) of the Internal Revenue Code of 1986, as amended, would deny the Company a deduction for bonuses under the Annual Incentive Plan paid to the Chief Executive Officer and the four other most highly compensated executive officers, to the extent each officer's compensation that is subject to Section 162(m) exceeds $1 million. The unavailability of this deduction would cause the Company to pay higher Federal income taxes.

Administration. The Annual Incentive Plan is administered by the Compensation Committee. The Compensation Committee will, among other things, designate participants from among the eligible employees, establish performance goals within the parameters described below and administer the Annual Incentive Plan as it deems necessary or advisable. The Compensation Committee has the right to terminate or amend the Annual Incentive Plan, without stockholder approval, at any time and for any reason. The Company also may adopt other bonus or incentive plans.

Eligible Employees. Employees eligible to participate in the Annual Incentive Plan include the Chief Executive Officer, the other executive officers of the Company and other key officers of the Company, which currently consists of approximately nine individuals.

Performance Goals. The Annual Incentive Plan is an incentive compensation plan designed to promote teamwork towards achieving pre-established corporate performance goals each year. The Compensation Committee approved a performance measure of free cash flow compared to the results of a peer group of the Company's competitors and a performance measure of earnings before interest, taxes, depreciation, and amortization ("EBIDTA") compared to plan as the business criteria upon which performance goals are based.

Plan Benefits. Participants in the Annual Incentive Plan may receive a bonus with a threshold, target and maximum payout. The annual bonus will be paid depending on whether the performance criteria established for the year are achieved. No bonuses will be paid if performance criteria established for the year do not meet the threshold. If the Company's performance with respect to any or all of the performance criteria meets or exceeds the threshold, then a varying amount of cash, up to the maximum, may be achieved. A maximum of $6,000,000 may be paid each year to each executive who participates in the Annual Incentive

Plan. The Committee may determine to pay the bonus in shares of the Company's common stock, instead of cash, under the Company's equity-based incentive compensation plans. The Compensation Committee may reduce, but may not increase, any bonus.

Exhibit 99.1

News Announcement


PENN NATIONAL
GAMING, INC.

CONTACT:
William J. Clifford
Chief Financial Officer
610/373-2400

Joseph N. Jaffoni, Richard Land
Jaffoni & Collins Incorporated
212/835-8500 or penn@jcir.com

PENN NATIONAL GAMING REPORTS ON ANNUAL MEETING RESULTS

— Two Class II Directors Elected and Annual Incentive Plan is Approved —

— Employees Long Term Incentive Compensation Plan and Long Term Incentive Compensation Plan for Non-Employee Directors of the Company are Not Approved —

Wyomissing, Penn., (June 6, 2007) -- Penn National Gaming, Inc. (PENN: Nasdaq) today announced results of its Annual Meeting of Shareholders, which was held earlier today:

- Shareholders voted to re-elect Robert P. Levy and Barbara Z. Shattuck for three year terms as Class II directors.
- Shareholders approved the Annual Incentive Plan and the performance goals thereunder, which specifies bonus compensation for employees based upon the attainment of pre-established performance goals.
- Shareholders voted against the 2007 Employees Long Term Incentive Compensation Plan and the 2007 Long Term Incentive Compensation Plan for Non-Employee Directors of the Company ("the 2007 Equity Compensation Plans"). Accordingly, the Company will not proceed with its previously announced program to repurchase up to $200 million of the Company's common stock as it was conditioned on shareholder approval of the 2007 Equity Compensation Plans.

About Penn National Gaming
Penn National Gaming owns and operates casino and horse racing facilities with a focus on slot machine entertainment. The Company presently operates eighteen facilities in fourteen jurisdictions including Colorado, Illinois, Indiana, Iowa, Louisiana, Maine, Mississippi, Missouri, New Jersey, New Mexico, Ohio, Pennsylvania, West Virginia, and Ontario. In aggregate, Penn National's operated facilities feature nearly 23,000 slot machines, over 400 table games, approximately 1,731 hotel rooms and approximately 808,000 square feet of gaming floor space.

###

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Source: PENN NATIONAL GAMING INC, 8-K, June 12, 2007

Appendix E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-24206

PENN NATIONAL GAMING, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	**23-2234473**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

825 Berkshire Blvd., Suite 200
Wyomissing, PA 19610
(Address of principal executive offices) (Zip Code)

610-373-2400
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address, and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate the number of shares outstanding of each of the registrant's classes of Common Stock, as of the latest practicable date.

Title	Outstanding as of July 29, 2009
Common Stock, par value $.01 per share	78,551,680 (includes 485,500 shares of restricted stock)

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from expectations. Although Penn National Gaming, Inc. and its subsidiaries (collectively, the "Company") believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from our expectations. Meaningful factors that could cause actual results to differ from expectations include, but are not limited to, risks related to the following: our ability to maintain regulatory approvals for our existing businesses and to receive regulatory approvals for our new businesses; the passage of state, federal or local legislation or referenda that would expand, restrict, further tax, prevent or negatively impact operations (such as a smoking ban at any of our facilities) in or adjacent to the jurisdictions in which we do business; the activities of our competitors and the emergence of new competitors; increases in the effective rate of taxation at any of our properties or at the corporate level; delays or changes to, or cancellations of, planned capital projects at our gaming and pari-mutuel facilities or an inability to achieve the expected returns from such projects; construction factors, including delays and increased cost of labor and materials; the ability to recover proceeds on significant insurance claims (such as claims related to the fire at Empress Casino Hotel); the existence of attractive acquisition candidates and development opportunities, the costs and risks involved in the pursuit of those acquisitions and development opportunities and our ability to integrate those acquisitions; the availability and cost of financing; the maintenance of agreements with our horsemen, pari-mutuel clerks and other organized labor groups; the outcome of legal proceedings instituted against the Company in connection with the termination of the previously announced acquisition of the Company by certain affiliates of Fortress Investment Group LLC and Centerbridge Partners, L.P.; the effects of local and national economic, credit, capital market, housing, and energy conditions on the economy in general and on the gaming and lodging industries in particular; changes in accounting standards; our dependence on key personnel; the impact of terrorism and other international hostilities; the impact of weather on our operations; and other factors as discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the SEC. The Company does not intend to update publicly any forward-looking statements except as required by law.

PENN NATIONAL GAMING, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

PART I. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS

Penn National Gaming, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share and per share data)

	June 30, 2009 (unaudited)	December 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 795,117	$ 746,278
Receivables, net of allowance for doubtful accounts of $4,014 and $3,797 at June 30, 2009 and December 31, 2008, respectively	45,463	43,574
Insurance receivable	32,545	—
Prepaid expenses and other current assets	94,114	95,386
Deferred income taxes	21,541	21,065
Total current assets	988,780	906,303
Property and equipment, net	1,818,467	1,812,131
Other assets		
Investment in and advances to unconsolidated affiliate	13,754	14,419
Goodwill	1,595,875	1,598,571
Other intangible assets	690,443	693,764
Deferred financing costs, net of accumulated amortization of $44,533 and $38,914 at June 30, 2009 and December 31, 2008, respectively	29,291	34,910
Other assets	80,394	129,578
Total other assets	2,409,757	2,471,242
Total assets	$ 5,217,004	$ 5,189,676
Liabilities		
Current liabilities		
Current maturities of long-term debt	$ 99,106	$ 105,281
Accounts payable	49,774	35,540
Accrued expenses	91,200	106,769
Accrued interest	62,050	80,190
Accrued salaries and wages	57,849	55,380
Gaming, pari-mutuel, property, and other taxes	42,211	44,503
Insurance financing	—	8,093
Other current liabilities	36,758	34,730
Total current liabilities	438,948	470,486
Long-term liabilities		
Long-term debt, net of current maturities	2,280,253	2,324,899
Deferred income taxes	274,344	265,610
Noncurrent tax liabilities	52,625	68,632
Other noncurrent liabilities	6,568	2,776
Total long-term liabilities	2,613,790	2,661,917
Shareholders' equity		
Preferred stock ($.01 par value, 1,000,000 shares authorized, 12,500 issued and outstanding at June 30, 2009 and December 31, 2008)	—	—
Common stock ($.01 par value, 200,000,000 shares authorized, 78,536,680 and 78,148,488 shares issued at June 30, 2009 and December 31, 2008, respectively)	784	782
Additional paid-in capital	1,463,757	1,442,829
Retained earnings	731,496	662,355
Accumulated other comprehensive loss	(31,771)	(48,693)
Total shareholders' equity	2,164,266	2,057,273
Total liabilities and shareholders' equity	$ 5,217,004	$ 5,189,676

See accompanying notes to the consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Revenues				
Gaming	$ 526,390	$ 566,395	$ 1,086,293	$ 1,127,031
Management service fee	3,674	4,694	6,707	8,679
Food, beverage and other	86,247	81,845	170,869	163,370
Gross revenues	616,311	652,934	1,263,869	1,299,080
Less promotional allowances	(35,494)	(32,348)	(70,826)	(65,000)
Net revenues	580,817	620,586	1,193,043	1,234,080
Operating expenses				
Gaming	286,620	302,112	584,182	601,545
Food, beverage and other	65,529	65,569	130,058	127,890
General and administrative	93,001	94,132	192,471	187,521
Impairment loss for replaced Lawrenceburg vessel	11,689	—	11,689	—
Empress Casino Hotel fire	331	—	5,731	—
Depreciation and amortization	46,942	45,182	91,372	84,974
Total operating expenses	504,112	506,995	1,015,503	1,001,930
Income from operations	76,705	113,591	177,540	232,150
Other income (expenses)				
Interest expense	(29,851)	(44,536)	(61,089)	(91,751)
Interest income	1,603	553	4,694	1,236
Loss from joint venture	(416)	(152)	(719)	(911)
Other	2,887	(574)	4,979	884
Total other expenses	(25,777)	(44,709)	(52,135)	(90,542)
Income from operations before income taxes	50,928	68,882	125,405	141,608
Taxes on income	22,448	31,859	56,264	63,849
Net income	$ 28,480	$ 37,023	$ 69,141	$ 77,759
Basic earnings per common share	$ 0.29	$ 0.43	$ 0.72	$ 0.90
Diluted earnings per common share	$ 0.27	$ 0.42	$ 0.65	$ 0.88

See accompanying notes to the consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
(in thousands, except share data) (unaudited)

	Preferred Stock		Common Stock		Treasury	Additional Paid-In	Retained	Accumulated Other Comprehensive	Total Shareholders'	Comprehensive
	Shares	Amount	Shares	Amount	Stock	Capital	Earnings	(Loss) Income	Equity	Income (loss)
Balance, December 31, 2007	—	$ —	88,579,070	$ 887	$ (2,379)	$ 322,760	$ 815,678	$ (15,984)	$ 1,120,962	
Stock option activity, including tax benefit of $414	—	—	60,250	—	—	9,755	—	—	9,755	$ —
Restricted stock	—	—	—	—	—	980	—	—	980	—
Change in fair value of interest rate swap contracts, net of income taxes of $30	—	—	—	—	—	—	—	53	53	53
Foreign currency translation adjustment	—	—	—	—	—	—	—	(212)	(212)	(212)
Net income	—	—	—	—	—	—	77,759	—	77,759	77,759
Balance, June 30, 2008	—	$ —	88,639,320	$ 887	$ (2,379)	$ 333,495	$ 893,437	$ (16,143)	$ 1,209,297	$ 77,600
Balance, December 31, 2008	12,500	$ —	78,148,488	$ 782	$ —	$ 1,442,829	$ 662,355	$ (48,693)	$ 2,057,273	
Stock option activity, including tax benefit of $1,457	—	—	282,692	2	—	19,634	—	—	19,636	$ —
Restricted stock	—	—	105,500	—	—	1,294	—	—	1,294	—
Change in fair value of interest rate swap contracts, net of income taxes of $4,817	—	—	—	—	—	—	—	8,556	8,556	8,556
Change in fair value of corporate debt securities	—	—	—	—	—	—	—	7,945	7,945	7,945
Foreign currency translation adjustment	—	—	—	—	—	—	—	421	421	421
Net income	—	—	—	—	—	—	69,141	—	69,141	69,141
Balance, June 30, 2009	12,500	$ —	78,536,680	$ 784	$ —	$ 1,463,757	$ 731,496	$ (31,771)	$ 2,164,266	$ 86,063

See accompanying notes to the consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands) (unaudited)

Six Months Ended June 30,	2009	2008
Operating activities		
Net income	$ 69,141	$ 77,759
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	91,372	84,974
Amortization of items charged to interest expense	5,785	6,325
Amortization of items charged to interest income	(1,295)	—
(Gain) loss on sale of fixed assets	(296)	357
Loss from joint venture	719	911
Empress Casino Hotel fire	4,854	—
Gain on accelerated payment of other long-term obligations	(1,305)	—
Gain on sale of investment in corporate debt securities	(6,598)	—
Deferred income taxes	3,108	5,534
Charge for stock compensation	15,272	9,528
Impairment loss for replaced Lawrenceburg vessel	11,689	—
(Increase) decrease, net of businesses acquired		
Accounts receivable	(13,407)	1,746
Prepaid expenses and other current assets	3,110	(41,147)
Other assets	(3,303)	(10,686)
(Decrease) increase, net of businesses acquired		
Accounts payable	(2,697)	857
Accrued expenses	(14,815)	(23,270)
Accrued interest	(4,767)	(4,648)
Accrued salaries and wages	2,469	2,742
Gaming, pari-mutuel, property and other taxes	(2,292)	11,512
Income taxes payable	—	45,404
Other current and noncurrent liabilities	5,820	9,904
Other noncurrent tax liabilities	2,750	1,808
Net cash provided by operating activities	165,314	179,610
Investing activities		
Expenditures for property and equipment	(139,021)	(196,604)
Proceeds from sale of property and equipment	8,788	581
Proceeds from sale of investment in corporate debt securities	50,603	—
Proceeds from Empress Casino Hotel fire	16,000	—
Acquisition of businesses and licenses, net of cash acquired	—	(351)
Net cash used in investing activities	(63,630)	(196,374)
Financing activities		
Proceeds from exercise of options	3,473	794
Proceeds from issuance of long-term debt	122,684	118,000
Principal payments on long-term debt	(172,366)	(136,420)
Payments on insurance financing	(8,093)	(16,025)
Tax benefit from stock options exercised	1,457	414
Net cash used in financing activities	(52,845)	(33,237)
Net increase (decrease) in cash and cash equivalents	48,839	(50,001)
Cash and cash equivalents at beginning of year	746,278	174,372
Cash and cash equivalents at end of period	$ 795,117	$ 124,371
Supplemental disclosure		
Interest expense paid	$ 66,292	$ 98,706
Income taxes paid	$ 54,550	$ 9,934

See accompanying notes to the consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

1. Basis of Presentation

The accompanying unaudited consolidated financial statements of Penn National Gaming, Inc. ("Penn") and its subsidiaries (collectively, the "Company") have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The notes to the consolidated financial statements contained in the Annual Report on Form 10-K for the year ended December 31, 2008 should be read in conjunction with these consolidated financial statements. For purposes of comparability, certain prior year amounts have been reclassified to conform to the current year presentation. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

2. Merger Announcement and Termination

On June 15, 2007, the Company announced that it had entered into a merger agreement that, at the effective time of the transactions contemplated thereby, would have resulted in the Company's shareholders receiving $67.00 per share. Specifically, the Company, PNG Acquisition Company Inc. ("Parent") and PNG Merger Sub Inc., a wholly-owned subsidiary of Parent ("Merger Sub"), announced that they had entered into an Agreement and Plan of Merger, dated as of June 15, 2007 (the "Merger Agreement"), that provided, among other things, for Merger Sub to be merged with and into the Company (the "Merger"), as a result of which the Company would have continued as the surviving corporation and would have become a wholly-owned subsidiary of Parent. Parent is indirectly owned by certain funds managed by affiliates of Fortress Investment Group LLC ("Fortress") and Centerbridge Partners, L.P. ("Centerbridge").

On July 3, 2008, the Company entered into an agreement with certain affiliates of Fortress and Centerbridge, terminating the Merger Agreement. In connection with the termination of the Merger Agreement, the Company agreed to receive a total of $1.475 billion, consisting of a nonrefundable $225 million cash termination fee (the "Cash Termination Fee") and a $1.25 billion, zero coupon, preferred equity investment (the "Investment"). On October 30, 2008, the Company closed the sale of the Investment and issued 12,500 shares of Series B Redeemable Preferred Stock (the "Preferred Stock").

The Company used a portion of the net proceeds from the Investment and the after-tax proceeds of the Cash Termination Fee for the repayment of some of its existing debt, repurchases of its Common Stock, lobbying expenses for efforts in Ohio and investment in corporate debt securities, with the remainder being invested primarily in short-term securities. The repurchase of up to $200 million of the Company's Common Stock over the twenty-four month period ending July 2010 was authorized by the Company's Board of Directors in July 2008. During the year ended December 31, 2008, the Company repurchased 8,934,984 shares of its Common Stock in open market transactions for approximately $152.6 million, at an average price of $17.05. During the six months ended June 30, 2009, the Company did not repurchase any shares of its Common Stock.

On December 26, 2007, the Company entered into a Change in Control Payment Acknowledgement and Agreement (the "Acknowledgement and Agreement") with certain members of its management team. Pursuant to the Acknowledgement and Agreement, a portion of the payment due on a change in control to such executives was accelerated and paid on or before December 31, 2007. The Acknowledgement and Agreements were entered into as part of actions taken to reduce the amount of "gross-up" payments pertaining to federal excise taxes that may have otherwise been owed to such executives under the terms of their existing employment agreements in connection with the change in control payments due upon the consummation of the Merger. The accelerated change in control payments were subject to a clawback right in the event the Merger was terminated pursuant to the terms of the Merger Agreement or the closing of the Merger otherwise failed to occur or if the executive's employment with the Company was terminated prior to the effective date of the Merger under circumstances where the executive was not entitled to receive the remainder of his change in control payment under the terms of his employment agreement. In July 2008, the Company exercised its clawback right for the accelerated change in control payments in accordance with the Acknowledgement and Agreement, and advised the affected executives of the amounts to be repaid and the due date. Each executive has repaid to the Company all after-tax cash received by such executive and filed all returns and other instruments necessary to effect the refund of all applicable taxes. Further, each executive has assigned his right to such tax refunds to the Company.

3. Summary of Significant Accounting Policies

Revenue Recognition and Promotional Allowances

Gaming revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs, for chips and "ticket-in, ticket-out" coupons in the customers' possession, and for accruals related to the anticipated payout of progressive jackpots. Progressive slot machines, which contain base jackpots that increase at a progressive rate based on the number of coins played, are charged to revenue as the amount of the jackpots increase.

Revenue from the management service contract for Casino Rama is based upon contracted terms and is recognized when services are performed.

Food, beverage and other revenue, including racing revenue, is recognized as services are performed. Racing revenue includes the Company's share of pari-mutuel wagering on live races after payment of amounts returned as winning wagers, its share of wagering from import and export simulcasting, and its share of wagering from its off-track wagering facilities ("OTWs").

Revenues are recognized net of certain sales incentives in accordance with the Emerging Issues Task Force ("EITF") consensus on Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" ("EITF 01-9"). The consensus in EITF 01-9 requires that sales incentives and points earned in point-loyalty programs be recorded as a reduction of revenue. The Company recognizes incentives related to gaming play and points earned in point-loyalty programs as a direct reduction of gaming revenue.

The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in food, beverage and other expense. The amounts included in promotional allowances for the three and six months ended June 30, 2009 and 2008 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
	(in thousands)			
Rooms	$ 5,500	$ 4,114	$ 10,824	$ 8,267
Food and beverage	27,283	24,971	54,568	50,068
Other	2,711	3,263	5,434	6,665
Total promotional allowances	$ 35,494	$ 32,348	$ 70,826	$ 65,000

The estimated cost of providing such complimentary services for the three and six months ended June 30, 2009 and 2008 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
	(in thousands)			
Rooms	$ 2,218	$ 1,600	$ 4,425	$ 3,327
Food and beverage	18,811	17,829	37,384	35,727
Other	1,630	1,386	3,134	2,800
Total cost of complimentary services	$ 22,659	$ 20,815	$ 44,943	$ 41,854

Earnings Per Share

The Company calculates earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("SFAS 128"). Basic EPS is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially-dilutive securities such as stock options.

Beginning in the fourth quarter of 2008, in conjunction with the issuance of 12,500 shares of the Company's Preferred Stock, the Company began to calculate EPS in accordance with SFAS 128, as clarified by EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128" ("EITF 03-6"). This was necessary as the Company determined that the Company's Preferred Stock qualified as a participating security as defined in EITF 03-6. Under EITF 03-6, a security is considered a participating security if the security may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. In accordance with SFAS 128, a company is required to use the two-class method when computing EPS when a company has a security that qualifies as a "participating security." The two-class method is an earnings allocation formula that determines EPS for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. A participating security is included in the computation of basic EPS using the two-class method. Under the two-class method, basic EPS for the Company's Common Stock is computed by dividing net income applicable to common stock by the weighted-average common shares outstanding during the period.

The following table sets forth the allocation of net income for the three and six months ended June 30, 2009 and 2008 under the two-class method:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
	(in thousands)			
Net income	$ 28,480	$ 37,023	$ 69,141	$ 77,759
Net income applicable to preferred stock	5,497	—	13,361	—
Net income applicable to common stock	$ 22,983	$ 37,023	$ 55,780	$ 77,759

The following table reconciles the weighted-average common shares outstanding used in the calculation of basic EPS to the weighted-average common shares outstanding used in the calculation of diluted EPS for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
	(in thousands)			
Determination of shares:				
Weighted-average common shares outstanding	77,996	86,560	77,905	86,541
Assumed conversion of dilutive stock options	1,271	2,059	1,017	2,174
Assumed conversion of preferred stock	27,778	—	27,778	—
Diluted weighted-average common shares outstanding	107,045	88,619	106,700	88,715

Reflecting the issuance of the Company's Preferred Stock, the Company is required to adjust its diluted weighted-average common shares outstanding for the purpose of calculating diluted EPS as follows: 1) when the price of the Company's Common Stock is less than $45, the diluted weighted-average common shares outstanding is increased by 27,777,778 shares (regardless of how much the stock price is below $45); 2) when the price of the Company's Common Stock is between $45 and $67, the diluted weighted-average common shares outstanding is increased by an amount which can be calculated by dividing $1.25 billion by the current price per share of the Company's Common Stock, which will result in an increase in the diluted weighted-average common shares outstanding of between 18,656,716 shares and 27,777,778 shares; and 3) when the price of the Company's Common Stock is above $67, the diluted weighted-average common shares outstanding is increased by 18,656,716 shares (regardless of how much the stock price exceeds $67). At June 30, 2009, the price of the Company's Common Stock was below $45.

Options to purchase 4,753,164 shares and 8,573,582 shares were outstanding during the three and six months ended June 30, 2009, respectively, but were not included in the computation of diluted EPS because they are antidilutive. Options to purchase 1,461,627 shares and 1,430,521 shares were outstanding during the three and six months ended June 30, 2008, respectively, but were not included in the computation of diluted EPS because they are antidilutive

The following table presents the calculation of basic and diluted EPS for the Company's Common Stock.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
	(in thousands, except per share data)			
Calculation of basic EPS:				
Net income applicable to common stock	$ 22,983	$ 37,023	$ 55,780	$ 77,759
Weighted-average common shares outstanding	77,996	86,560	77,905	86,541
Basic EPS	$ 0.29	$ 0.43	$ 0.72	$ 0.90
Calculation of diluted EPS:				
Net income	$ 28,480	$ 37,023	$ 69,141	$ 77,759
Diluted weighted-average common shares outstanding	107,045	88,619	106,700	88,715
Diluted EPS	$ 0.27	$ 0.42	$ 0.65	$ 0.88

The repurchase of up to $200 million of the Company's Common Stock over the twenty-four month period ending July 2010 was authorized by the Company's Board of Directors in July 2008. During the year ended December 31, 2008, the Company repurchased 8,934,984 shares of its Common Stock in open market transactions for approximately $152.6 million, at an average price of $17.05. During the six months ended June 30, 2009, the Company did not repurchase any shares of its Common Stock.

Stock-Based Compensation

The Company accounts for stock compensation under SFAS No. 123 (revised 2004), "Share-Based Payment," which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense must be recognized ratably over the requisite service period following the date of grant.

The fair value for stock options was estimated at the date of grant using the Black-Scholes option-pricing model, which requires management to make certain assumptions. The risk-free interest rate was based on the U.S. Treasury spot rate with a remaining term equal to the expected life assumed at the date of grant. Expected volatility at June 30, 2009 was estimated based on the historical volatility of the Company's stock price over a period of 5.29 years, in order to match the expected life of the options at the grant date. There is no expected dividend yield since the Company has not paid any cash dividends on its Common Stock since its initial public offering in May 1994 and since the Company intends to retain all of its earnings to finance the development of its business for the foreseeable future. The weighted-average expected life was based on the contractual term of the stock option and expected employee exercise dates, which was based on the historical and expected exercise behavior of the Company's employees. Forfeitures are estimated at the date of grant based on historical experience. The following are the weighted-average assumptions used in the Black-Scholes option-pricing model at June 30, 2009 and 2008:

Six Months Ended June 30,	2009	2008
Risk-free interest rate	2.63%	2.73%
Expected volatility	49.43%	35.77%
Dividend yield	—	—
Weighted-average expected life (years)	5.29	4.72
Forfeiture rate	4.00%	4.00%

Accounting for Derivatives and Hedging Activities

The Company uses fixed and variable-rate debt to finance its operations. Both funding sources have associated risks and opportunities, such as interest rate exposure, and the Company's risk management policy permits the use of derivatives to manage this exposure. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Thus, uses of derivatives are strictly limited to hedging and risk management purposes in connection with managing interest rate exposure. Acceptable derivatives for this purpose include interest rate swap contracts, futures, options, caps, and similar instruments.

When using derivatives, the Company's intent is to apply "special hedge accounting," which is conditional upon satisfying specific documentation and performance criteria. In particular, the underlying hedged item must expose the Company to risks associated with market fluctuations and the instrument used as the hedging derivative must generate offsetting effects in prescribed magnitudes. If these criteria are not met, a change in the market value of the financial instrument and all associated settlements would be recognized as gains or losses in the period of change.

Currently, the Company has a number of interest rate swap contracts in place. These contracts serve to mitigate income volatility for a portion of its variable-rate funding. Swap contract coverage extends out through 2011. In effect, these swap contracts synthetically convert the portion of variable-rate debt being hedged to the equivalent of fixed-rate funding. Under the terms of the swap contracts, the Company receives cash flows from the swap contract counterparties to offset the benchmark interest rate component of variable interest payments on the hedged financings, in exchange for paying cash flows based on the swap contracts' fixed rates. These two respective obligations are net-settled, periodically. The Company accounts for these swap contracts as cash flow hedges, which requires determining a division of hedge results deemed effective and deemed ineffective. However, most of the Company's hedges were designed in such a way so as to perfectly offset specifically-defined interest payments, such that no ineffectiveness has occurred—nor would any ineffectiveness occur, as long as the forecasted cash flows of the designated hedged items and the associated swap contracts remain unchanged.

The fair value of the Company's interest rate swap contracts is measured as the present value of all expected future cash flows based on the LIBOR-based swap yield curve as of the date of the valuation, subject to a credit adjustment to the LIBOR-based yield curve's implied discount rates. The credit adjustment reflects the Company's best estimate as to the Company's credit quality at June 30, 2009.

Under cash flow hedge accounting, effective derivative results are initially recorded in other comprehensive income ("OCI") and later reclassified to earnings, coinciding with the income recognition relating to the variable interest payments being hedged (i.e., when the interest expense on the variable-rate liability is recorded in earnings). Any hedge ineffectiveness (which represents the amount by which hedge results exceed the variability in the cash flows of the forecasted transaction due to the risk being hedged) is recorded in current period earnings.

Under cash flow hedge accounting, derivatives are included in the consolidated balance sheets as assets or liabilities at fair value. The interest rate swap contract liabilities are included in accrued interest within the consolidated balance sheets at June 30, 2009 and December 31, 2008.

During the three and six months ended June 30, 2009, the Company had certain derivative instruments that were not designated to qualify for hedge accounting. The periodic change in the mark-to-market of these derivative instruments is recorded in current period earnings.

Credit risk relating to derivative counterparties is mitigated by using multiple, highly rated counterparties, and the credit quality of each is monitored on an ongoing basis.

4. New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, "The *FASB Accounting Standards Codification™* and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("SFAS 168"), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). SFAS 168 establishes the *FASB Accounting Standards Codification™* as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for most financial statements issued for interim and annual periods ending after September 15, 2009. The Company is currently determining the impact of SFAS 168 on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"). The objective of SFAS 167 is to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS 167 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently determining the impact of SFAS 167 on its consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165"), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, under SFAS 165, an entity is required to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. SFAS 165 does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions.SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted SFAS 165 as of June 30, 2009, as required. The adoption of SFAS 165 did not have a material impact on the Company's consolidated financial statements.

In April 2009, theFASB issued FASB Staff Position ("FSP") FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"). FSP FAS 107-1 and APB 28-1 amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009. The Company adopted FSP FAS 107-1 and APB 28-1 as of June 30, 2009, as required. The adoption of FSP FAS 107-1 and APB 28-1 did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"), which amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FSP FAS 115-2 and FAS 124-2 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted FSP FAS 115-2 and FAS 124-2 as of June 30, 2009, as required. The adoption of FSP FAS 115-2 and FAS 124-2 did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted FSP FAS 157-4 as of June 30, 2009, as required. The adoption of FSP FAS 157-4 did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued FSP FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)-1"), which amends and clarifies SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"), to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)-1 is effective for all assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company expects that the adoption of FSP FAS 141(R)-1 will have an impact on its consolidated financial statements, once the Company acquires companies in the future.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the assets under SFAS 141(R), and other GAAP. FSP FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption of the standard is prohibited. The Company adopted FSP FAS 142-3 as of January 1, 2009, as required. The adoption of FSP FAS 142-3 did not have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133" ("SFAS 161"), which requires enhanced disclosures about an entity's derivative and hedging activities. Specifically, entities are required to provide enhanced disclosures about: a) how and why an entity uses derivative instruments; b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and its related interpretations; and c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS 161 as of January 1, 2009, as required. The adoption of SFAS 161 did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R), which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. SFAS 141(R) requires that the acquiring entity in a business combination recognize all (and only) the assets and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information that they need to evaluate and understand the nature and financial effect of the business combination. In addition, SFAS 141(R) modifies the accounting for transaction and restructuring costs. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted SFAS 141(R) as of January 1, 2009, as required. The Company expects that the adoption of SFAS 141(R) will have an impact on its consolidated financial statements, once the Company acquires companies in the future.

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands the disclosure requirements about fair value measurements. In February 2008, the FASB amended SFAS 157 through the issuance of FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1") and FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-1, which was effective upon the initial adoption of SFAS 157, amends SFAS 157 to exclude from its scope certain accounting pronouncements that address fair value measurements associated with leases. FSP FAS 157-2, which was effective upon issuance, delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which was effective upon issuance. FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Company adopted SFAS 157, as amended, and on a prospective basis, as of January 1, 2008. The January 1, 2008 adoption did not have a material impact on the Company's consolidated financial statements. The Company adopted SFAS 157, as amended, and on a prospective basis, as of January 1, 2009 to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The January 1, 2009 adoption did not have a material impact on the Company's consolidated financial statements.

5. Property and Equipment

Property and equipment, net, consists of the following:

	June 30, 2009	December 31, 2008
	(in thousands)	
Land and improvements	$ 226,609	$ 216,834
Building and improvements	1,431,807	1,298,513
Furniture, fixtures, and equipment	756,471	692,851
Leasehold improvements	17,151	17,128
Construction in progress	44,242	183,056
Total property and equipment	2,476,280	2,408,382
Less accumulated depreciation and amortization	(657,813)	(596,251)
Property and equipment, net	$ 1,818,467	$ 1,812,131

Depreciation and amortization expense, for property and equipment, totaled $45.4 million and $88.1 million for the three and six months ended June 30, 2009, respectively, as compared to $43.3 million and $81.1 million for the three and six months ended June 30, 2008, respectively. Interest capitalized in connection with major construction projects was $3.5 million and $6.4 million for the three and six months ended June 30, 2009, respectively, as compared to $3.8 million and $8.9 million for the three and six months ended June 30, 2008, respectively.

Included in the depreciation and amortization expense for the three and six months ended June 30, 2009 was $4.8 million in depreciation expense that was recorded following the finalization of cost segregation studies for the casino projects at Hollywood Casino at Penn National Race Course and Hollywood Slots Hotel and Raceway. The charge was a result of the depreciation estimate previously recorded by the Company for these projects being less than the depreciation calculated by the cost segregation studies, due to differences in the determination of useful lives for certain of the assets included in the projects and the allocation of certain costs that were incurred as part of the projects. For the three and six months ended June 30, 2009, the impact of the charge to net income, Basic EPS, and Diluted EPS was $2.8 million, $0.04 and $0.03, respectively.

In conjunction with the opening of the new casino riverboat at Hollywood Casino Lawrenceburg, the Company recorded an impairment loss for the replaced Lawrenceburg vessel of $11.7 million during the three and six months ended June 30, 2009.

6. Goodwill and Other Intangible Assets

The Company's goodwill and intangible assets had a gross carrying value of $2.3 billion at June 30, 2009 and December 31, 2008, and accumulated amortization of $38.0 million and $34.7 million at June 30, 2009 and December 31, 2008, respectively. The table below presents the gross carrying value, accumulated amortization, and net book value of each major class of goodwill and intangible asset at June 30, 2009 and December 31, 2008:

	June 30, 2009			December 31, 2008		
	(in thousands)					
	Gross Carrying Value	Accumulated Amortization	NetBook Value	Gross Carrying Value	Accumulated Amortization	NetBook Value
Goodwill	$ 1,595,875	$ —	$ 1,595,875	$ 1,598,571	$ —	$ 1,598,571
Indefinite-life intangible assets	679,054	—	679,054	679,054	—	679,054
Other intangible assets	49,396	38,007	11,389	49,396	34,686	14,710
Total	$ 2,324,325	$ 38,007	$ 2,286,318	$ 2,327,021	$ 34,686	$ 2,292,335

The Company's intangible asset amortization expense was $1.6 million and $3.3 million for the three and six months ended June 30, 2009, respectively, as compared to $1.9 million and $3.9 million for the three and six months ended June 30, 2008, respectively.

The following table presents expected intangible asset amortization expense based on existing intangible assets at June 30, 2009 (in thousands):

2009 (6 months)	$ 3,321
2010	5,773
2011	2,096
2012	199
2013	—
Thereafter	—
Total	$ 11,389

7. Long-term Debt

Long-term debt, net of current maturities, is as follows:

	June 30, 2009	December 31, 2008
	(in thousands)	
Senior secured credit facility	$ 1,923,868	$ 1,959,784
$200 million 6 7/8% senior subordinated notes	200,000	200,000
$250 million 6 3/4% senior subordinated notes	250,000	250,000
Other long-term obligations	—	14,201
Capital leases	5,491	6,195
	2,379,359	2,430,180
Less current maturities of long-term debt	(99,106)	(105,281)
	$ 2,280,253	$ 2,324,899

The following is a schedule of future minimum repayments of long-term debt as of June 30, 2009 (in thousands):

Within one year	$ 99,106
1-3 years	1,640,544
3-5 years	387,915
Over 5 years	251,794
Total minimum payments	$ 2,379,359

At June 30, 2009, the Company was contingently obligated under letters of credit issued pursuant to the $2.725 billion senior secured credit facility with face amounts aggregating $26.9 million.

Senior Secured Credit Facility

The $2.725 billion senior secured credit facility consists of three credit facilities comprised of a $750 million revolving credit facility (of which $136.7 million was drawn at June 30, 2009), a $325 million Term Loan A Facility and a $1.65 billion Term Loan B Facility.

Interest Rate Swap Contracts

In accordance with the terms of its $2.725 billion senior secured credit facility, the Company was required to enter into fixed-rate debt or interest rate swap agreements in an amount equal to 50% of the Company's consolidated indebtedness, excluding the revolving credit facility, within 100 days of the closing date of the $2.725 billion senior secured credit facility.

The effect of derivative instruments on the consolidated statement of income for the three months ended June 30, 2009 was as follows (in thousands):

Derivatives in SFAS 133 Cash Flow Hedging Relationship	Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
Interest rate swap contracts	$ 2,302	Interest expense	$ (7,614)	None	$ —
Total	$ 2,302		$ (7,614)		$ —

Derivatives Not Designated as Hedging Instruments under SFAS 133	Location of Gain (Loss) Recognized in Income on Derivative	Gain (Loss) Recognized in Income on Derivative
Interest rate swap contracts	Interest expense	$ 541
Total		$ 541

The effect of derivative instruments on the consolidated statement of income for the six months ended June 30, 2009 was as follows (in thousands):

Derivatives in SFAS 133 Cash Flow Hedging Relationship	Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
Interest rate swap contracts	$ 8,099	Interest expense	$ (17,130)	None	$ —
Total	$ 8,099		$ (17,130)		$ —

Derivatives Not Designated as Hedging Instruments under SFAS 133	Location of Gain (Loss) Recognized in Income on Derivative	Gain (Loss) Recognized in Income on Derivative
Interest rate swap contracts	Interest expense	$ 541
Total		$ 541

In addition, during the three and six months ended June 30, 2009, the Company amortized $4.3 million in OCI related to the derivatives not designated as hedging instruments under SFAS 133.

In the coming twelve months, the Company anticipates that approximately a $39.8 million loss will be reclassified from OCI to earnings, as part of interest expense. As this amount represents effective hedge results, a comparable offsetting amount of incrementally lower interest expense will be realized in connection with the variable funding being hedged.

The following table sets forth the fair value of the interest rate swap contract liabilities included in accrued interest within the consolidated balance sheets at June 30, 2009 and December 31, 2008:

	June 30, 2009		December 31, 2008	
	(in thousands)			
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under SFAS 133				
Interest rate swap contracts	Accrued interest	$ 21,170	Accrued interest	$ 63,185
Total derivatives designated as hedging instruments under SFAS 133		$ 21,170		$ 63,185
Derivatives not designated as hedging instruments under SFAS 133				
Interest rate swap contracts	Accrued interest	$ 33,062	Accrued interest	$ —
Total derivatives not designated as hedging instruments under SFAS 133		$ 33,062		$ —
Total derivatives		$ 54,232		$ 63,185

Other Long-Term Obligations

On October 15, 2004, the Company announced the sale of The Downs Racing, Inc. and its subsidiaries to the Mohegan Tribal Gaming Authority ("MTGA"). Under the terms of the agreement, the MTGA acquired The Downs Racing, Inc. and its subsidiaries, including Pocono Downs (a standardbred horse racing facility located on 400 acres in Wilkes-Barre, Pennsylvania) and five Pennsylvania OTWs located in Carbondale, East Stroudsburg, Erie, Hazelton and the Lehigh Valley (Allentown). The sale agreement also provided the MTGA with certain post-closing termination rights in the event of certain materially adverse legislative or regulatory events. In January 2005, the Company received $280 million from the MTGA, and transferred the operations of The Downs Racing, Inc. and its subsidiaries to the MTGA. The sale was not considered final for accounting purposes until the third quarter of 2006, as the MTGA had certain post-closing termination rights that remained outstanding. On August 7, 2006, the Company entered into the Second Amendment to the Purchase Agreement and Release of Claims with the MTGA pertaining to the October 14, 2004 Purchase Agreement (the "Purchase Agreement"), and agreed to pay the MTGA an aggregate of $30 million over five years, beginning on the first anniversary of the commencement of slot operations at Mohegan Sun at Pocono Downs, in exchange for the MTGA's agreement to release various claims it raised against the Company under the Purchase Agreement and the MTGA's surrender of all post-closing termination rights it might have had under the Purchase Agreement. The Company recorded the present value of the $30 million liability within debt, as the amount due to the MTGA was payable over five years. In March 2009, the Company entered into the Third Amendment to the Purchase Agreement, in which the remaining payments due under the Purchase Agreement were accelerated and reduced. Under the Third Amendment to the Purchase Agreement, in exchange for the accelerated payment, which was paid to the MTGA in March 2009, all remaining obligations under the Purchase Agreement were deemed to be satisfied. In addition, during the six months ended June 30, 2009, the Company recorded a $1.3 million gain which is included in other income within the consolidated statements of income.

Covenants

At June 30, 2009, the Company was in compliance with all required financial covenants.

8. Commitments and Contingencies

Litigation

The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company's consolidated financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

The following proceedings could result in costs, settlements, damages, or rulings that materially impact the Company's consolidated financial condition or operating results. In each instance, the Company believes that it has meritorious defenses, claims and/or counter-claims, and intends to vigorously defend itself or pursue its claim.

In conjunction with the Company's acquisition of Argosy Gaming Company ("Argosy") in 2005, and subsequent disposition of the Argosy Casino Baton Rouge property, the Company became responsible for litigation initiated in 1997 related to the Baton Rouge casino license formerly owned by Argosy. On November 26, 1997, Capitol House filed an amended petition in the Nineteenth Judicial District Court for East Baton Rouge Parish, State of Louisiana, amending its previously filed but unserved suit against Richard Perryman, the person selected by the Louisiana Gaming Division to evaluate and rank the applicants seeking a gaming license for East Baton Rouge Parish, and adding state law claims against Jazz Enterprises, Inc., the former Jazz Enterprises, Inc. shareholders, Argosy, Argosy of Louisiana, Inc. and Catfish Queen Partnership in Commendam, d/b/a the Belle of Baton Rouge Casino. This suit alleged that these parties violated the Louisiana Unfair Trade Practices Act in connection with obtaining the gaming license that was issued to Jazz Enterprises, Inc./Catfish Queen Partnership in Commendam. The plaintiff, an applicant for a gaming license whose application was denied by the Louisiana Gaming Division, sought to prove that the gaming license was invalidly issued and to recover lost profits that the plaintiff contended it could have earned if the gaming license had been issued to the plaintiff. On October 2, 2006, the Company prevailed on a partial summary judgment motion which limited plaintiff's damages to its out-of-pocket costs in seeking its gaming license, thereby eliminating any recovery for potential lost gaming profits. On February 6, 2007, the jury returned a verdict of $3.8 million (exclusive of statutory interest and attorneys' fees) against Jazz Enterprises, Inc. and

Argosy. After ruling on post-trial motions, on September 27, 2007, the trial court entered a judgment in the amount of $1.4 million, plus attorneys' fees, costs and interest. The Company has established an appropriate reserve and has bonded the judgment pending its appeal. Both the plaintiff and the Company have appealed the judgment to the First Circuit Court of Appeals in Louisiana and oral arguments took place on August 28, 2008. The Company has the right to seek indemnification from two of the former Jazz Enterprises, Inc. shareholders for any liability suffered as a result of such cause of action, however, there can be no assurance that the former Jazz Enterprises, Inc. shareholders will have assets sufficient to satisfy any claim in excess of Argosy's recoupment rights.

The Illinois Legislature passed into law House Bill 1918, effective May 26, 2006, which singled out four of the nine Illinois casinos, including the Company's Empress Casino Hotel and Hollywood Casino Aurora, for a 3% tax surcharge to subsidize local horse racing interests. On May 30, 2006, Empress Casino Hotel and Hollywood Casino Aurora joined with the two other riverboats affected by the law, Harrah's Joliet and the Grand Victoria Casino in Elgin, and filed suit in the Circuit Court of the Twelfth Judicial District in Will County, Illinois (the "Court"), asking the Court to declare the law unconstitutional. Empress Casino Hotel and Hollywood Casino Aurora began paying the 3% tax surcharge into a protest fund which accrues interest during the pendency of the lawsuit. In two orders dated March 29, 2007 and April 20, 2007, the Court declared the law unconstitutional under the Uniformity Clause of the Illinois Constitution and enjoined the collection of this tax surcharge. The State of Illinois requested, and was granted, a stay of this ruling. As a result, Empress Casino Hotel and Hollywood Casino Aurora continued paying the 3% tax surcharge into the protest fund until May 25, 2008, when the 3% tax surcharge expired. The State of Illinois appealed the ruling to the Illinois Supreme Court. On June 5, 2008, the Illinois Supreme Court reversed the trial court's ruling and issued a decision upholding the constitutionality of the 3% tax surcharge. On January 21, 2009, the four casino plaintiffs filed a petition for certiorari, requesting the U.S. Supreme Court to hear the case. Seven amicus curiae briefs supporting the plaintiffs' request were also filed. On June 8, 2009, the U.S. Supreme Court decided not to hear the case. On June 10, 2009, the four casinos filed a petition with the court to open the judgment based on new evidence that came to light during the investigation of former Illinois Governor Rod Blagojevich that the 2006 law was procured by corruption. The casinos have also requested the court to keep the protest funds from being distributed until the case is concluded. A decision on the petition to reopen is expected in August 2009.

On December 15, 2008, former Illinois Governor Rod Blagojevich signed Public Act No. 95-1008 requiring the same four casinos to continue paying the 3% tax surcharge to subsidize Illinois horse racing interests. On January 8, 2009, the four casinos filed suit in the Circuit Court of the Twelfth Judicial District in Will County, Illinois, asking the Court to declare the law unconstitutional. The 3% tax surcharge being paid pursuant to Public Act No. 95-1008 is paid into a protest fund where it accrues interest. The accumulated funds will be returned to Empress Casino Hotel and Hollywood Casino Aurora if they ultimately prevail in the lawsuit.

On June 12, 2009, the four casinos filed a lawsuit in Illinois Federal Court naming former Illinois Governor Rod Blagojevich, his campaign fund and racetrack owner, John Johnston, and his two racetracks as defendants alleging a civil conspiracy in violation of the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C.§1962(c),(d) ("RICO"), based on an illegal scheme to secure the enactment of the 3% tax surcharge legislation in exchange for the payment of money by Johnston. The casinos also seek to impose a constructive trust over all funds paid under the tax surcharge, and therefore all of the Illinois racetracks are named as parties to the lawsuit. The casinos have continued to pay the tax surcharge under protest and on June 26, 2009, the casinos requested a Cook County court to enter an injunction to keep the protest funds from being distributed until after there is a final disposition of the federal RICO litigation. A decision from the Cook County court is expected in September 2009.

In August 2007, a complaint was filed on behalf of a putative class of public shareholders of the Company, and derivatively on behalf of the Company, in the Court of Common Pleas of Berks County, Pennsylvania (the "Complaint"). The Complaint names the Company's Board of Directors as defendants and the Company as a nominal defendant. The Complaint alleges, among other things, that the Board of Directors breached their fiduciary duties by agreeing to the proposed transaction with Fortress and Centerbridge for inadequate consideration, that certain members of the Board of Directors have conflicts with regard to the Merger, and that the Company and its Board of Directors have failed to disclose certain material information with regard to the Merger. The Complaint seeks, among other things, a court order determining that the action is properly maintained as a class action and a derivative action enjoining the Company and its Board of Directors from consummating the proposed Merger, and awarding the payment of attorneys' fees and expenses. The Company and the plaintiff had reached a tentative settlement in which the Company agreed to pay certain attorneys' fees and to make certain disclosures regarding the events leading up to the transaction with Fortress and Centerbridge in the proxy statement sent to shareholders in November 2007. Final settlement was contingent upon court approval and consummation of the transaction with Fortress and Centerbridge. Because the transaction with Fortress and Centerbridge was terminated, the Company expects the action will be dismissed.

On July 16, 2008, the Company was served with a purported class action lawsuit brought by plaintiffs seeking to represent a class of shareholders who purchased shares of the Company's Common Stock between March 20, 2008 and July 2, 2008. The lawsuit alleges that the Company's disclosure practices relative to the proposed transaction with Fortress and Centerbridge and the eventual termination of that transaction were misleading and deficient in violation of the Securities Exchange Act of 1934. The complaint, which seeks class certification and unspecified damages, was filed in federal court in Maryland. The complaint has been amended, among other things, to add three new named plaintiffs and to name Peter M. Carlino, Chairman and Chief Executive Officer, and William J. Clifford, Senior Vice President and Chief Financial Officer, as additional defendants. The Company filed a motion to dismiss the complaint in November 2008, and oral arguments for the motion were heard by the court on February 23, 2009. Following oral arguments, the court granted the Company's motion and dismissed the complaint with prejudice. The plaintiffs have filed a motion for reconsideration and to amend their complaint.

On September 11, 2008, the Board of County Commissioners of Cherokee County, Kansas (the "County") filed suit against Kansas Penn Gaming, LLC ("KPG," a wholly-owned subsidiary of Penn created to pursue a development project in Cherokee County, Kansas) and the Company in the District Court of Shawnee County, Kansas. The petition alleges that KPG breached its pre-development agreement with the County when KPG withdrew its application to manage a lottery gaming facility in Cherokee County and seeks in excess of $50 million in damages. In connection with their petition, the County obtained an ex-parte order attaching the $25 million privilege fee paid to the Kansas Lottery Commission in conjunction with the gaming application for the Cherokee County zone. The defendants have filed motions to dissolve and reduce the attachment. Those motions were denied, and the defendants have appealed those decisions to the appellate court. The Kansas appellate court declined to hear the appeal on jurisdictional grounds and the defendants have requested that the Kansas Supreme Court review that decision.

On September 23, 2008, KPG filed an action against HV Properties of Kansas, LLC ("HV") in the U.S. District Court for the District of Kansas seeking a declaratory judgment from the U.S. District Court finding that KPG has no further obligations to HV under a Real Estate Sale Contract (the "Contract") that KPG and HV entered into on September 6, 2007, and that KPG properly terminated this Contract under the terms of the Repurchase Agreement entered into between the parties effective September 28, 2007. HV filed a counterclaim claiming KPG breached the Contract, and seeks $37.5 million in damages. On October 7, 2008, HV filed suit against the Company claiming the Company is liable to HV for KPG's alleged breach based on a Guaranty Agreement signed by the Company. Both cases were consolidated. The Company filed a motion to dismiss HV's claims, which was denied on May 6, 2009. The parties are currently engaged in discovery.

Operating Lease Commitments

The Company is liable under numerous operating leases for airplanes, automobiles, the property on which some of its casinos operate, other equipment and buildings, which expire at various dates through 2093. Total rental expense under these agreements was $7.8 million and $15.8 million for the three and six months ended June 30, 2009, respectively, as compared to $8.1 million and $14.9 million for the three and six months ended June 30, 2008, respectively.

The leases for land consist of annual base lease rent payments plus, in some instances, a percentage rent based on a percent of adjusted gaming wins, as described in the respective leases.

The Company has an operating lease with the City of Bangor which covers the temporary facility and the permanent facility, which opened on July 1, 2008. Under the lease agreement, there is a fixed rent provision, as well as a revenue-sharing provision which is equal to 3% of gross slot revenue. The final term of the lease, which commenced with the opening of the permanent facility, is for an initial term of fifteen years, with three ten-year renewal options.

On March 23, 2007, BTN, Inc. ("BTN"), one of the Company's wholly-owned subsidiaries, entered into an amended and restated ground lease (the "Amended Lease") with Skrmetta MS, LLC. The lease amends the prior ground lease, dated October 19, 1993. The Amended Lease requires BTN to maintain a minimum gaming operation on the leased premises and to pay rent equal to 5% of adjusted gaming win after gaming taxes have been deducted. The term of the Amended Lease expires on January 1, 2093.

The future minimum lease commitments relating to the base lease rent portion of noncancelable operating leases at June 30, 2009 are as follows (in thousands):

Within one year	$	6,205
1-3 years		9,887
3-5 years		6,667
Over 5 years		37,631
Total	$	60,390

9. Shareholders' Equity

Shareholder Rights Plan

On May 20, 1998, the Board of Directors of the Company authorized and declared a dividend distribution of one preferred stock purchase right (the "Right" or "Rights") for each outstanding share of the Company's Common Stock, par value $.01 per share, payable to shareholders of record at the close of business on March 19, 1999. In addition, a Right was issued for each share of the Company's Common Stock issued after March 19, 1999 and prior to the Rights' expiration. Each Right entitled the registered holder to purchase from the Company one one-hundredth of a share (a "Preferred Stock Fraction") of the Company's Series A Preferred Stock (or another series of preferred stock with substantially similar terms), or a combination of securities and assets of equivalent value, at a purchase price of $10.00 per Preferred Stock Fraction, subject to adjustment. The description and terms of the Rights were set forth in a Rights Agreement (the "Rights Agreement") dated March 2, 1999, and amended on June 15, 2007, between the Company and Continental Stock Transfer and Trust Company as Rights Agent. The Rights Agreement and the associated Rights expired on March 18, 2009.

Issuance of Preferred Stock

On October 30, 2008, in connection with the termination of the Merger Agreement, the Company closed the sale of the Investment and issued 12,500 shares of Preferred Stock.

10. Subsidiary Guarantors

Under the terms of the $2.725 billion senior secured credit facility, most of Penn's subsidiaries are guarantors under the agreement. Each of the subsidiary guarantors is 100% owned by Penn. In addition, the guarantees provided by such subsidiaries under the terms of the $2.725 billion senior secured credit facility are full and unconditional, joint and several. There are no significant restrictions within the $2.725 billion senior secured credit facility on the Company's ability to obtain funds from its subsidiaries by dividend or loan. However, in certain jurisdictions, the gaming authorities may impose restrictions pursuant to the authority granted to them with regard to Penn's ability to obtain funds from its subsidiaries.

With regard to the $2.725 billion senior secured credit facility, the Company has not presented condensed consolidating balance sheets, condensed consolidating statements of income and condensed consolidating statements of cash flows at, and for the three and six months ended, June 30, 2008, as Penn had no significant independent assets and no independent operations at, and for the three and six months ended, June 30, 2008. However, during the year ended December 31, 2008, the Company placed some of the funds received from the issuance of its Preferred Stock into two unrestricted subsidiaries, in order to allow for maximum flexibility in the deployment of the funds and this resulted in significant independent assets. Summarized financial information for the three and six months ended June 30, 2009 for Penn, the subsidiary guarantors of the $2.725 billion senior secured credit facility and the subsidiary non-guarantors is presented below.

Under the terms of the $200 million 6 7/8% senior subordinated notes, most of Penn's subsidiaries are guarantors under the agreement. Each of the subsidiary guarantors is 100% owned by Penn. In addition, the guarantees provided by such subsidiaries under the terms of the $200 million 6 7/8% senior subordinated notes are full and unconditional, joint and several. There are no significant restrictions within the $200 million 6 7/8% senior subordinated notes on the Company's ability to obtain funds from its subsidiaries by dividend or loan. However, in certain jurisdictions, the gaming authorities may impose restrictions pursuant to the authority granted to them with regard to Penn's ability to obtain funds from its subsidiaries.

With regard to the $200 million 6 7/8% senior subordinated notes, the Company has not presented condensed consolidating balance sheets, condensed consolidating statements of income and condensed consolidating statements of cash flows at, and for the three and six months ended, June 30, 2008, as Penn had no significant independent assets and no independent operations at, and for the three and six months ended, June 30, 2008. However, during the year ended

December 31, 2008, the Company placed some of the funds received from the issuance of its Preferred Stock into two unrestricted subsidiaries, in order to allow for maximum flexibility in the deployment of the funds and this resulted in significant independent assets. Summarized financial information for the three and six months ended June 30, 2009 for Penn, the subsidiary guarantors of the $200 million 6 7/8 % senior subordinated notes and the subsidiary non-guarantors is presented below.

	Penn	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
			(in thousands)		
$2.725 Senior Secured Credit Facility					
At June 30, 2009					
Condensed Consolidating Balance Sheet					
Total current assets	$ 63,459	$ 239,972	$ 662,864	$ 22,485	$ 988,780
Property and equipment, net	40,871	1,766,371	11,225	—	1,818,467
Total other assets	4,448,176	5,249,563	177,505	(7,465,487)	2,409,757
Total assets	$ 4,552,506	$ 7,255,906	$ 851,594	$ (7,443,002)	$ 5,217,004
Total current liabilities	$ 164,410	$ 238,319	$ 13,663	$ 22,556	$ 438,948
Total long-term liabilities	2,223,836	3,374,791	69,631	(3,054,468)	2,613,790
Total shareholders' equity	2,164,260	3,642,796	768,300	(4,411,090)	2,164,266
Total liabilities and shareholders' equity	$ 4,552,506	$ 7,255,906	$ 851,594	$ (7,443,002)	$ 5,217,004
Three Months Ended June 30, 2009					
Condensed Consolidating Statement of Income					
Net revenues	$ —	$ 573,122	$ 7,695	$ —	$ 580,817
Total operating expenses	21,088	474,217	8,807	—	504,112
(Loss) income from operations	(21,088)	98,905	(1,112)	—	76,705
Other income (expenses)	5,988	(39,481)	7,716	—	(25,777)
(Loss) income from operations before income taxes	(15,100)	59,424	6,604	—	50,928
Taxes on income	(8,511)	28,035	2,924	—	22,448
Net (loss) income	$ (6,589)	$ 31,389	$ 3,680	$ —	$ 28,480
Six Months Ended June 30, 2009					
Condensed Consolidating Statement of Income					
Net revenues	$ —	$ 1,178,145	$ 14,898	$ —	$ 1,193,043
Total operating expenses	43,995	955,160	16,348	—	1,015,503
(Loss) income from operations	(43,995)	222,985	(1,450)	—	177,540
Other income (expenses)	25,639	(88,925)	11,151	—	(52,135)
(Loss) income from operations before income taxes	(18,356)	134,060	9,701	—	125,405
Taxes on income	(15,978)	67,492	4,750	—	56,264
Net (loss) income	$ (2,378)	$ 66,568	$ 4,951	$ —	$ 69,141
Six Months Ended June 30, 2009					
Condensed Consolidating Statement of Cash Flows					
Net cash provided by operating activities	$ 43,525	$ 111,717	$ 10,072	$ —	$ 165,314
Net cash (used in) provided by investing activities	(665)	(113,519)	50,554	—	(63,630)
Net cash used in financing activities	(39,079)	(704)	(13,062)	—	(52,845)
Net increase (decrease) in cash and cash equivalents	3,781	(2,506)	47,564	—	48,839
Cash and cash equivalents at beginning of year	2,460	142,104	601,714	—	746,278
Cash and cash equivalents at end of period	$ 6,241	$ 139,598	$ 649,278	$ —	$ 795,117
$200 million 6 7/8% Senior Subordinated Notes					
At June 30, 2009					
Condensed Consolidating Balance Sheet					
Total current assets	$ 63,459	$ 240,863	$ 661,973	$ 22,485	$ 988,780
Property and equipment, net	40,871	1,777,596	—	—	1,818,467
Total other assets	4,448,176	5,353,655	73,413	(7,465,487)	2,409,757
Total assets	$ 4,552,506	$ 7,372,114	$ 735,386	$ (7,443,002)	$ 5,217,004
Total current liabilities	$ 164,410	$ 240,165	$ 11,817	$ 22,556	$ 438,948
Total long-term liabilities	2,223,836	3,386,812	57,610	(3,054,468)	2,613,790
Total shareholders' equity	2,164,260	3,745,137	665,959	(4,411,090)	2,164,266
Total liabilities and shareholders' equity	$ 4,552,506	$ 7,372,114	$ 735,386	$ (7,443,002)	$ 5,217,004

Three Months Ended June 30, 2009					
Condensed Consolidating Statement of Income					
Net revenues	$ —	$ 577,143	$ 3,674	$ —	$ 580,817
Total operating expenses	21,088	478,033	4,991	—	504,112
(Loss) income from operations	(21,088)	99,110	(1,317)	—	76,705
Other income (expenses)	5,988	(39,687)	7,922	—	(25,777)
(Loss) income from operations before income taxes	(15,100)	59,423	6,605	—	50,928
Taxes on income	(8,511)	28,157	2,802	—	22,448
Net (loss) income	$ (6,589)	$ 31,266	$ 3,803	$ —	$ 28,480
Six Months Ended June 30, 2009					
Condensed Consolidating Statement of Income					
Net revenues	$ —	$ 1,186,335	$ 6,708	$ —	$ 1,193,043
Total operating expenses	43,995	962,681	8,827	—	1,015,503
(Loss) income from operations	(43,995)	223,654	(2,119)	—	177,540
Other income (expenses)	25,639	(88,203)	10,429	—	(52,135)
(Loss) income from operations before income taxes	(18,356)	135,451	8,310	—	125,405
Taxes on income	(15,978)	68,338	3,904	—	56,264
Net (loss) income	$ (2,378)	$ 67,113	$ 4,406	$ —	$ 69,141
Six Months Ended June 30, 2009					
Condensed Consolidating Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ 43,525	$ 125,183	$ (3,394)	$ —	$ 165,314
Net cash (used in) provided by investing activities	(665)	(113,568)	50,603	—	(63,630)
Net cash used in financing activities	(39,079)	(13,766)	—	—	(52,845)
Net increase (decrease) in cash and cash equivalents	3,781	(2,151)	47,209	—	48,839
Cash and cash equivalents at beginning of year	2,460	142,434	601,384	—	746,278
Cash and cash equivalents at end of period	$ 6,241	$ 140,283	$ 648,593	$ —	$ 795,117

11. Investment in Corporate Securities

In 2008, the Company made a $47.3 million investment in the corporate debt securities of other gaming companies. The investment, which the Company is treating as available-for-sale securities, is included in other assets within the consolidated balance sheets at June 30, 2009 and December 31, 2008. During the six months ended June 30, 2009, and for the year ended December 31, 2008, the Company recorded a $7.9 million unrealized gain and an $8.0 million unrealized loss, respectively, in OCI for this investment. The change in the fair value also reflects the original issue discount amortization, which was $1.3 million and $0.9 million for the six months ended June 30, 2009 and for the year ended December 31, 2008, respectively.

During the six months ended June 30, 2009, the Company sold $42.2 million of this investment and recorded a $6.6 million gain, which is included in other income within the consolidated statements of income.

The following is a schedule of the contractual maturities of the Company's investment in corporate securities at June 30, 2009 (in thousands):

Within one year	$	—
1-3 years		—
3-5 years		5,425
Over 5 years		—
Total	$	5,425

12. Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash and Cash Equivalents

The fair value of the Company's cash and cash equivalents approximates the carrying value of the Company's cash and cash equivalents, due to the short maturity of the cash equivalents.

Investment in Corporate Debt Securities

The fair value of the investment in corporate debt securities is estimated based on quoted prices in active markets for identical investments. The investment in corporate debt securities is measured at fair value on a recurring basis.

Long-term Debt

The fair value of the Company's $2.725 billion senior secured credit facility approximates its carrying value, as it is variable-rate debt. The fair value of the Company's senior subordinated notes is estimated based on quoted prices in active markets for identical instruments. The fair value of the Company's other long-term obligations and capital leases approximates its carrying value.

Interest Rate Swap Contracts

The fair value of the Company's interest rate swap contracts is measured as the present value of all expected future cash flows based on the LIBOR-based swap yield curve as of the date of the valuation, subject to a credit adjustment to the LIBOR-based yield curve's implied discount rates. The credit adjustment reflects the Company's best estimate as to the Company's credit quality at June 30, 2009.

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	June 30, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 795,117	$ 795,117	$ 746,278	$ 746,278
Investment in corporate debt securities	5,425	5,425	40,190	40,190
Financial liabilities:				
Long-term debt				
Senior secured credit facility	1,923,868	1,923,868	1,959,784	1,959,784
Senior subordinated notes and other long-term obligations	450,000	423,500	464,201	389,201
Capital leases	5,491	5,491	6,195	6,195
Interest rate swap contracts	54,232	54,232	63,185	63,185

13. Fair Value Measurements

SFAS 157 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach, and cost approach). The levels of the hierarchy are described below:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy.

The following tables set forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the consolidated balance sheet at June 30, 2009 and December 31, 2008 (in thousands):

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	June 30, 2009 Total
Assets:				
Investment in corporate debt securities	$ 5,425	$ —	$ —	$ 5,425
Liabilities:				
Interest rate swap contracts	—	54,232	—	54,232

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2008 Total
Assets:				
Investment in corporate debt securities	$ 40,190	$ —	$ —	$ 40,190
Liabilities:				
Interest rate swap contracts	—	63,185	—	63,185

The valuation technique used to measure the fair value of the investment in corporate debt securities and interest rate swap contracts was the market approach. The investment in corporate debt securities is included in other assets and the interest rate swap contract liabilities are included in accrued interest within the consolidated balance sheets at June 30, 2009 and December 31, 2008.

In conjunction with the opening of the new casinoriverboat at Hollywood Casino Lawrenceburg, the Company recorded an impairment loss for the replaced Lawrenceburg vessel of $11.7 million during the three and six months ended June 30, 2009. The fair value of the replaced Lawrenceburg vessel at June 30, 2009, which was measured using the market approach, was $6.8 million. This amount is included in other assets within the consolidated balance sheet at June 30, 2009.

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	June 30, 2009 Total
Assets:				
Other assets	$ —	$ 6,759	$ —	$ 6,759

14. Empress Casino Hotel Fire

On March 20, 2009, the Company's Empress Casino Hotel, which was undergoing a $55 million renovation, was closed following a fire that started in the land-based pavilion at the facility. All customers and employees were successfully evacuated, and the fire was contained on the land-side of the property before it could spread to the adjacent casino barge. On June 25, 2009, the casino barge was reopened with temporary land-based facilities, and plans are presently being developed for the permanent land-based pavilion.

The Company carries a builders' risk insurance policy for the on-going renovations with a policy limit of $57 million, inclusive of $14 million for delay in completion and $43 million for property damage. The builders' risk insurance policy includes a $50,000 property damage deductible and a 30-day delay in completion deductible for the peril of fire. In addition, the Company carries comprehensive business interruption and property damage insurance for the operational components of the Empress Casino Hotel with an overall limit of $228 million. The operational insurance policy includes a $2.5 million property damage deductible and a 48-hour business interruption deductible for the peril of fire.

During the three and six months ended June 30, 2009, the Company recorded a $0.3 million and $5.7 million pre-tax loss, respectively, for the insurance deductibles for property damage, business interruption and employee lost wages, as well as a write-off of construction fees related to the renovation that are not recoverable under the Company's insurance policies.

The $32.5 million insurance receivable recorded at June 30, 2009 was limited to the net book value of assets believed to be damaged, destroyed or abandoned and other costs incurred during the six months ended June 30, 2009 as a result of the fire at Empress Casino Hotel that are expected to be recovered via the insurance claim. During the six months ended June 30, 2009, the Company received $16.0 million in insurance proceeds related to the fire at Empress Casino Hotel.

15. Income Taxes

At December 31, 2008, the Company included in its $68.6 million liability for unrecognized tax benefits $31.7 million of tax positions that were indemnified by a third party. The indemnification stemmed from a transaction that the Company completed in 2001 with The Continental Companies and CHC International, Inc. (the "Seller"), whereby the Company acquired Hollywood Casino Baton Rouge and the management contract for Casino Rama. As part of the acquisition, Continental and the Company entered into an Indemnification Agreement, whereby Continental indemnified the Company for any tax liabilities to arise subsequent to the acquisition for taxation years in which Continental was the owner. The Canada Revenue Agency ("CRA") issued reassessments of CHC Canada's 1996 through 2000 taxation years. The Company and the Seller disagreed with CRA's position, and the matter had been in Competent Authority since 2004. The Indemnification Agreement provided that the Company did not receive payment until "final determination" by a taxing authority.

At December 31, 2008, the Company believed that it was more likely than not that the matter in Competent Authority would be effectively settled within the next twelve months. Upon settlement, the Company planned on relieving its liability and reversing the indemnification receivable. For years after April 2001 where the Company has no indemnification, it included an appropriate amount of tax reserves in the liability for unrecognized tax benefits, including accrued interest and penalties.

During the six months ended June 30, 2009, the Company reversed $23.8 million of the indemnified tax position, as it received a settlement proposal from Competent Authority relating to the matter. The remaining liability and indemnification receivable will be reversed as paid and received.

16. Subsequent Events

The Company evaluated all subsequent events through August 7, 2009, which is the date that the consolidated financial statements were issued. No material subsequent events have occurred since June 30, 2009 that required recognition or disclosure in the consolidated financial statements, except for those disclosed below.

On August 6, 2009, the Company announced that it was commencing a cash tender offer for any and all of the $200 million aggregate outstanding principal amount of its 6 7 / 8 % senior subordinated notes due 2011 (the "Notes") and a related consent solicitation to effect certain amendments and waivers to the indenture governing the Notes. The Company is conducting the tender offer and consent solicitation in order to refinance a portion of its existing debt. The Company's obligations to accept for payment and to pay for the Notes and consents in the tender offer and consent solicitation are subject to customary conditions, including, among other things, receipt of consents and tenders from holders of a majority in aggregate principal amount of the outstanding Notes and the Company having received net cash proceeds from its proposed financing for the tender offer and consent solicitation in an amount sufficient to fund the tender offer and consent solicitation.

On August 6, 2009, the Company announced that Charles Town Entertainment Complex in Jefferson County, West Virginia, notified the Jefferson County Commissioners that it intends to pursue a December 5, 2009 special election to seek voter approval for table games.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Operations

We are a leading, diversified, multi-jurisdictional owner and manager of gaming and pari-mutuel properties. We currently own or operate nineteen facilities in fifteen jurisdictions, including Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Maine, Mississippi, Missouri, New Jersey, New Mexico, Ohio, Pennsylvania, West Virginia, and Ontario. We believe that our portfolio of assets provides us with a diversified cash flow from operations.

We have made significant acquisitions in the past, and expect to continue to pursue additional acquisition and development opportunities in the future. In 1997, we began our transition from a pari-mutuel company to a diversified gaming company with the acquisition of the Charles Town property and the introduction of video lottery terminals in West Virginia. Since 1997, we have continued to expand our gaming operations through strategic acquisitions (including the acquisitions of Hollywood Casino Bay St. Louis and Boomtown Biloxi, CRC Holdings, Inc., the Bullwhackers properties, Hollywood Casino Corporation, Argosy Gaming Company, Black Gold Casino at Zia Park, and Sanford-Orlando Kennel Club) and property expansions (such as at Charles Town and Lawrenceburg).

The vast majority of our revenues is gaming revenue, derived primarily from gaming on slot machines and, to a lesser extent, table games. Other revenues are derived from our management service fee from Casino Rama, our hotel, dining, retail, admissions, program sales, concessions and certain other ancillary activities, and our racing operations. Our racing revenue includes our share of pari-mutuel wagering on live races after payment of amounts returned as winning wagers, our share of wagering from import and export simulcasting, and our share of wagering from our off-track wagering facilities ("OTWs").

We intend to continue to expand our gaming operations through the implementation of a disciplined capital expenditure program at our existing properties and the continued pursuit of strategic acquisitions of gaming properties, particularly in attractive regional markets.

Key performance indicators related to gaming revenue are slot handle (volume indicator), table game drop (volume indicator) and "win" or "hold" percentages. Our typical property slot win percentage is in the range of 6% to 10% of slot handle, and our typical table game win percentage is in the range of 15% to 25% of table game drop.

Our properties generate significant operating cash flow, since most of our revenue is cash-based from slot machines and pari-mutuel wagering. Our business is capital intensive, and we rely on cash flow from our properties to generate operating cash to repay debt, fund capital maintenance expenditures, fund new capital projects at existing properties and provide excess cash for future development and acquisitions.

Merger Announcement and Termination

On June 15, 2007, we announced that we had entered into a merger agreement that, at the effective time of the transactions contemplated thereby, would have resulted in our shareholders receiving $67.00 per share. Specifically, we, PNG Acquisition Company Inc. ("Parent") and PNG Merger Sub Inc., a wholly-owned subsidiary of Parent ("Merger Sub"), announced that we had entered into an Agreement and Plan of Merger, dated as of June 15, 2007 (the "Merger Agreement"), that provided, among other things, for Merger Sub to be merged with and into us, as a result of which we would have continued as the surviving corporation and would have become a wholly-owned subsidiary of Parent. Parent is indirectly owned by certain funds managed by affiliates of Fortress Investment Group LLC ("Fortress") and Centerbridge Partners, L.P. ("Centerbridge").

On July 3, 2008, we entered into an agreement with certain affiliates of Fortress and Centerbridge, terminating the Merger Agreement. In connection with the termination of the Merger Agreement, we agreed to receive a total of $1.475 billion, consisting of a nonrefundable $225 million cash termination fee (the "Cash Termination Fee") and a $1.25 billion, zero coupon, preferred equity investment (the "Investment"). On October 30, 2008, we closed the sale of the Investment and issued 12,500 shares of Series B Redeemable Preferred Stock (the "Preferred Stock").

Executive Summary

Factors affecting our results for the three months ended June 30, 2009, as compared to the three months ended June 30, 2008, included the transition at Lawrenceburg to the new casino riverboat, the fire at Empress Casino Hotel, decreases in consumer spending on gaming activities caused by current economic conditions, competitive pressures at some of our properties, the impairment loss for the replaced Lawrenceburg vessel, the continued impact of the opening of the casino at Hollywood Casino at Penn National Race Course, increased depreciation expense, decreased interest expense, and the opening of the permanent facility at Hollywood Slots Hotel and Raceway on July 1, 2008.

Financial Highlights:

- Income from operations decreased by $36.9 million, or 32.5%, for the three months ended June 30, 2009, as compared to the three months ended June 30, 2008, primarily due to the transition at Lawrenceburg to the new casino riverboat, the fire at Empress Casino Hotel, decreases in consumer spending on gaming activities caused by current economic conditions, competitive pressures at some of our properties, the impairment loss for the replaced Lawrenceburg vessel, and increased depreciation expense at Hollywood Casino at Penn National Race Course.

- Net income decreased by $8.5 million, or 23.1%, for the three months ended June 30, 2009, as compared to the three months ended June 30, 2008, primarily due to the variances explained above, which were partially offset by a decrease in interest expense and income taxes and an increase in interest and other income.

Other Developments:

- On June 29, 2009, the new casinoriverboat at Hollywood Casino Lawrenceburg officially opened, replacing the vessel at Argosy Casino Lawrenceburg. The new Hollywood-themed casino riverboat offers 3,200 slot machines, 88 live table games, and new food and beverage offerings, as well as expanded parking and infrastructure improvements, which will make the facility more accessible.

- We are moving forward with the process to be considered as a Lottery Gaming Facility Manager in Wyandotte County, Kansas. We are one of two applicants in Wyandotte County. We proposed a Phase 1 budget of $410 million (inclusive of the $25 million privilege fee and a $65 million post-opening expansion) and a $154 million Phase 2 expansion, for a total investment of $564 million. On June 11, 2009, we received an endorsement from the Unified Government of Wyandotte County, the host community, for the proposed development and we subsequently executed a development agreement with Wyandotte County. On April 1, 2009, we announced that we had filed a license application with the Kansas Lottery Commission to be considered as a Lottery Gaming Facility Manager in Wyandotte County. We anticipate that the state selection process will conclude in late 2009. We can give no assurance that we will be selected or that we may not modify our proposed application.

- On March 20, 2009, Empress Casino Hotel, which was undergoing a $55 million renovation, was closed following a fire that started in the land-based pavilion at the facility. All customers and employees were successfully evacuated, and the fire was contained on the land-side of the property before it could spread to the adjacent casino barge. On June 25, 2009, the casino barge was reopened with temporary land-based facilities, and plans are presently being developed for the permanent land-based pavilion, with construction being estimated to be completed by the first quarter of 2010 on the parking garage and by the fourth quarter of 2010 on the pavilion. We carry a builders' risk insurance policy for the on-going renovations with a policy limit of $57 million, inclusive of $14 million for delay in completion and $43 million for property damage. The builders' risk insurance policy includes a $50,000 property damage deductible and a 30-day delay in completion deductible for the peril of fire. In addition, we carry comprehensive business interruption and property damage insurance for the operational components of the Empress Casino Hotel with an overall limit of $228 million. The operational insurance policy includes a $2.5 million property damage deductible and a 48-hour business interruption deductible for the peril of fire. During the three and six months ended June 30, 2009, we recorded a $0.3 million and $5.7 million pre-tax loss, respectively, for the insurance deductibles for property damage, business interruption and employee lost wages, as well as a write-off of construction fees related to the renovation that are not recoverable under our insurance policies. During the six months ended June 30, 2009, we received $16.0 million in insurance proceeds related to the fire at Empress Casino Hotel.

- On March 18, 2009, the Rights Agreement providing for the dividend distribution of one preferred stock purchase right for each outstanding share of our Common Stock that our Board of Directors authorized and declared on May 20, 1998 expired.

- On March 11, 2009, we announced that we are supporting the "Ohio Jobs and Growth Plan," a casino ballot proposal calling for an amendment to Ohio's Constitution to authorize casinos in the state's four largest cities, Cincinnati, Cleveland, Columbus and Toledo. We have proposed an investment of approximately $600 million to become licensed, build and operate the facilities in Columbus and Toledo. The "Ohio Jobs and Growth Plan" committee filed more than 850,000 signatures with Ohio's Secretary of State on June 25, 2009 in order to qualify the amendment for inclusion on this November's statewide ballot. On July 21, 2009, Ohio's Secretary of State officially certified the issue for the ballot. In addition, in July 2009, the Governor of Ohio issued an executive order authorizing up to 2,500 video lottery terminals at the state's seven existing racetracks, and the Legislature acknowledged the Lottery Commission's authority to regulate these machines through a provision in the state budget. As the owner of Raceway Park in Toledo, with an option on a racetrack in the Columbus area, we expect to be a beneficiary of this plan with respect to our Ohio operations. However, expanded gaming in Ohio could have a negative impact on our operations in neighboring states, such as our Lawrenceburg facility. As is the case in most jurisdictions where gaming legislation is being introduced, both the Ohio Jobs and Growth Plan and the placement of video lottery terminals at Ohio racetracks are subject to regulatory refinement, implementation and litigation risks, all of which are difficult to assess at this juncture.

- In March 2009, we entered into the Third Amendment to the October 14, 2004 Purchase Agreement, that had been entered into with the Mohegan Tribal Gaming Authority ("MTGA") for the sale of The Downs Racing, Inc. and its subsidiaries (the "Purchase Agreement"). In August 2006, we had entered into the Second Amendment to the Purchase Agreement and Release of Claims, in which we agreed to pay the MTGA an aggregate of $30 million over five years, in exchange for the MTGA's agreement to release various claims it raised against us under the Purchase Agreement and the MTGA's surrender of all post-closing termination rights it might have had under the Purchase Agreement. The Third Amendment to the Purchase Agreement accelerated and reduced the remaining payments due by us under the Purchase Agreement. In exchange for the accelerated payment, which was paid to the MTGA in March 2009, all remaining obligations under the Purchase Agreement were deemed to be satisfied. In addition, during the six months ended June 30, 2009, we recorded a $1.3 million gain which is included in other income within the consolidated statements of income.

- In February 2009, we filed a license application with the Maryland Video Lottery Facility Location Commission to be considered for a Video Lottery Operation License for the Cecil County Zone in Cecil County, Maryland. Our proposed $84 million facility in Cecil County would include a 150-seat buffet, a coffee shop and parking for over 1,600 vehicles and be readily scaleable to accommodate 1,500 gaming devices. We can give no assurance that we will be licensed or that we may not modify our proposed application.

- The Illinois Legislature passed into law House Bill 1918, effective May 26, 2006, which singled out four of the nine Illinois casinos, including our Empress Casino Hotel and Hollywood Casino Aurora, for a 3% tax surcharge to subsidize local horse racing interests. On May 30, 2006, Empress Casino Hotel and Hollywood Casino Aurora joined with the two other riverboats affected by the law, Harrah's Joliet and the Grand Victoria Casino in Elgin, and filed suit in the Circuit Court of the Twelfth Judicial District in Will County, Illinois (the "Court"), asking the Court to declare the law unconstitutional. Empress Casino Hotel and Hollywood Casino Aurora began paying the 3% tax surcharge into a protest fund which accrues interest during the pendency of the lawsuit. In two orders dated March 29, 2007 and April 20, 2007, the Court declared the law unconstitutional under the Uniformity Clause of the Illinois Constitution and enjoined the collection of this tax surcharge. The State of Illinois requested, and was granted, a stay of this ruling. As a result, Empress Casino Hotel and Hollywood Casino Aurora continued paying the 3% tax surcharge into the protest fund until May 25, 2008, when the 3% tax surcharge expired. The State of Illinois appealed the ruling to the Illinois Supreme Court. On June 5, 2008, the Illinois Supreme Court reversed the trial court's ruling and issued a decision upholding the constitutionality of the 3% tax surcharge. On January 21, 2009, the four casino plaintiffs filed a petition for certiorari, requesting the U.S. Supreme Court to hear the case. Seven amicus curiae briefs supporting the plaintiffs' request were also filed. On June 8, 2009, the U.S. Supreme Court decided not to hear the case. On June 10, 2009, the four casinos filed a petition with the court to open the judgment based on new evidence that came to light during the investigation of former Illinois Governor Rod Blagojevich that the 2006 law was procured by corruption. The casinos have also requested the court to keep the protest funds from being distributed until the case is concluded. A decision on the petition to reopen is expected in August 2009. On December 15, 2008, former Illinois Governor Rod Blagojevich signed Public Act No. 95-1008 requiring the same four casinos to continue paying the 3% tax surcharge to subsidize Illinois horse racing interests. On January 8, 2009, the four casinos filed suit in the Circuit Court of the Twelfth Judicial District in Will County, Illinois, asking the Court to declare the law unconstitutional. The 3% tax surcharge being paid pursuant to Public Act No. 95-1008 is paid into a protest fund where it accrues interest. The accumulated funds will be returned to Empress Casino Hotel and Hollywood Casino Aurora if they ultimately prevail in the lawsuit. On June 12, 2009, the four casinos filed a lawsuit in Illinois Federal Court naming former Illinois Governor Rod Blagojevich, his campaign fund and racetrack owner, John Johnston, and his two racetracks as defendants alleging a civil conspiracy in violation of the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C.§1962(c),(d) ("RICO"), based on an illegal scheme to secure the enactment of the 3% tax surcharge legislation in exchange for the payment of money by Johnston. The casinos also seek to impose a constructive trust over all funds paid under the tax surcharge, and therefore all of the Illinois racetracks are named as parties to the lawsuit. The casinos have continued to pay the tax surcharge under protest and on June 26, 2009, the casinos requested a Cook County court to enter an injunction to keep the protest funds from being distributed until after there is a final disposition of the federal RICO litigation. A decision from the Cook County court is expected in September 2009. Since the passing of House Bill 1918 into law, Empress Casino Hotel and Hollywood Casino Aurora have expensed approximately $34.8 million in incremental tax as a result of the 3% tax surcharge, including $1.8 million and $4.5 million during the three and six months ended June 30, 2009, respectively.

- We are continuing to build and develop several of our properties, including Empress Casino Hotel. Additional information regarding our capital projects is discussed in detail in the section entitled "Liquidity and Capital Resources—Capital Expenditures" below.

Critical Accounting Policies

We make certain judgments and use certain estimates and assumptions when applying accounting principles in the preparation of our consolidated financial statements. The nature of the estimates and assumptions are material due to the levels of subjectivity and judgment necessary to account for highly uncertain factors or the susceptibility of such factors to change. We have identified the policies related to the accounting for long-lived assets, goodwill and other intangible assets, income taxes and litigation, claims and assessments as critical accounting policies, which require us to make significant judgments, estimates and assumptions.

We believe the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations and, in certain situations, could have a material adverse effect on our financial condition.

The development and selection of the critical accounting policies, and the related disclosures, have been reviewed with the Audit Committee of our Board of Directors.

Long-lived assets

At June 30, 2009, we had a net property and equipment balance of $1,818.5 million within our consolidated balance sheet, representing 34.9% of total assets. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The estimated useful lives are determined based on the nature of the assets as well as our current operating strategy. We review the carrying value of our property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by us in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the individual property level. In assessing the recoverability of the carrying value of property and equipment, we must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, we may be required to record an impairment loss for these assets. Such an impairment loss would be recognized as a non-cash component of operating income.

In conjunction with the opening of the new casinoriverboat at Hollywood Casino Lawrenceburg, we recorded an impairment loss for the replaced Lawrenceburg vessel of $11.7 million during the three and six months ended June 30, 2009.

Included in the depreciation and amortization expense for the three and six months ended June 30, 2009 was $4.8 million in depreciation expense that was recorded following the finalization of cost segregation studies for the casino projects at Hollywood Casino at Penn National Race Course and Hollywood Slots Hotel and Raceway. The charge was a result of the depreciation estimate previously recorded by us for these projects being less than the depreciation calculated by the cost segregation studies, due to differences in the determination of useful lives for certain of the assets included in the projects and the allocation of certain costs that were incurred as part of the projects. For the three and six months ended June 30, 2009, the impact of the charge to net income, Basic EPS, and Diluted EPS was $2.8 million, $0.04 and $0.03, respectively.

Goodwill and other intangible assets

At June 30, 2009, we had $1,595.9 million in goodwill and $690.4 million in other intangible assets within our consolidated balance sheet, representing 30.6% and 13.2% of total assets, respectively, resulting from our acquisition of other businesses and payment for gaming licenses and racing permits. Two issues arise with respect to these assets that require significant management estimates and judgment: (i) the valuation in connection with the initial purchase price allocation; and (ii) the ongoing evaluation for impairment.

In connection with our acquisitions, valuations are completed to determine the allocation of the purchase prices. The factors considered in the valuations include data gathered as a result of our due diligence in connection with the acquisitions, projections for future operations, and data obtained from third-party valuation specialists as deemed appropriate. Goodwill is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the reporting units to their carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment test is performed to determine the implied value of goodwill for that reporting unit. If the implied value is less than the carrying amount for that reporting unit, an impairment loss is recognized for that reporting unit. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," issued by the Financial Accounting Standards Board ("FASB"), we consider our gaming license, racing permit and trademark intangible assets as indefinite-life intangible assets that do not require amortization. Rather, these intangible assets are tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the gaming license, racing permit and trademark intangible assets exceed their fair value, an impairment loss is recognized. The evaluation of goodwill and indefinite-life intangible assets requires the use of estimates about future operating results of each reporting unit to determine their estimated fair value. We use a market approach model, with EBITDA (earnings before interest, taxes, charges for stock compensation, depreciation and amortization, gain or loss on disposal of assets, and certain other income and expenses, and inclusive of loss from joint venture) multiples, as we believe that EBITDA is a widely-used measure of performance in the gaming industry and as we use EBITDA as the primary measurement of the operating performance of our properties (including the evaluation of operating personnel). In addition, we believe that an EBITDA multiple is the principal basis for the valuation of gaming companies. Changes in the estimated EBITDA multiple or forecasted operations can materially affect these estimates. Once an impairment of goodwill or other indefinite-life intangible assets has been recorded, it cannot be reversed. Because our goodwill and indefinite-life intangible assets are not amortized, there may be volatility in reported income because impairment losses, if any, are likely to occur irregularly and in varying amounts. Intangible assets that have a definite-life, including the management service contract for Casino Rama, are amortized on a straight-line basis over their estimated useful lives or related service contract. We review the carrying value of our intangible assets that have a definite-life for possible impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount of the intangible assets that have a definite-life exceed their fair value, an impairment loss is recognized.

Income taxes

At June 30, 2009, we had a net deferred tax liability balance of $252.8 million within our consolidated balance sheet. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The realizability of the deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of SFAS 109, on January 1, 2007. FIN 48 creates a single model to address uncertainty in tax positions, and clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. At June 30, 2009, we had a liability relating to FIN 48 of $52.6 million, which is included in noncurrent tax liabilities within the consolidated balance sheet at June 30, 2009. We operate within multiple taxing jurisdictions and are subject to audit in each jurisdiction. These audits can involve complex issues that may require an extended period of time to resolve. In our opinion, adequate provisions for income taxes have been made for all periods.

Litigation, claims and assessments

We utilize estimates for litigation, claims and assessments. These estimates are based on our knowledge and experience regarding current and past events, as well as assumptions about future events. If our assessment of such a matter should change, we may have to change the estimate, which may have an adverse effect on our results of operations. Actual results could differ from these estimates.

Results of Operations

The following are the most important factors and trends that contribute to our operating performance:

- The fact that most of our properties operate in mature competitive markets. As a result, we expect a majority of our future growth to come from prudent acquisitions of gaming properties, jurisdictional expansions (such as the recent openings in Pennsylvania and Maine) and property expansions.

- The actions of government bodies can affect our operations in a variety of ways. For instance, the continued pressure on governments to balance their budgets could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. In addition, government bodies may restrict, prevent or negatively impact operations in the jurisdictions in which we do business (such as through the Illinois, Colorado and Pennsylvania smoking bans that became effective on January 1, 2008).

- The fact that a number of states are currently considering or implementing legislation to legalize or expand gaming. Such legislation presents both potential opportunities to establish new properties (for instance, in Kansas, Ohio and Maryland) and potential competitive threats to business at our existing properties (such as the introduction of commercial casinos in Kansas, Maryland, Ohio, and Kentucky, an additional gaming license in Illinois, and the introduction of tavern licenses in several states). We also face uncertainty regarding anticipated gaming expansion by one of our competitors in Baton Rouge, Louisiana. Legalized gaming from casinos located on Native American lands can also have a significant competitive effect.

- The continued demand for, and our emphasis on, slot wagering entertainment at our properties.

- The closing of Empress Casino Hotel from March 20, 2009 until June 25, 2009 due to a fire, and the timing of the recognition of insurance proceeds relating to the insurance claim.

- The risks related to economic conditions and the effect of such conditions on consumer spending for leisure and gaming activities, which may negatively impact our operating results and our ability to access financing.

The results of operations for the three and six months ended June 30, 2009 and 2008 are summarized below:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
	(in thousands)			
Revenues:				
Gaming	$ 526,390	$ 566,395	$ 1,086,293	$ 1,127,031
Management service fee	3,674	4,694	6,707	8,679
Food, beverage and other	86,247	81,845	170,869	163,370
Gross revenues	616,311	652,934	1,263,869	1,299,080
Less promotional allowances	(35,494)	(32,348)	(70,826)	(65,000)
Net revenues	580,817	620,586	1,193,043	1,234,080
Operating expenses:				
Gaming	286,620	302,112	584,182	601,545
Food, beverage and other	65,529	65,569	130,058	127,890
General and administrative	93,001	94,132	192,471	187,521
Impairment loss for replaced Lawrenceburg vessel	11,689	—	11,689	—
Empress Casino Hotel fire	331	—	5,731	—
Depreciation and amortization	46,942	45,182	91,372	84,974
Total operating expenses	504,112	506,995	1,015,503	1,001,930
Income from operations	$ 76,705	$ 113,591	$ 177,540	$ 232,150

The results of operations by property for the three and six months ended June 30, 2009 and 2008 are summarized below:

Three Months Ended June 30,	Net Revenues 2009	Net Revenues 2008	Income (loss) from Operations 2009	Income (loss) from Operations 2008
	(in thousands)			
Charles Town Entertainment Complex	$ 121,435	$ 122,073	$ 28,004	$ 29,314
Hollywood Casino Lawrenceburg	95,370	111,404	11,351	31,244
Hollywood Casino at Penn National Race Course	77,149	61,628	1,148	3,596
Hollywood Casino Aurora	52,346	50,497	15,048	12,367
Empress Casino Hotel	3,640	44,659	(1,239)	9,826
Argosy Casino Riverside	48,470	46,146	13,660	11,817
Hollywood Casino Baton Rouge	31,343	33,110	10,586	11,661
Argosy Casino Alton	20,500	21,731	3,343	4,147
Hollywood Casino Tunica	23,711	22,109	3,993	3,640
Hollywood Casino Bay St. Louis	25,422	25,851	2,473	982
Argosy Casino Sioux City	13,322	14,050	3,558	3,938
Boomtown Biloxi	18,919	18,958	1,838	2,276
Hollywood Slots Hotel and Raceway	17,226	12,078	(462)	1,239
Bullwhackers	4,720	5,759	(26)	(392)
Black Gold Casino at Zia Park	19,779	21,491	5,697	6,925
Casino Rama management service contract	3,674	4,694	3,234	4,272
Raceway Park	2,112	2,343	(276)	(341)
Sanford-Orlando Kennel Club	1,679	2,005	(76)	(225)
Earnings from Pennwood Racing, Inc.	—	—	—	—
Corporate overhead	—	—	(25,149)	(22,695)
Total	$ 580,817	$ 620,586	$ 76,705	$ 113,591

Six Months Ended June 30,	Net Revenues 2009	Net Revenues 2008	Income (loss) from Operations 2009	Income (loss) from Operations 2008
	(in thousands)			
Charles Town Entertainment Complex	$ 239,339	$ 244,585	$ 55,825	$ 58,959
Hollywood Casino Lawrenceburg	196,871	229,648	37,799	66,133
Hollywood Casino at Penn National Race Course (1)	150,104	101,077	7,774	2,217
Hollywood Casino Aurora	101,100	104,123	28,496	26,439
Empress Casino Hotel	36,509	89,303	(2,097)	16,206
Argosy Casino Riverside	98,765	92,947	28,186	24,170
Hollywood Casino Baton Rouge	66,432	67,876	23,094	23,647
Argosy Casino Alton	41,099	44,428	6,910	7,754
Hollywood Casino Tunica	48,121	46,671	8,669	8,196
Hollywood Casino Bay St. Louis	51,411	51,292	5,054	3,143
Argosy Casino Sioux City	27,239	28,321	7,437	7,674
Boomtown Biloxi	38,862	39,606	5,689	6,366
Hollywood Slots Hotel and Raceway	31,591	22,778	(1,315)	3,013
Bullwhackers	9,572	11,503	(494)	(851)
Black Gold Casino at Zia Park	42,125	43,406	12,814	14,054
Casino Rama management service contract	6,707	8,679	5,968	7,867
Raceway Park	3,601	3,930	(542)	(644)
Sanford-Orlando Kennel Club	3,595	3,907	80	(134)
Earnings from Pennwood Racing, Inc.	—	—	—	—
Corporate overhead	—	—	(51,807)	(42,059)
Total	$ 1,193,043	$ 1,234,080	$ 177,540	$ 232,150

(1) Hollywood Casino at Penn National Race Course includes the results of our Pennsylvania casino that opened on February 12, 2008, as well as the Penn National Race Course and four OTWs.

Revenues

Revenues for the three and six months ended June 30, 2009 and 2008 were as follows (in thousands):

Three Months Ended June 30,	2009	2008	Variance	Percentage Variance
Gaming	$ 526,390	$ 566,395	$ (40,005)	(7.1)%
Management service fee	3,674	4,694	(1,020)	(21.7)%
Food, beverage and other	86,247	81,845	4,402	5.4%
Gross revenues	616,311	652,934	(36,623)	(5.6)%
Less promotional allowances	(35,494)	(32,348)	(3,146)	9.7%
Net revenues	$ 580,817	$ 620,586	$ (39,769)	(6.4)%

Six Months Ended June 30,	2009	2008	Variance	Percentage Variance
Gaming	$ 1,086,293	$ 1,127,031	$ (40,738)	(3.6)%
Management service fee	6,707	8,679	(1,972)	(22.7)%
Food, beverage and other	170,869	163,370	7,499	4.6%
Gross revenues	1,263,869	1,299,080	(35,211)	(2.7)%
Less promotional allowances	(70,826)	(65,000)	(5,826)	9.0%
Net revenues	$ 1,193,043	$ 1,234,080	$ (41,037)	(3.3)%

Gaming revenue

Gaming revenue decreased by $40.0 million, or 7.1%, and $40.7 million, or 3.6%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the fire at Empress Casino Hotel and decreases at several of our properties, which were partially offset by increases due to the continued impact of the opening of the casino at Hollywood Casino at Penn National Race Course on February 12, 2008, and the opening of the permanent facility at Hollywood Slots Hotel and Raceway on July 1, 2008, and an increase at Argosy Casino Riverside.

Gaming revenue at Empress Casino Hotel decreased by $39.4 million, or 92.0%, and $50.4 million, or 58.9%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, as the property was closed from March 20, 2009 until June 25, 2009 due to a fire.

Gaming revenue at Hollywood Casino Lawrenceburg decreased by $15.8 million, or 14.8%, and $31.7 million, or 14.4%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the reduced capacity of, and subsequent temporary closure of, the casino as part of the transition to the new casino riverboat, decreases in consumer spending on gaming activities caused by current economic conditions, and new competitive pressures.

Gaming revenue at Charles Town Entertainment Complex decreased by $1.3 million, or 1.1%, and $6.1 million, or 2.7%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to decreases in consumer spending on gaming activities caused by current economic conditions as well as competitive pressures.

Gaming revenue at Argosy Casino Alton decreased by $1.2 million, or 5.8%, and $3.2 million, or 7.5%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to decreases in consumer spending on gaming activities caused by current economic conditions as well as competitive pressures, including the repeal of the $500 loss limit in Missouri in November 2008.

Gaming revenue at Hollywood Casino Aurora decreased by $3.3 million, or 3.3%, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, primarily due to decreases in consumer spending on gaming activities caused by current economic conditions and new competitive pressures, partially offset by increased patronage as a result of the fire at Empress Casino Hotel.

Gaming revenue at Hollywood Casino at Penn National Race Course increased by $12.8 million, or 25.8%, and $44.6 million, or 58.7%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the continued impact of the opening of the casino on February 12, 2008.

Gaming revenue at Hollywood Slots Hotel and Raceway increased by $3.9 million, or 35.6%, and $6.7 million, or 31.8%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the opening of the permanent facility on July 1, 2008.

Gaming revenue at Argosy Casino Riverside increased by $2.7 million, or 6.5%, and $6.0 million, or 7.1%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the repeal of the $500 loss limit in Missouri in November 2008 and continued successful marketing efforts.

Food, beverage and other revenue

Food, beverage and other revenue increased by $4.4 million, or 5.4%, and $7.5 million, or 4.6%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the continued impact of the opening of the casino at Hollywood Casino at Penn National Race Course on February 12, 2008, the opening of the permanent facility at Hollywood Slots Hotel and Raceway on July 1, 2008 and increases at Charles Town Entertainment Complex and Hollywood Casino Tunica, all of which were partially offset by a decrease at Empress Casino Hotel.

Food, beverage and other revenue at Hollywood Casino at Penn National Race Course increased by $3.3 million, or 25.1%, and $4.7 million, or 17.1%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the continued impact of the opening of the casino on February 12, 2008.

Food, beverage and other revenue at Hollywood Slots Hotel and Raceway increased by $2.0 million, or 194.6%, and $3.4 million, or 205.1%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the opening of the permanent facility on July 1, 2008.

Food, beverage and other revenue at Charles Town Entertainment Complex increased by $1.9 million, or 17.4%, and $2.8 million, or 12.9%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the opening of its hotel to the public in September 2008.

Food, beverage and other revenue at Hollywood Casino Tunica increased by $1.3 million, or 23.7%, and $2.2 million, or 19.0%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to new food and beverage promotions.

Food, beverage and other revenue at Empress Casino Hotel decreased by $3.7 million, or 91.6%, and $5.1 million, or 60.7%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, as the property was closed from March 20, 2009 until June 25, 2009 due to a fire.

Promotional allowances

Promotional allowances increased by $3.1 million, or 9.7%, and $5.8 million, or 9.0%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to increases at several of our properties, all of which were partially offset by a decrease at Empress Casino Hotel.

Promotional allowances at Hollywood Casino Tunica increased by $1.4 million, or 38.3%, and $2.4 million, or 32.1%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to new food and beverage promotions.

Promotional allowances at Charles Town Entertainment Complex increased by $1.3 million, or 63.7%, and $1.9 million, or 50.8%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to increased marketing efforts and the opening of its hotel to the public in September 2008.

Promotional allowances at Hollywood Slots Hotel and Raceway increased by $0.8 million, or 100.0%, and $1.3 million, or 100.0%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the opening of the permanent facility on July 1, 2008.

Promotional allowances at Boomtown Biloxi increased by $0.7 million, or 36.0%, and $1.1 million, or 29.9%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to expanded marketing efforts.

Promotional allowances at Hollywood Casino Lawrenceburg increased by $0.6 million, or 8.8%, and $1.7 million, or 13.2%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to increased promotional efforts.

Promotional allowances at Empress Casino Hotel decreased by $2.1 million, or 94.0%, and $2.7 million, or 57.9%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, as the property was closed from March 20, 2009 until June 25, 2009 due to a fire.

Operating Expenses

Operating expenses for the three and six months ended June 30, 2009 and 2008 were as follows (in thousands):

Three Months Ended June 30,	2009	2008	Variance	Percentage Variance
Gaming	$ 286,620	$ 302,112	$ (15,492)	(5.1)%
Food, beverage and other	65,529	65,569	(40)	(0.1)%
General and administrative	93,001	94,132	(1,131)	(1.2)%
Impairment loss for replaced Lawrenceburg vessel	11,689	—	11,689	100.0%
Empress Casino Hotel fire	331	—	331	100.0%
Depreciation and amortization	46,942	45,182	1,760	3.9%
Total operating expenses	$ 504,112	$ 506,995	$ (2,883)	(0.6)%

Six Months Ended June 30,	2009	2008	Variance	Percentage Variance
Gaming	$ 584,182	$ 601,545	$ (17,363)	(2.9)%
Food, beverage and other	130,058	127,890	2,168	1.7%
General and administrative	192,471	187,521	4,950	2.6%
Impairment loss for replaced Lawrenceburg vessel	11,689	—	11,689	100.0%
Empress Casino Hotel fire	5,731	—	5,731	100.0%
Depreciation and amortization	91,372	84,974	6,398	7.5%
Total operating expenses	$ 1,015,503	$ 1,001,930	$ 13,573	1.4%

Gaming expense

Gaming expense decreased by $15.5 million, or 5.1%, and $17.4 million, or 2.9%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the fire at Empress Casino Hotel and decreases at several of our properties, which were partially offset by the continued impact of the opening of the casino at Hollywood Casino at Penn National Race Course on February 12, 2008, the opening of the permanent facility at Hollywood Slots Hotel and Raceway on July 1, 2008 and an increase at Argosy Casino Riverside.

Gaming expense at Empress Casino Hotel decreased by $21.0 million, or 89.2%, and $29.8 million, or 60.0%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, as the property was closed from March 20, 2009 until June 25, 2009 due to a fire.

Gaming expense at Hollywood Casino Lawrenceburg decreased by $7.8 million, or 13.0%, and $16.4 million, or 13.3%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to a decrease in gaming taxes resulting from lower gaming revenue and lower payroll costs.

Gaming expense at Argosy Casino Alton decreased by $0.6 million, or 5.4%, and $2.1 million, or 9.6%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to a decrease in gaming taxes resulting from lower gaming revenue.

Gaming expense at Hollywood Casino Aurora decreased by $4.4 million, or 7.8%, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, primarily due to a decrease in gaming taxes resulting from lower gaming revenue.

Gaming expense at Charles Town Entertainment Complex decreased by$2.7 million, or 1.9%, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, primarily due to a decrease in gaming taxes resulting from lower gaming revenue.

Gaming expense at Hollywood Casino at Penn National Race Course increased by $12.0 million, or 38.0%, and $32.6 million, or 65.0%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the continued impact of the opening of the casino on February 12, 2008.

Gaming expense at Hollywood Slots Hotel and Raceway increased by $2.5 million, or 40.9%, and $4.3 million, or 36.3%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the opening of the permanent facility on July 1, 2008.

Gaming expense at Argosy Casino Riverside increased by $1.1 million, or 5.7%, and $3.0 million, or 7.8%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to an increase in gaming taxes resulting from higher gaming revenue due to the repeal of the $500 loss limit in Missouri in November 2008.

Food, beverage and other expense

Food, beverage and other expense increased by $2.2 million, or 1.7%, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, primarily due to the continued impact of the opening of the casino at Hollywood Casino at Penn National Race Course on February 12, 2008 and increases at several of our properties, all of which were partially offset by a decrease at Empress Casino Hotel.

Food, beverage and other expense at Hollywood Casino at Penn National Race Course increased by $2.0 million, or 8.2%, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, primarily due to the continued impact of the opening of the casino on February 12, 2008.

Food, beverage and other expense at Hollywood Casino Tunica increased by $1.1 million, or 13.3%, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, primarily due to an increase in cost of food and beverages resulting from higher food and beverage revenue.

Food, beverage and other expense at Hollywood Slots Hotel and Raceway increased by $0.8 million, or 25.5%, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, primarily due to the opening of the permanent facility on July 1, 2008.

Food, beverage and other expense at Argosy Casino Riverside increased by $0.7 million, or 6.2%, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, primarily due to increased benefit costs.

Food, beverage and other expense at Empress Casino Hotel decreased by $3.4 million, or 48.8%, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, as the property was closed from March 20, 2009 until June 25, 2009 due to a fire.

General and administrative expense

General and administrative expense at the properties includes expenses such as compliance, facility maintenance, utilities, property and liability insurance, surveillance and security, and certain housekeeping, as well as all expenses for administrative departments such as accounting, purchasing, human resources, legal and internal audit.

General and administrative expense decreased by $1.1 million, or 1.2%, for the three months ended June 30, 2009, as compared to the three months ended June 30, 2008, primarily due to a decrease at Empress Casino Hotel, which was partially offset by an increase in corporate overhead expense.

General and administrative expense increased by $5.0 million, or 2.6%, for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, primarily due to an increase in corporate overhead expense, which was partially offset by a decrease at Empress Casino Hotel.

General and administrative expense at Empress Casino Hotel decreased by $4.2 million, or 78.3%, and $4.3 million, or 40.0%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, as the property was closed from March 20, 2009 until June 25, 2009 due to a fire.

Corporate overhead expense increased by $2.4 million, or 11.8%, and $9.8 million, or 25.8%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to increased lobbying expenses for efforts primarily in Ohio, the expensing of equity-based compensation awards as required under SFAS No. 123 (revised 2004), "Share-Based Payment" having increased by $1.4 million and $5.7 million for the three and six months ended June 30, 2009, respectively, primarily due to the timing of the 2008 stock option grant and the extension of the expiration date for previous stock option grants by up to three years in December 2008, and increased payroll and benefit costs.

Impairment loss for replaced Lawrenceburg vessel

In conjunction with the opening of the new casino riverboat at Hollywood Casino Lawrenceburg, we recorded an impairment loss for the replaced Lawrenceburg vessel of $11.7 million during the three and six months ended June 30, 2009.

Empress Casino Hotel fire

As a result of the Empress Casino Hotel fire, during the three and six months ended June 30, 2009, we recorded a $0.3 million and $5.7 million pre-tax loss, respectively, for the insurance deductibles for property damage, business interruption and employee lost wages, as well as a write-off of construction fees related to the renovation that are not recoverable under our insurance policies.

Depreciation and amortization expense

Depreciation and amortization expense increased by $1.8 million, or 3.9%, and $6.4 million, or 7.5%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the continued impact of the opening of the casino at Hollywood Casino at Penn National Race Course on February 12, 2008 and the opening of the permanent facility at Hollywood Slots Hotel and Raceway on July 1, 2008, both of which were partially offset by decreases at several of our properties.

Depreciation and amortization expense at Hollywood Casino at Penn National Race Course increased by $4.5 million, or 63.1%, and $8.1 million, or 80.2%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to incremental depreciation expense being recorded during the three months ended June 30, 2009, following the finalization of the cost segregation study for the casino project at Hollywood Casino at Penn National Race Course. In addition, depreciation and amortization expense at Hollywood Casino at Penn National Race Course increased for the six months ended June 30, 2009, due to the continued impact of the opening of the casino on February 12, 2008.

Depreciation and amortization expense at Hollywood Slots Hotel and Raceway increased by $3.1 million, or 355.7%, and $5.0 million, or 247.9%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the opening of the permanent facility on July 1, 2008.

Depreciation and amortization expense at Empress Casino Hotel decreased by $2.4 million, or 90.5%, and $2.8 million, or 48.0%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, as the property was closed from March 20, 2009 until June 25, 2009 due to a fire.

Depreciation and amortization expense at Hollywood Casino Bay St. Louis decreased by $1.3 million, or 27.4%, and $1.0 million, or 13.0%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to incremental depreciation expense being recorded during the three months ended June 30, 2008, following the finalization of the cost segregation study for the Hurricane Katrina rebuild assets at Hollywood Casino Bay St. Louis.

Depreciation and amortization expense at Argosy Casino Riverside decreased by $0.9 million, or 24.0%, and $1.9 million, or 24.4%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to a large volume of equipment related to the casino expansion completed in December 2003 now being fully depreciated.

Other income (expenses)

Other income (expenses) for the three and six months ended June 30, 2009 and 2008 were as follows (in thousands):

Three Months Ended June 30,	2009	2008	Variance	Percentage Variance
Interest expense	$ (29,851)	$ (44,536)	$ 14,685	33.0%
Interest income	1,603	553	1,050	189.9%
Loss from joint venture	(416)	(152)	(264)	(173.7)%
Other	2,887	(574)	3,461	603.0%
Total other expenses	$ (25,777)	$ (44,709)	$ 18,932	42.3%

Six Months Ended June 30,	2009	2008	Variance	Percentage Variance
Interest expense	$ (61,089)	$ (91,751)	$ 30,662	33.4%
Interest income	4,694	1,236	3,458	279.8%
Loss from joint venture	(719)	(911)	192	21.1%
Other	4,979	884	4,095	463.2%
Total other expenses	$ (52,135)	$ (90,542)	$ 38,407	42.4%

Interest expense

Interest expense decreased by $14.7 million, or 33.0%, and $30.7 million, or 33.4%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to lower outstanding balances and lower interest rates on our $2.725 billion senior secured credit facility, which was partially offset by increased interest expense resulting from hedge ineffectiveness and payments related to interest rate swaps due to the drop in variable rates and lower capitalized interest during the six months ended June 30, 2009.

Interest income

Interest income increased by $1.1 million, or 189.9%, and $3.5 million, or 279.8%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to interest earned on the investment in corporate debt securities, as well as the original issue discount amortization.

Other

Other increased by $3.5 million, or 603.0%, and $4.1 million, or 463.2%, for the three and six months ended June 30, 2009, respectively, as compared to the three and six months ended June 30, 2008, primarily due to the gain on the sale of the investment in corporate debt securities, partially offset by foreign currency losses.

Liquidity and Capital Resources

Historically, our primary sources of liquidity and capital resources have been cash flow from operations, borrowings from banks and proceeds from the issuance of debt and equity securities.

Net cash provided by operating activities totaled $165.3 million and $179.6 million for the six months ended June 30, 2009 and 2008, respectively. Net cash provided by operating activities for the six months ended June 30, 2009 included net income of $69.1 million, non-cash reconciling items, such as depreciation, amortization, the charge for stock compensation, the Empress Casino Hotel fire insurance loss, the gain on sale of investment in corporate debt securities and the impairment loss for replaced Lawrenceburg vessel, of $123.3 million, all of which were partially offset by net changes in asset and liability accounts of $27.1 million.

Net cash used in investing activities totaled $63.6 million and $196.4 million for the six months ended June 30, 2009 and 2008, respectively. Net cash used in investing activities for the six months ended June 30, 2009 included expenditures for property and equipment totaling $139.0 million, which was partially offset by proceeds from the sale of property and equipment, the sale of investment in corporate debt securities and insurance proceeds received as a result of the Empress Casino Hotel fire totaling $8.8 million, $50.6 million and $16.0 million, respectively.

Net cash used in financing activities totaled $52.8 million and $33.2 million for the six months ended June 30, 2009 and 2008, respectively. Net cash used in financing activities for the six months ended June 30, 2009 included principal payments on long-term debt totaling $172.4 million and $8.1 million in payments on insurance financing, both of which were partially offset by proceeds from the exercise of stock options totaling $3.5 million, the tax benefit from stock options exercised totaling $1.5 million, and proceeds from the issuance of long-term debt of $122.7 million.

On July 3, 2008, we entered into an agreement with certain affiliates of Fortress and Centerbridge, terminating the Merger Agreement. In connection with the termination of the Merger Agreement, we agreed to receive a total of $1.475 billion, consisting of the Cash Termination Fee and the Investment. On October 30, 2008, we closed the sale of the Investment and issued 12,500 shares of our Preferred Stock.

We used a portion of the net proceeds from the Investment and the after-tax proceeds of the Cash Termination Fee for the repayment of some of our existing debt, repurchases of our Common Stock, lobbying expenses for efforts in Ohio and investment in corporate debt securities, with the remainder being invested primarily in short-term securities. The repurchase of up to $200 million of our Common Stock over the twenty-four month period ending July 2010 was authorized by our Board of Directors in July 2008. During the year ended December 31, 2008, we repurchased 8,934,984 shares of our Common Stock in open market transactions for approximately $152.6 million, at an average price of $17.05. During the six months ended June 30, 2009, we did not repurchase any shares of our Common Stock.

Capital Expenditures

Capital expenditures are accounted for as either capital project or capital maintenance (replacement) expenditures. Capital project expenditures are for fixed asset additions that expand an existing facility. Capital maintenance expenditures are expenditures to replace existing fixed assets with a useful life greater than one year that are obsolete, worn out or no longer cost effective to repair.

The following table summarizes our expected capital project expenditures by property for the fiscal year ending December 31, 2009, and actual expenditures for the six months ended June 30, 2009:

Property	Expected for Year Ending December 31, 2009	Expenditures for Six Months Ended June 30, 2009	Balance to Expend in 2009
		(in millions)	
Hollywood Casino Lawrenceburg	$ 134.5	$ 75.9	$ 58.6
Empress Casino Hotel	52.9	25.5	27.4
Black Gold Casino at Zia Park	3.5	0.4	3.1
Hollywood Casino at Penn National Race Course	4.7	3.4	1.3
Hollywood Slots Hotel and Raceway	0.7	0.4	0.3
Other	22.0	1.8	20.2
Total	$ 218.3	$ 107.4	$ 110.9

The Hollywood-themed expansion at Lawrenceburg includes the addition of 1,500 parking spaces and 1,168 gaming positions, as well as enhanced amenities and a floor layout that will better facilitate customer flow. The garage and pedestrian walkway opened in May 2008 and the gaming facility opened in June 2009.

At Empress Casino Hotel, we started the facility enhancements in late 2008.On March 20, 2009, Empress Casino Hotel was closed following a fire that started in the land-based pavilion at the facility. All customers and employees were successfully evacuated, and the fire was contained on the land-side of the property before it could spread to the adjacent casino barge. On June 25, 2009, the casino barge was reopened with temporary land-based facilities, and plans are presently being developed for the permanent land-based pavilion, with construction being estimated to be completed by the first quarter of 2010 on the parking garage and by the fourth quarter of 2010 on the pavilion.

During the six months ended June 30, 2009, we spent approximately $31.6 million for capital maintenance expenditures at our properties. The majority of the capital maintenance expenditures was for slot machines and slot machine equipment.

Cash generated from operations and cash available under the revolver portion of our $2.725 billion senior secured credit facility have funded our capital project and capital maintenance expenditures in 2009 to date.

Debt

Senior Secured Credit Facility

During the six months ended June 30, 2009, our $2.725 billion senior secured credit facility amount outstanding decreased by $35.9 million, primarily due to scheduled principal payments on the Term Loan A Facility and Term Loan B Facility, partially offset by the issuance of long-term debt for items such as payment for capital expenditures.

Other Long-Term Obligations

On October 15, 2004, we announced the sale of The Downs Racing, Inc. and its subsidiaries to the MTGA. Under the terms of the agreement, the MTGA acquired The Downs Racing, Inc. and its subsidiaries, including Pocono Downs (a standardbred horse racing facility located on 400 acres in Wilkes-Barre, Pennsylvania) and five Pennsylvania OTWs located in Carbondale, East Stroudsburg, Erie, Hazelton and the Lehigh Valley (Allentown). The sale agreement also provided the MTGA with certain post-closing termination rights in the event of certain materially adverse legislative or regulatory events. In January 2005, we received $280 million from the MTGA, and transferred the operations of The Downs Racing, Inc. and its subsidiaries to the MTGA. The sale was not considered final for accounting purposes until the third quarter of 2006, as the MTGA had certain post-closing termination rights that remained outstanding. On August 7, 2006, we entered into the Second Amendment to the Purchase Agreement and Release of Claims with the MTGA pertaining to the Purchase Agreement, and agreed to pay the MTGA an aggregate of $30 million over five years, beginning on the first anniversary of the commencement of slot operations at Mohegan Sun at Pocono Downs, in exchange for the MTGA's agreement to release various claims it raised against us under the Purchase Agreement and the MTGA's surrender of all post-closing termination rights it might have had under the Purchase Agreement. We recorded the present value of the $30 million liability within debt, as the amount due to the MTGA was payable over five years. In March 2009, we entered into the Third Amendment to the Purchase Agreement, in which the remaining payments due under the Purchase Agreement were accelerated and reduced. Under the Third Amendment to the Purchase Agreement, in exchange for the accelerated payment, which was paid to the MTGA in March 2009, all remaining obligations under the Purchase Agreement were deemed to be satisfied. In addition, during the six months ended June 30, 2009, we recorded a $1.3 million gain which is included in other income within the consolidated statements of income.

Covenants

At June 30, 2009, we were in compliance with all required financial covenants.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table below provides information at June 30, 2009 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and interest rate swaps. For debt obligations, the table presents notional amounts maturing during the period and the related weighted-average interest rates at period-end. For interest rate swaps, the table presents notional amounts and weighted-average interest rates outstanding at each period-end. Notional amounts are used to calculate the contractual payments to be exchanged under the contract and the weighted-average variable rates are based on implied forward rates in the yield curve at June 30, 2009.

	7/1/09 - 6/30/10	7/1/10 - 6/30/11	7/1/11 - 6/30/12	7/1/12 - 6/30/13	7/1/13 - 6/30/14	Thereafter	Total	Fair Value 6/30/09
				(in thousands)				
Long-term debt:								
Fixed rate	$ —	$ —	$ 200,000	$ —	$ —	$ 250,000	$ 450,000	$ 423,500
Average interest rate	—	—	6.88%	—	—	6.75%		
Variable rate	$ 97,750	$ 246,618	$ 1,191,750	$ 387,750	$ —	$ —	$ 1,923,868	$ 1,923,868
Average interest rate (1)	3.47%	4.06%	4.95%	5.27%	—	—		
Leases	$ 1,356	$ 1,052	$ 1,124	$ 79	$ 86	$ 1,794	$ 5,491	$ 5,491
Average interest rate	6.08%	5.69%	5.66%	7.72%	7.72%	7.72%		
Interest rate derivatives:								
Interest rate swaps								
Variable to fixed (2)	$ 2,262,000	$ 540,000	$ —	$ —	$ —	$ —	N/A	$ (54,232)
Average pay rate	2.59%	2.30%					N/A	
Average receive rate (3)	2.13%	2.78%					N/A	

(1) Estimated rate, reflective of forward LIBOR plus the spread over LIBOR applicable to variable-rate borrowing.

(2) Notional amounts outstanding at each period-end.

(3) Estimated rate, reflective of forward LIBOR.

In accordance with the terms of our $2.725 billion senior secured credit facility, we were required to enter into fixed-rate debt or interest rate swap agreements in an amount equal to 50% of our consolidated indebtedness, excluding the revolving credit facility, within 100 days of the closing date of the $2.725 billion senior secured credit facility.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures

Our management, under the supervision and with the participation of our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2009, which is the end of the period covered by this Quarterly Report on Form 10-Q. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these disclosure controls and procedures are effective in providing that (a) material information relating to us, including our consolidated subsidiaries, is made known to these officers by other employees of us and our consolidated subsidiaries, particularly material information related to the period for which this periodic report is being prepared; and (b) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission.

Changes in Internal Control over Financial Reporting

There were no changes that occurred during the fiscal quarter covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonable likely to materially affect, our internal controls over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Information in response to this Item is incorporated by reference to the information set forth in "Note 8: Commitments and Contingencies" in the Notes to the Consolidated Financial Statements in Part I of this Quarterly Report on Form 10-Q.

ITEM 1A. RISK FACTORS

We make reference to the risk factors included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 2, 2009. The risk factors remain the same except for those as set forth below:

Risks Related to Our Business

A substantial portion of our revenues is derived from our Charles Town, West Virginia and Lawrenceburg, Indiana facilities.

For the fiscal year ended December 31, 2008, approximately 37.5% of our net revenues were collectively derived from our Charles Town and Lawrenceburg operations. Our ability to meet our operating and debt service requirements is substantially dependent upon the continued success of these facilities. The operations at these facilities and any of our other facilities could be adversely affected by numerous factors, including:

- risks related to local and regional economic and competitive conditions, such as a decline in the number of visitors to a facility, a downturn in the overall economy in the market, a decrease in consumer spending on gaming activities in the market or an increase in competition within and outside the state in which each property is located (for example, the effect on Charles Town of the new gaming venues now possible in Maryland and the impact on Lawrenceburg of Indianapolis Downs and Hoosier Downs and the introduction of commercial casinos in Ohio and an additional gaming license in Illinois);

- changes in local and state governmental laws and regulations (including changes in laws and regulations affecting gaming operations and taxes) applicable to a facility;

- impeded access to a facility due to weather, road construction or closures of primary access routes; and

- the occurrence of casualty events, floods and other natural disasters and mechanical failure or extended or extraordinary maintenance.

If any of these events occur, our operating revenues and cash flow could decline significantly.

We may face disruption in integrating and managing facilities we may acquire in the future.

We expect to continue pursuing expansion opportunities, and we regularly evaluate opportunities for joint ventures as well as acquisition of other properties, which evaluations may include discussions and the review of confidential information after the execution of nondisclosure agreements with potential joint venture partners and acquisition candidates, some of which may be potentially significant in relation to our size.

We could face significant challenges in managing and integrating our expanded or combined operations and any other properties we may acquire. The integration of any other properties we may acquire will require the dedication of management resources that may temporarily divert attention from our day-to-day business. The process of integrating properties that we may acquire also could interrupt the activities of those businesses, which could have a material adverse effect on our business, financial condition and results of operations.

Management of new properties, especially in new geographic areas, may require that we increase our managerial resources. We cannot assure you that we will be able to manage the combined operations effectively or realize any of the anticipated benefits of our acquisitions. We also cannot assure you that if acquisitions are completed, that the acquired businesses will generate sufficient revenue to offset the associated costs.

Our ability to achieve our objectives in connection with any acquisition we may consummate may be highly dependent on, among other things, our ability to retain the senior level property management teams of such acquisition candidates. If, for any reason, we are unable to retain these management teams following such acquisitions or if we fail to attract new capable executives, our operations after consummation of such acquisitions could be materially adversely affected.

The occurrence of some or all of the above described events could have a material adverse effect on our business, results of operations and financial condition.

We face significant competition from other gaming operations and other forms of entertainment.

The gaming industry is characterized by a high degree of competition among a large number of participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery and poker machines not located in casinos, Native American gaming, Internet gaming and other forms of gambling in the U.S. In a broader sense, our gaming operations face competition from all manner of leisure and entertainment activities, including shopping, high school, collegiate and professional athletic events, television and movies, concerts and travel. Legalized gaming is currently permitted in various forms throughout the U.S., in several Canadian provinces and on various lands taken into trust for the benefit of certain Native Americans in the U.S. and Canada. Other jurisdictions, including states adjacent to states in which we currently have facilities (such as proposed sites in Kansas and Maryland), may legalize and implement gaming in the near future. In addition, established gaming jurisdictions could award additional gaming licenses or permit the expansion or relocation of existing gaming operations. New, relocated or expanded operations by other persons will increase competition for our gaming operations and could have a material adverse impact on us.

Gaming competition is intense in most of the markets where we operate. As competing properties and new markets are opened (for instance, the introduction of commercial casinos in Kansas, Maryland, Ohio and Kentucky, an additional gaming license in Illinois, the introduction of tavern licenses in several states, the potential competition in Baton Rouge and the new properties in St. Louis and Indianapolis), our operating results may be negatively affected. In addition, some of our direct competitors in certain markets may have superior facilities and/or operating conditions. There could be further competition in our markets as a result of the upgrading or expansion of facilities by existing market participants, the entrance of new gaming participants into a market or legislative changes.

We expect each existing or future market in which we participate to be highly competitive. The competitive position of each of our casino properties is discussed in detail in the subsection entitled "Gaming Operations" in the "The Company—Competition" section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

We face extensive regulation from gaming and other regulatory authorities.

Licensing requirements. As owners and managers of gaming and pari-mutuel wagering facilities, we are subject to extensive state, local and, in Canada, provincial regulation. State, local and provincial authorities require us and our subsidiaries to demonstrate suitability to obtain and retain various licenses and require that we have registrations, permits and approvals to conduct gaming operations. Various regulatory authorities, including the Colorado Limited Gaming Control Commission, the Florida Department of Business and Professional Regulation-

Division of Pari-Mutuel Wagering, the Illinois Gaming Board, the Indiana Gaming Commission, the Iowa Gaming and Racing Commission, the Louisiana Gaming Control Board, the Maine Gambling Control Board, the Maine Harness Racing Commission, the Mississippi State Tax Commission, the Mississippi Gaming Commission, the Missouri Gaming Commission, the New Jersey Racing Commission, the New Mexico Gaming Control Board, the New Mexico Racing Commission, the Ohio State Racing Commission, the Pennsylvania Gaming Control Board, the Pennsylvania State Horse Racing Commission, the West Virginia Racing Commission, the West Virginia Lottery Commission, and the Alcohol and Gaming Commission of Ontario, have broad discretion, and may, for any reason set forth in the applicable legislation, rules and regulations, limit, condition, suspend, fail to renew or revoke a license or registration to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries or prevent another person from owning an equity interest in us. Like all gaming operators in the jurisdictions in which we operate, we must periodically apply to renew our gaming licenses or registrations and have the suitability of certain of our directors, officers and employees approved. We cannot assure you that we will be able to obtain such renewals or approvals. Regulatory authorities have input into our operations, for instance, hours of operation, location or relocation of a facility, numbers and types of machines and loss limits. Regulators may also levy substantial fines against or seize our assets or the assets of our subsidiaries or the people involved in violating gaming laws or regulations. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We have demonstrated suitability to obtain and have obtained all governmental licenses, registrations, permits and approvals necessary for us to operate our existing gaming and pari-mutuel facilities. We cannot assure you that we will be able to retain them or demonstrate suitability to obtain any new licenses, registrations, permits or approvals. In addition, the loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for a license in another jurisdiction. As we expand our gaming operations in our existing jurisdictions or to new areas, we may have to meet additional suitability requirements and obtain additional licenses, registrations, permits and approvals from gaming authorities in these jurisdictions. The approval process can be time-consuming and costly and we cannot be sure that we will be successful.

Gaming authorities in the U.S. generally can require that any beneficial owner of our securities file an application for a finding of suitability. If a gaming authority requires a record or beneficial owner of our securities to file a suitability application, the owner must generally apply for a finding of suitability within 30 days or at an earlier time prescribed by the gaming authority. The gaming authority has the power to investigate such an owner's suitability and the owner must pay all costs of the investigation. If the owner is found unsuitable, then the owner may be required by law to dispose of our securities.

Potential changes in legislation and regulation of our operations. Regulations governing the conduct of gaming activities and the obligations of gaming companies in any jurisdiction in which we have or in the future may have gaming operations are subject to change and could impose additional operating, financial or other burdens on the way we conduct our business.

Moreover, legislation to prohibit or limit gaming may be introduced in the future in states where gaming has been legalized. In addition, from time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations or which may otherwise adversely impact our operations in the jurisdictions in which we operate. Any expansion of gaming or restriction on or prohibition of our gaming operations or enactment of other adverse regulatory changes could have a material adverse effect on our operating results. For example, in October 2005, the Illinois House of Representatives voted to approve proposed legislation that would eliminate riverboat gambling. If the Illinois Senate had passed a bill eliminating riverboat gambling, our business would have been materially impacted. In addition, legislation banning smoking appears to be gaining momentum in a number of jurisdictions where we operate or may operate in the future (including passage in Illinois, Colorado and Pennsylvania in 2008 and proposed legislation in Kansas and Maryland). If these bans continue to be enacted, our business could be adversely affected.

Taxation and fees. We believe that the prospect of significant revenue is one of the primary reasons that jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal, state, local and provincial income taxes, and such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our operations. From time to time, federal, state, local and provincial legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on our business, financial condition and results of operations. The large number of state and local governments with significant current or projected budget deficits makes it more likely that those governments that currently permit gaming will seek to fund such deficits with new or increased gaming taxes, and worsening economic conditions could intensify those efforts. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on our future financial results.

Compliance with other laws. We are also subject to a variety of other rules and regulations, including zoning, environmental, construction and land-use laws and regulations governing the serving of alcoholic beverages. If we are not in compliance with these laws, it could have a material adverse effect on our business, financial condition and results of operations.

Inclement weather, casualty events and other conditions could seriously disrupt our business and have a material adverse effect on our financial condition and results of operations.

The operations of our facilities are subject to disruptions or reduced patronage as a result of severe weather conditions, natural disasters and other casualties. Because many of our gaming operations are located on or adjacent to bodies of water, these facilities are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, forces of nature, mechanical failure, extended or extraordinary maintenance, road construction or closures of primary access routes, flood, hurricane or other severe weather conditions. For example, in late August 2005, we closed Hollywood Casino Bay St. Louis in Bay St. Louis, Mississippi, Boomtown Biloxi in Biloxi, Mississippi and Hollywood Casino Baton Rouge in Baton Rouge, Louisiana in anticipation of Hurricane Katrina. Hollywood Casino Baton Rouge subsequently reopened on August 30, 2005. However, due to the extensive damage sustained, operations at Boomtown Biloxi and Hollywood Casino Bay St. Louis did not resume until June 29, 2006 and August 31, 2006, respectively. Additionally, on March 20, 2009, Empress Casino Hotel was closed following a fire that started in the land-based pavilion at the facility. On June 25, 2009, the casino barge was reopened with temporary land-based facilities. In addition, several of our casinos are subject to risks generally associated with the movement of vessels on inland waterways, including risks of collision or casualty due to river turbulence and traffic. Many of our casinos operate in areas which are subject to periodic flooding that has caused us to experience decreased attendance and increased operating expenses. Any flood or other severe weather condition could lead to the loss of use of a casino facility for an extended period.

The extent to which we can recover under our insurance policies for damages sustained at our properties in the event of future inclement weather, casualty events and other conditions, as well as changes in the local gaming market as a result of future inclement weather, casualty events and other conditions could adversely affect our business.

On August 28, 2005, we closed Hollywood Casino Bay St. Louis in Bay St. Louis, Mississippi and Boomtown Biloxi casino in Biloxi, Mississippi in anticipation of Hurricane Katrina. Due to the extensive damage sustained, operations at Boomtown Biloxi and Hollywood Casino Bay St. Louis did not resume until June 29, 2006 and August 31, 2006, respectively. In addition, on March 20, 2009, Empress Casino Hotel was closed following a fire that started in the land-based pavilion at the facility. On June 25, 2009, the casino barge was reopened with temporary land-based facilities. We maintain significant property insurance, including business interruption coverage, for Hollywood Casino Bay St. Louis, Boomtown Biloxi and Empress Casino Hotel. However, there can be no assurances that we will be fully or promptly compensated for losses relating to future inclement weather, casualty events and other conditions at any of our facilities. Our experience also demonstrates that the infrastructure damage caused by inclement weather, such as hurricanes, to the surrounding communities can adversely affect the local gaming markets by making travel and staffing more difficult.

We depend on agreements with our horsemen and pari-mutuel clerks.

The Federal Interstate Horseracing Act of 1978, as amended, the West Virginia Racing Act and the Pennsylvania Racing Act require that, in order to simulcast races, we have written agreements with the horse owners and trainers at our West Virginia and Pennsylvania race tracks. In addition, in order to operate gaming machines in West Virginia, we are required to enter into written agreements regarding the proceeds of the gaming machines with a representative of a majority of the horse owners and trainers, a representative of a majority of the pari-mutuel clerks and a representative of a majority of the horse breeders.

Effective October 1, 2004, we signed an agreement with the Pennsylvania Thoroughbred Horsemen at Penn National Race Course that expires on September 30, 2011. At the Charles Town Entertainment Complex, we have an agreement with the Charles Town Horsemen with an initial term expiring on December 31, 2011, and an agreement with the breeders that expires on June 30, 2010. The pari-mutuel clerks at Charles Town are represented under a collective bargaining agreement with the West Virginia Division of Mutuel Clerks which expires on December 31, 2010. Our agreement with the Maine Harness Horsemen Association at Bangor Raceway expires at the end of the 2011 racing season. Our agreement with the horsemen at Freehold Raceway expired in May 2009. The parties are currently working cooperatively on a three-year extension, which is expected to be executed in due course.

If we fail to maintain operative agreements with the horsemen at a track, we will not be permitted to conduct live racing and export and import simulcasting at that track and OTWs and, in West Virginia, we will not be permitted to operate our gaming machines. In addition, our simulcasting agreements are subject to the horsemen's approval. If we fail to renew or modify existing agreements on satisfactory terms, this failure could have a material adverse effect on our business, financial condition and results of operations.

The recent downturn in the national economy, volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact our revenues and our ability to access financing.

The recent economic downturn and adverse conditions in the local, regional, national and global markets have negatively affected our operations, and may continue to negatively affect our operations in the future. The gaming and other leisure activities we offer represent discretionary expenditures and participation in such activities may decline during economic downturns, during which consumers generally have less disposable income. As a result, our revenues from our operations attributable to consumer spending levels may decrease while some of our costs remain fixed or even increase, resulting in decreased earnings.

Furthermore, while we intend to finance expansion and renovation projects with existing cash, cash flow from operations and borrowing under our senior secured credit facility, we may require additional financing to support our continued growth. However, due to the existing uncertainty in the capital and credit markets, our access to capital may not be available on terms acceptable to us or at all. Further, if adverse regional and national economic conditions persist or worsen, we could experience decreased revenues from our operations and could fail to satisfy the financial and other restrictive covenants to which we are subject under our existing indebtedness.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

(a) An Annual Meeting of Shareholders was held on June 3, 2009.

(b) Certain matters voted upon at the Annual Meeting and the votes cast with respect to such matters are as follows:

(i) Election of Directors:

Name	Votes For	Votes Withheld
David A. Handler	52,614,239	22,904,102
John M. Jacquemin	68,950,820	6,567,520

(ii) Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for 2009:

Votes For	Votes Against	Abstentions	Broker Non-Votes
75,407,152	91,232	19,956	0

ITEM 6. EXHIBITS

Exhibit	Description of Exhibit

10.1*	Form of Restricted Stock Award for the Penn National Gaming, Inc. 2008 Long Term Incentive Compensation Plan
31.1*	CEO Certification pursuant to rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
31.2*	CFO Certification pursuant to rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
32.1*	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PENN NATIONAL GAMING, INC.

August 7, 2009

By: /s/ William J. Clifford

William J. Clifford
Senior Vice President Finance and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1*	Form of Restricted Stock Award for the Penn National Gaming, Inc. 2008 Long Term Incentive Compensation Plan
31.1*	CEO Certification pursuant to rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
31.2*	CFO Certification pursuant to rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
32.1*	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

Exhibit 10.1

PENN NATIONAL GAMING, INC.

NOTICE OF GRANT OF RESTRICTED STOCK

This is to notify you that an award of restricted shares of Common Stock of Penn National Gaming, Inc. (the "Company") has been granted pursuant to the Penn National Gaming, Inc. 2008 Long Term Incentive Compensation Plan, as follows:

Name and Address of Grantee:			
Date of Grant:	, 20		
Type of Grant:	Restricted Stock Award		
Number of shares:			
Fair market value per share:	$	*(as of the close of business on*	*)*
Total fair market value of award:	$	*(as of the close of business on*	*)*
Vesting Date(s)/Lapse of Restrictions:		shares on	[1st anniversary of Date of Grant]
		shares on	[2nd anniversary of Date of Grant]
		shares on	[3rd anniversary of Date of Grant]
		shares on	[4th anniversary of Date of Grant]
	OR		
		shares on	[4th anniversary of Date of Grant]
		shares on	[5th anniversary of Date of Grant]

The grant is subject to all the terms and conditions of the Penn National Gaming, Inc. 2008 Long Term Incentive Compensation Plan, a copy of which is available upon request.

GRANTEE

Date: ______________________ ______________________

PENN NATIONAL GAMING, INC.

Date: ______________________ ______________________

By: Robert S. Ippolito
Title: Vice President, Secretary and Treasurer

PENN NATIONAL GAMING, INC.
RESTRICTED STOCK AWARD AGREEMENT

All Restricted Stock is subject to the provisions of the 2008 Long Term Incentive Compensation Plan (the "Plan") and any rules and regulations established by the Compensation Committee of the Board of Directors of Penn National Gaming, Inc. A copy of the Plan is available upon request. Unless specifically defined herein, words used herein with initial capitalized letters are defined in the attached Notice or the Plan.

The terms provided herein are applicable to the Restricted Stock specified in the attached Notice. Different terms may apply to any prior or future awards under the Plan.

I. PAYMENT FOR SHARES

No payment is required for the Restricted Stock you receive.

II. VESTING/LAPSE OF RESTRICTIONS

Vesting of Restricted Stock means that the Restricted Stock may no longer be forfeited in the event you have a termination of employment (see the discussion of Forfeiture below). The lapse of restrictions means that the stock is fully transferable by you. Any stock for which the lapse of restrictions has not occurred may not be sold, transferred, pledged or otherwise disposed of by you.

The Restricted Stock vests and the restrictions on transfer lapse in [25% installments on each of the first, second, third and fourth anniversaries of the Date of Grant] OR [50% installments on each of the fourth and fifth anniversaries of the Date of Grant]. If you cease to be employed by the Company and all Subsidiaries or serve as a Director of the Company, as the case may be, then all of the Restricted Stock that remains subject to restriction or vesting at such time shall be cancelled and forfeited except as otherwise provided for in the Plan or this Award Agreement.

In addition, the Restricted Stock vests and the restrictions on transfer lapse as of the occurrence of any of the following events:

A. Your service as an Employee or Director of the Company, as the case may be, terminates because of death or Disability; or

B. The Company is subject to a Change of Control (as defined in the Plan).

No additional shares of Restricted Stock vest after your service as an Employee or a Director of the Company, as the case may be, has terminated for any other reason.

III. FORFEITURE

If your service as an Employee or Director of the Company, as the case may be, terminates for any reason (except as otherwise provided for in the Plan or this Award Agreement), then your shares of Restricted Stock will be forfeited to the extent that they have not vested before the termination date and do not vest as a result of the termination. This means that the Restricted

Stock will immediately revert to the Company. You will receive no payment for shares of Restricted Stock that are forfeited.

IV. LEAVES OF ABSENCE

For purposes of this grant, your service does not terminate when you go on a leave of absence recognized under the Plan. Your service will terminate when the leave of absence ends, however, unless you immediately return to active work.

V. STOCK CERTIFICATES

The Restricted Stock, or any part thereof, may be represented by certificates or may be represented in the form of uncertificated shares. The rights and obligations of the holder of shares represented by a certificate and the rights and obligations of the holder of uncertificated shares of the same class and series shall be identical. During the Restricted Period the shares underlying your Restricted Stock award will be held for you by the Company. After those shares have vested, those shares will be released to you in the form of a stock certificate or uncertificated shares at your option.

VI. VOTING AND DIVIDEND RIGHTS

You may vote your Restricted Stock and you will receive any dividends paid with respect to your Restricted Stock even before they vest. Dividends with respect to your Restricted Stock will be paid in a lump sum on the dates that dividends are payable on Common Stock of the Company to Company shareholders generally.

VII. WITHHOLDING TAXES

No stock certificates will be released or issued to you unless you have made acceptable arrangements to pay any withholding taxes that may be due as a result of this grant or the vesting of the shares. Those arrangements may include withholding shares of Company Common Stock that otherwise would be released to you when they vest. These arrangements may also include surrendering shares of Company Common Stock that you already own. The fair market value of the shares you surrender, determined as of the date when taxes otherwise would have been withheld in cash, will be applied as a credit against the withholding taxes.

VIII. RESTRICTIONS ON RESALE

By signing this Agreement, you agree not to sell any shares at a time when applicable laws or Company policies prohibit a sale. This restriction will apply as long as you are an Employee or Director of the Company, as the case may be.

IX. NO RIGHT TO CONTINUED SERVICE

A grant of Restricted Stock does not give you the right to continue in service with the Company in any capacity. The Company reserves the right to terminate your services at any time, with or without cause, subject to any employment agreement or other contract.

X. ADJUSTMENTS

In the event of a stock split, a stock dividend or a similar change in Company Common Stock, the number of Restricted Shares that remain subject to forfeiture will be adjusted accordingly.

XI. APPLICABLE LAW

This Agreement will be interpreted and enforced under the laws of the Commonwealth of Pennsylvania, without regard to its choice of law provisions.

XII. THE PLAN AND OTHER AGREEMENTS

The text of the Penn National Gaming, Inc. 2008 Long Term Incentive Compensation Plan is incorporated in this Agreement by reference.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this grant. Any prior agreements, commitments or negotiations concerning this grant are superseded. This Agreement may be amended only by another written agreement, signed by both parties.

**BY SIGNING THE ATTACHED NOTICE,
YOU AGREE TO ALL OF THE TERMS AND CONDITIONS
DESCRIBED ABOVE AND IN THE PLAN.**

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

I, Peter M. Carlino, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Penn National Gaming, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 7, 2009

/s/ Peter M. Carlino
Peter M. Carlino
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

I, William J. Clifford, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Penn National Gaming, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 7, 2009

/s/ William J. Clifford

William J. Clifford
Senior Vice President Finance and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
18 U.S.C. SECTION 1350

In connection with the Quarterly Report of Penn National Gaming, Inc. (the "Company") on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter M. Carlino, Chief Executive Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Peter M. Carlino
Peter M. Carlino
Chairman and Chief Executive Officer
August 7, 2009

Exhibit 32.2

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002,
18 U.S.C. SECTION 1350

In connection with the Quarterly Report of Penn National Gaming, Inc. (the "Company") on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William J. Clifford, Chief Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ William J. Clifford
William J. Clifford
Senior Vice President Finance and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)
August 7, 2009

Created by Morningstar® Document Research℠
http://documentresearch.morningstar.com
Source: PENN NATIONAL GAMING INC, 10-Q, August 07, 2009

Ballard Spahr LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

Justin P. Klein
Direct: 215.864.8606
Fax: 215.864.9166
kleinj@ballardspahr.com

February 11, 2011

Via E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of UNITE HERE Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

The purpose of this letter is to advise the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that our client, Penn National Gaming, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") a proposal (the "Proposal") received from UNITE HERE (the "Proponent"). The Company respectfully requests that the Staff concur with the Company's view that, for the reasons stated below, it may exclude the Proposal from its 2011 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), this letter is being submitted not less than eighty (80) days before the Company files its definitive 2011 Proxy Materials with the Commission. A copy of this letter and its attachments is being mailed to the Proponent as notice of the Company's intent to omit the Proposal from the Company's 2011 Proxy Materials. The Company will promptly forward to the Proponent any response to this no-action request that the Staff transmits by email or facsimile transmission to the Company only.

PROPOSAL

The Company received the Proposal on December 30, 2010. The Proposal requests that the Company amend its bylaws to require that the Company's directors be elected by a majority of the votes cast by the Company's shareholders in the election of directors. A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

For the convenience of the Staff, the text of the Proposal is set forth below:

Shareholder Proposal to Adopt a Majority Vote Standard in Director Elections

RESOLVED, that the shareholders of Penn National Gaming, Inc. (the "Company") recommend that the Board of Directors take the steps necessary to amend the Company's bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

The supporting statement is continued on Exhibit A.

GROUNDS FOR EXCLUSION

The Proposal should be excluded under Rule 14a-8(i)(4) because the Proposal relates to the redress of the Proponent's personal claims and grievances against the Company, which are not shared by other shareholders at large.

BACKGROUND

The Company believes the Proposal to amend the Company's bylaws to require that directors be elected by majority vote is entirely unrelated to the Proponent's status as a shareholder of the Company, but rather it is merely a disguised attempt in a long and ongoing series of calculated actions by the Proponent (an extremely aggressive labor union) to pressure the Company into agreeing to a demand for a "card check" arrangement with the Proponent. The card check arrangement, if adopted, would enable the Proponent to represent most of the Company's employees, without giving the employees an opportunity to participate in a traditional secret ballot election (where the employees could intelligently and privately determine whether they want, or will benefit from, union representation). The Proponent would derive material economic benefits if the Company capitulates to the ongoing harassment and agrees to the card check arrangement by collecting substantial additional union dues revenue from such representation. Notably, the Company is not an anti-union organization. The Company's employees are represented by a number of unions with which the Company has well-established and cooperative relationships across the country, including agreements with the Seafarers Entertainment and Allied Trade Union, the United Food and Commercial Workers, the Security Police and Fire Professionals of America, the International Brotherhood of Electronic Workers, the American Maritime Officers Union, the West Virginia Union of Mutuel Clerks, and even affiliates of the Proponent – UNITE/HERE Local 1 and UNITE/HERE Local 10.

Beginning over five years ago, the Proponent has repeatedly demanded that the Company agree to regional or national card check arrangements. Based on the Company's belief that this card check arrangement, where unionized status is essentially imposed on employees, would ultimately prove contrary to the best interests of the shareholders and the employees, the Company has refused to agree to such a framework. In response to the Company's refusal and despite the Company's consistent efforts to foster positive employee relations, the Proponent has continually targeted the Company for a corporate campaign. In particular, D. Taylor, head of the Proponent's gaming division, noted "that a nationwide campaign against the Penn-National gaming company is in the works, which would involve 10,000 workers in over five states."[1] As a result, the current Proposal must be viewed in the context of this particular ulterior motive and the Proponent's similarly egregious conduct directed against other gaming and lodging companies.

In waging its corporate campaign to pressure the Company into agreeing to the card check arrangement, the Proponent has undertaken a number of activities intended to (a) interfere with the Company's growth and expansion plans, including by testifying against the Company's plans at state legislative hearings, (b) pressure and harass the Company by mailing letters to regulatory authorities, and (c) force the Company to expend time and resources to address shareholder proposals that are not motivated by the Proponent's desire to protect and enhance the interests of shareholders, but rather used as a pressure tactic. Unfortunately, all of these actions have damaged, or have the potential to significantly damage, shareholder value. Further, the Proponent has stated to certain senior officers of the Company (in no uncertain terms) its intention to continue the harassment until the Company agrees to the card check arrangement. These actions include the following:

- In a 2005 meeting in King of Prussia, Pennsylvania, between the Vice President and Deputy General Counsel of the Company and the Eastern Regional Head of the Proponent, the Eastern Regional Head of the Proponent stated that the Company was a target for the Proponent's card check plans and that the Proponent would not stop the campaign until the card check arrangement is accepted by the Company.

- Following the Company's rejection of the card check demand, the Proponent became a shareholder of the Company in September 2006 with the purchase of 135 shares, thereby expanding the Proponent's available pressure tactics by enabling it to attend shareholder meetings and access the shareholder proposal process with a relatively minimal investment.

- In July 2007, the Proponent attempted to persuade the Illinois Gaming Board not to permit the Company to retain ownership of the Empress Casino following a merger.

- In November 2007, the Proponent testified at a legislative committee hearing in favor of introducing gaming in Maryland, but against the Company's site being included in that legislation.

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1 Randy Shaw, AFL-CIO Condemns SEIU Raids on UNITE HERE, July 1, 2009 (available at http://www.beyondchron.org/articles/AFL_CIO_Condemns_SEIU_Raids_on_UNITE_HERE_7093.html) (see Exhibit B).

- During a July 2008 meeting in Atlantic City, New Jersey, between the Company's President and Chief Operating Officer, the Company's Senior Vice President Human Resources, the Company's Vice President and Deputy General Counsel, and an executive of the Proponent, the Proponent took credit for defeating the Company's county-wide campaign to permit table games at its facility in West Virginia. The voters subsequently approved table games for the Company's Charles Town facility, but only after years of lost revenue for the Company as well as several hundred fewer well-paying jobs and the loss of associated tax revenue for the community.

- During the same July 2008 meeting, the Proponent confirmed its intention to continue its corporate campaign against the Company until such time as the card check demand is accepted. In fact, shortly thereafter, the Proponent attempted to derail a large scale development project being planned by the Company for Atlantic City.

- In December 2008, the Proponent submitted a shareholder proposal for the Company's 2009 Annual Meeting of Shareholders, which was subsequently withdrawn, requesting that the Company's shareholder rights plan be withdrawn. The timing of the withdrawal coincided with the well-publicized and documented internal disputes of the Proponent regarding the failure of its most recent merger to boost membership and dues and the corresponding financial distress.[2]

- In December 2009, the Proponent submitted a successful shareholder proposal for the Company's 2010 Annual Meeting of Shareholders, requesting that the Company de-classify its board of directors into one class with each director elected annually.

- During early 2010, the Proponent continued its attempts to disrupt the Company's growth activities by demanding that the Company execute an extremely one-sided neutrality agreement in connection with the opening of a new gaming facility in Maryland. The Proponent made this demand despite knowing that the Company had already executed a balanced agreement with a local, credible union coalition comprised of SEATU (a Maryland-based union and subsidiary of the Seafarer's union with whom the Company has a national relationship) and the UFCW Local 27 (a Maryland-based union with membership in excess of 25,000 workers in the region). Significantly, the Company offered but the Proponent rejected the same

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[2] The Proponent recently experienced severe financial, membership, and leadership issues. *See* Steven Greenhouse, Two Unions in Marriage Now Face Divorce Talks, THE NEW YORK TIMES, February 8, 2009 (see Exhibit C). The Proponent's card check demand is an attempt by the Proponent to resolve these ongoing financial and membership issues.

neutrality agreement signed by SEATU and the UFCW because it would have prohibited the national harassment tactics the Proponent has repeatedly employed.

- Following the Proponent's rejection of the neutrality agreement, the Proponent attempted to persuade the Maryland State Lottery Commission that the Company was acting in violation of applicable gaming law, despite the Company's clear willingness to offer the Proponent the same terms agreed to with other union organizations.

- Failing to persuade the Maryland State Lottery Commission and following a private election by employees overwhelmingly accepting SEATU and UFCW as their labor representatives, the Proponent focused inordinate efforts on disrupting this small facility (less than 200 union members) by picketing the facility opening and by contacting employees at home (following an intrusive Freedom of Information Act request designed to obtain personal information about facility employees).

- On December 30, 2010, the Proponent submitted the Proposal for the Company's 2011 Annual Meeting of Shareholders within days of its filing of an unfair labor practice claim in Maryland.

In addition to the foregoing destructive actions, the Company has received a number of candid reports from employees that representatives of the Proponent have been involved in aggressive recruiting and harassment of the Company's employees, including repeated and unwelcome home visits, physically intimidating conduct, late night phone calls and recruiters posing as government officials in order to create additional support for the Proponent and the card check arrangement.

As stated above, the Company believes that these activities have been designed solely to further the Proponent's private agenda of increasing its membership ranks by threatening to undermine the Company's growth—all at the expense of shareholder value which the Proponent purports to want to maximize.

For the reasons indicated above, the Company believes that the Proponent's Proposal is simply another attempt to assert pressure on the Company to agree to the Proponent's card check demands.

ANALYSIS

Rule 14a-8(i)(4) permits a company to exclude a shareholder proposal from its proxy materials if the proposal "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a *benefit* to [a proponent], or to further a personal interest, which is not shared by the other shareholders at large (emphasis added)." The Commission has stated that rule is intended to prevent abuse of the Rule 14a-8 shareholder proposal process by excluding proposals seeking personal interests that are not necessarily in the common interest of the other shareholders. *See Exchange Act Release No. 34-20091* (August 16, 1983). The Commission also noted that a proposal may be excluded even if drafted in a manner that might relate to matters of general interest to all, if it is demonstrated by the facts that the proponent is using the proposal to further a personal interest. *See Exchange Act Release No. 34-20091* (August 16, 1983). As explained below, the Proponent's Proposal meets the definition of personal grievance as established by previous no-action letters and therefore may be omitted from the Company's 2011 Proxy Materials.

As noted above, the Proposal represents the latest attempt by the Proponent to pressure the Company into agreeing to the Proponent's card check demand. Although the Proposal purports to focus on the Company's corporate governance in a general manner, the Proponent's recent conduct, almost immaterial number of shares owned, and long history of attacks on the Company demonstrate that the Proposal is designed solely for the benefit of the Proponent and is part and parcel to its long-standing and well-documented campaign against the Company. Collectively, these actions demonstrate that the Proponent's campaign represents a national attack against the Company with the purpose of gaining leverage in its efforts to institute the card check arrangement with the Company.

The Staff has granted no-action letters where, as in this case, a proposal was viewed as another attempt in a series of actions intended to harass the issuer. Specifically, in a situation remarkably similar to this one, the Staff permitted an issuer's exclusion of a union's proposal relating to executive compensation where the proposal was another attempt to harass the issuer in order to gain leverage in its ongoing collective bargaining negotiations. *See Dow Jones & Company, Inc.* (January 24, 1994). In *Dow Jones*, the proponent engaged in a variety of harassing actions with the purpose of inducing the company to enter into a collective bargaining agreement on terms favorable to the proponent. The Proponent's Proposal is analogous to the proposal in *Dow Jones* as the Proposal is merely another attempt in a series of actions intended to pressure the Company into agreeing to the Proponent's card check arrangement masquerading as a corporate governance issue. *See Dow Jones & Company, Inc.* (January 24, 1994); *Cabot Corporation* (December 3, 1992).

In *Exchange Act Release 34-19135*, the Commission explained that a proposal is also excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. *See Southern Company* (March 19, 1990) (allowing the exclusion of a proposal requiring the company to form a shareholder committee to investigate complaints against management, the proponent of which was a disgruntled former employee who had raised numerous claims during the prior seven years and had sent the company more than 40 letters, faxes, requests, and proposals seeking redress for his personal grievance); *International Business Machines Corp.* (December 12, 2005); *Morgan Stanley* (January 14, 2004); *General Electric Company* (January 9, 2006); *General Electric Company* (January 12, 2007). In this case, the Proposal is designed to further the personal interest and financial aspirations of the Proponent, which is not shared with the other shareholders at large. In particular, the Proponent seeks to pressure the Company into agreeing to the card check arrangement from which the Proponent would benefit by garnering substantial additional union dues revenue from the representation of thousands of additional Company employees.[3] The facts presented above establish that the Proponent has no interest in increasing shareholder value, as evidenced by its actions that either harmed or attempted to harm shareholder value, including its successful campaign to prevent slot machines from being added to the Company's Maryland racing facility, its campaign to delay table games in West Virginia, and its efforts to stop the Company from retaining Empress Casino in Illinois.

The Proponent's conduct must be viewed against the context of its national campaign against the Company and a variety of other gaming companies. The Proponent has engaged in similar and well-documented campaigns (see Exhibit D) against Pinnacle Entertainment, Inc., Revel Entertainment Group, LLC, and Tropicana Entertainment. These campaigns constitute a concerted effort to gain leverage in order to induce the companies to agree to a card check arrangement. This pattern of harassing behavior directed against several gaming companies establishes that the Proponent's true motivation relates to a personal benefit (more union dues and members to support its base) and is not intended to benefit the Company's shareholders at large or to increase shareholder value.

In addition, the Staff has consistently taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be related to a matter of general interest." *See Core Industries, Inc.* (November 23, 1982) (the proposal is being used as one of many tactics designed to assist the proponent union to obtain union representation); *Pyramid Technology Corporation* (November 4, 1994) (the proposal, while drafted to address a specific consideration, appears to be one in a series of steps relating to the long-standing grievance against the company by the proponent); *CSX Corporation* (February 5, 1998) (proposal from terminated employee seeking to institute a system-wide formal grievance procedure excluded because it related to the redress of a personal claim or grievance); *ConocoPhillips* (March 7, 2008); *ConocoPhillips* (March 23, 2005); *General Electric Company* (January 12, 2007); *General Electric Company* (January 9, 2006); MGM *Mirage* (March 19, 2001); *Exxon Mobil Corporation* (March 5, 2001); *US West, Inc.* (February 22, 1999); *U.S. West, Inc.* (December 2, 1998); *Station Casinos, Inc.* (October 15, 1997); *International Business Machines Corporation* (January 31, 1995); *Baroid Corporation* (February 8, 1993); *Westinghouse Electric Corporation* (December 6, 1985); *International Business Machines Corporation* (December 18, 2002); *Philips Petroleum Company* (March 12, 2001); *The Southern Company* (December 10, 1999); *The Southern Company* (February 12, 1999); *Sara Lee Corporation* (August 10, 2001). Similarly, the Commission has recognized that where: "(i) a proponent has a history of confrontation with a company and (ii) that history is indicative of a personal claim or grievance" a proposal may be excluded even though on its face, the

---

[3] In light of the Proponent's recent financial, membership, and leadership issues discussed above, it appears to be critical for the Proponent to increase its dues revenue. This fact may further illustrate the Proponent's real motive in pressuring the Company to accede to its card check demand. The Proponent's card check demand is an attempt by the Proponent to resolve these ongoing financial and membership issues.

proposal does not reveal the underlying dispute. *International Business Machines Corporation.* (December 28, 2010).

As in each of these cases, while the Proposal may on its face implicate a matter of general interest to the Company's shareholders, the Proponent is clearly using the Proposal as a tactic to seek redress for its personal grievance. The fact that the Proponent only became a de minimis shareholder after the Company refused to agree to the card check arrangement indicates that the Proponent merely became a shareholder so that it may harass the Company through the additional mechanisms made available to shareholders, such as the shareholder proposal process. Furthermore, the Proponent's supporting statement, which relies on specific executive compensation matters unrelated to its majority voting proposal, demonstrates that the Proposal is intended only to achieve the Proponent's personal goal of pressuring the Company into the card check arrangement rather than a corporate governance change.

For the reasons indicated above, the Company believes that the Proponent's Proposal is simply another attempt to exert pressure on the Company in order to redress and pursue a personal grievance, particular to the Proponent, and is therefore excludable under Rule 14a-8(i)(4).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will take no enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials for the reasons set forth above.

The Proponent is respectfully requested to copy the undersigned on any responses it may elect to make to the Commission. The Company would be pleased to provide the Staff with any additional information, and answer any questions regarding this letter. Please do not hesitate to contact me at 215.864.8606 if you require additional information or want to discuss this letter further.

Thank you for your attention to this matter.

Very truly yours,



Justin P. Klein

JPK/ls

cc: Jordan B. Savitch, General Counsel
Carl Sottosanti, Deputy General Counsel

DMEAST #13335285 v9

Exhibit A

UNITE HERE!
LOCAL 2262

Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676
Tel: (662) 363-1882
Fax: (662) 363-3642
koneil@unitehere.org

December 30, 2010

Robert S. Ippolito
Secretary
Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, Pennsylvania 19610

By Certified Mail and Facsimile

Dear Mr. Ippolito:

I am submitting the enclosed stockholder proposal by UNITE HERE for inclusion in the proxy statement and form of proxy relating to the 2011 Annual Meeting of Stockholders of Penn National Gaming, Inc., pursuant to Rule 14a-8.

I am the authorized agent of UNITE HERE, which has continuously held 135 shares of the Company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date of submitting the proposal. I also wish to affirm that UNITE HERE intends to hold the same shares continuously through the date of the Company's 2011 Annual Meeting of Stockholders. We will be in attendance to present our proposal at the 2011 Annual Meeting.

If you need to reach me regarding this proposal, please use the contact information under my name above. Thank you for your attention to this matter.

Sincerely,



Kate O'Neil
Research Analyst

Enclosure: Stockholder Proposal by UNITE HERE

Shareholder Proposal to Adopt a Majority Vote Standard in Director Elections

RESOLVED, that the shareholders of Penn National Gaming, Inc. (the "Company") recommend that the Board of Directors take the steps necessary to amend the Company's bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement

We believe that the accountability of the board of directors to its shareholders is integral to the success of our Company. The election of directors is a fundamental right of shareholders. However when directors are elected using a plurality vote standard, as is used by our Company, director elections are less meaningful.

Under the plurality vote standard, a nominee for the board can be elected with as little as a single vote, even if a substantial majority of the votes cast are "withheld" from the nominee. For this reason, we believe that plurality voting should only be used in contested director elections. We recommend that our Company change its director election vote standard to a majority vote standard, under which a director must receive a majority of the votes cast to be elected. Furthermore we recommend that the Board adopt a director resignation policy requiring that directors who do not receive the required vote for election submit their resignation.

This proposal topic has gained widespread support among investors. The proxy advisory service, ISS, reports that this proposal received majority support among shareholders voting on the topic in each of the past three years. We believe increased accountability is especially needed at our Company.

Directors Tied to Executives

Several directors have longstanding ties to the CEO and his family. Cramer is a trustee of the Carlino Family Trust and has sat with Peter D. Carlino on two additional boards. Levy's businesses have bred three race horses with Peter Carlino. Jacquemin was employed by the Carlino Family Corporation in the 1970s.

Excessive Compensation

Penn's directors remain the highest paid directors of publicly traded gaming companies. In 2009, Peter M. Carlino received over $6 million in total compensation. Base salaries for two executives are above the tax deductible cap of $1 million. The personal air travel of executives cost our Company over $267,000 in 2009. Tax gross-ups are provided for certain payments to executives.

Windfall to Executives with a Change in Control

Penn maintains a single trigger change in control payment that generously pays executives three times their annual base salary and annual cash bonus in the event of a change in control without requiring a subsequent termination to receive payment. The proxy advisory service, ISS, has recommended withhold votes for Directors Shattuck and Handler, because of the single trigger arrangement. Both have received substantial withhold votes in recent elections.

We urge shareholders to vote FOR this proposal.



PENN NATIONAL
GAMING, INC.

January 13, 2011

Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676

RE: Penn National Gaming, Inc. Shareholder Proposal - Notice of Eligibility Deficiency

Dear Ms. O'Neil:

I am writing in response to your letter dated December 30, 2010 enclosing a shareholder proposal that you wish to have included in the proxy statement for the Annual Meeting of Shareholders of Penn National Gaming, Inc. to be held in 2011.

You state in your letter that UNITE HERE is the holder of 135 shares of Penn National Gaming, Inc. securities. Pursuant to Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, you are required to submit a written statement from your broker with your proposal verifying the number of shares of Penn National Gaming, Inc. common stock that you have held for at least one year before the date on which you submitted your proposal (a "Broker Statement"), unless the shares are held of record by UNITE HERE. Our record of shareholders as of December 31, 2010 does not reflect UNITE HERE as a holder of Penn National Gaming, Inc. common stock.

Pursuant to Rule 14a-8(f)(1), you have fourteen (14) calendar days from the date of your receipt of this letter to provide to us with a Broker Statement. If you fail to meet this eligibility requirement as outlined above, Penn National Gaming, Inc. may exclude your proposal from the proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders.

I look forward to your response to this letter. If you have any questions, I can be reached at 610-378-8384.

Very truly yours,



Robert S. Ippolito
Secretary

825 Berkshire Boulevard • Wyomissing, PA 19610 • 610.373.2400

UNITE HERE!

LOCAL 2262

Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676
Tel: (662) 363-1882
Fax: (662) 363-3642
koneil@unitehere.org

January 26, 2010

Robert S. Ippolito
Secretary
Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, Pennsylvania 19610

By E-mail and Facsimile

Re: Shareholder Proposal of UNITE HERE for Penn National Gaming, Inc.'s 2011 Annual Meeting of Stockholders

Dear Mr. Ippolito:

As stated in the letter enclosed with our shareholder proposal, UNITE HERE has continuously held 135 shares of Penn National Gaming, Inc.'s securities entitled to be voted on the proposal at the meeting for at least one year as of the date of submitting the proposal. At no time in the past year has the value of UNITE HERE's holdings in the Company dropped below $2,000. We intend to hold the shares at least until the date of the 2011 Annual Meeting.

Enclosed is the letter from our broker confirming UNITE HERE's ownership of shares in Penn National Gaming, Inc. In addition, I am faxing copies of monthly broker statements reporting our ownership of shares in the Company for the twelve months prior to our proposal submission.

If you have additional questions regarding our ownership of the requisite number of shares, you may contact James McClelland, our broker:

James McClelland
Morgan Stanley Smith Barney
590 Madison Avenue
11th Floor
New York, NY 10022
(800) 544-1544

Or you may contact Marty Leary, UNITE HERE's Deputy Director of Capital Stewardship:

Marty Leary
UNITE HERE
1775 K St. NW, Ste. 620
Washington, DC 20006
540-631-9404 - direct
703-608-9428 - cell

Sincerely,



Kate O'Neil
Research Analyst

cc: Andrew Kahn, Marty Leary, James McClelland

Enclosure

Thomas J. Wagner
First Vice President
Complex Risk Officer

590 Madison Avenue
11th Floor
New York, NY 10022
direct 212 315 6357
fax 212 307 2925
toll free 800 468 0019
thomas.j.wagner@mssb.com

MorganStanley
SmithBarney

January 24, 2011

Unitehere, Inc.
Attn: Marty Leary
1775 K Street, NW
Suite 620
Washington, D.C. 20006-1530

Dear Mr. Leary:

Please be advised that Morgan Stanley Smith Barney holds 135 shares of Penn National Gaming ("Company") common stock beneficially for the Unitehere, Inc. account ***FISMA & OMB Memorandum*** Stock was purchased on the following date: 9/22/06, and is still long in the account as of January 24, 2011.

If you have any questions please feel free to contact me at 212-315-6357.

Sincerely,



Tom Wagner

Exhibit D

March 22, 2010

Pinnacle Entertainment, Inc. (NYSE: PNK)

Tough Love

Pinnacle Entertainment's fleet of riverboat casinos faces fierce headwinds from regulators, lenders, and investors and a tide of weak consumer spending. Many of the Company's problems are self-inflicted. While the Company seems to lack the ability to admit its problems, other stakeholders have recently administered some tough love. Will Pinnacle get back on course?

The Company bet big on St. Louis. Days before he quit, ex-CEO Dan Lee promised the Company would triple earnings and derive half its cash from the Gateway City. But as the Company opened its newest area casino on March 4, it's doubtful that its ambitious goals can be realized.

- The Company's new River City Casino is located closer to 57% of the adult population that was formerly closest to its own Lumiere Place;
- The River City Casino takes Lumiere Place's best customers: its neighboring population has 71% higher median incomes and one quarter the unemployment rate than that of Lumiere Place.

The following market analysis suggests much of Pinnacle's gains at River City Casino could come mainly at the expense of its own existing casino. These trends could worsen following the Missouri Gaming Commission's revocation of Pinnacle's third St. Louis casino license and if the Commission grants it to a developer seeking to build another competing casino in north St. Louis County.

Meanwhile, jitters about Pinnacle's future are spreading among other stakeholders. On February 8, the Company announced it had finally amended its expiring bank credit facility, but the news was not good:

- The banks cut the Company's line of credit in half;
- The agreement restricts the Company's ability to borrow additional money in the bond market; and,
- The deal slams the brakes on the two Louisiana casino projects for which the Company has made promises to Louisiana regulators but admits it does not have funding.

The Company is also in battle with federal officials who issued a formal complaint against the Company on January 28. The same day, Missouri gaming regulators resolved to revoke one of the Company's valuable casino licenses for, among other allegations, activity that "reflects negatively on the repute of the state of Missouri or acts as a detriment to the gaming industry." On February 5, the Company said it would sell the corporate jet, but the banks said the sale proceeds must go to repaying its debt. Stakeholders have to ask, when will Pinnacle get back on course? Read on for more detail and stay tuned for pending updates.

Dana Wise
916-335-9745
dwise@unitehere.org

UNITE HERE is the hospitality workers union that represents workers in the gaming industry across the country. The Research Department provides research on the gaming industry from the perspective of those who work in the industry.

Same Pie, Smaller Slices

Two new St. Louis casinos will dramatically shrink the geographic customer base at Pinnacle's downtown Lumiere Place Casino: Pinnacle's own River City Casino opened in south St. Louis County on March 4, 2010; a competitor casino in north St. Louis County is proposed.


Argosy Alton
Ameristar
Harrahs
Lumiere
Casino Queen
Figure 1 Market Areas before River City

Located in a densely populated portion of the city, Pinnacle's Lumiere Place Casino in downtown had been the closest casino for 41% of the area adult population, a proximity that conveyed considerable—though short-lived—competitive advantage. (Figure 1) The outer circle in the adjacent maps draws a radius twenty miles from the closest casino and encompasses 90% of the total metropolitan population. The interior lines (called Thiessen Polygons or market catchment areas) divide the areas closest to each of the six existing St. Louis casinos.[i]


President
Lumiere
Figure 2 Market Areas after River City

Opened March 4 in south St. Louis, Pinnacle's River City Casino is the market's seventh. As depicted in Figure 2, River City's southern location and proximity to downtown cuts off Lumiere's access to customers from the entire southern portion of its current market area.

- The Company's new River City Casino is closer to 57% of the adult population that was formerly in Lumiere Place's back yard.

While River City Casino is closer to some of Harrah's St. Charles Casino customers and so could take a bite out of its market share, its greatest impact will be on Pinnacle's own casino, Lumiere. River City is closer for half of Lumiere's adult population.

The proposed "Riverview Casino" in Spanish Lake (Figure 3) would be located about halfway along a direct line between Lumiere Place and Argosy Alton and would further reduce the Lumiere Place share of the metropolitan adult population by another 16%.


Argosy Alton
Ameristar
Riverview
Harrahs
Lumiere
Casino Queen
River City
Figure 3 Market Areas after Riverview

Reduced adult populations are not the only effect. Demographic differences between downtown St. Louis and southern St. Louis and Jefferson Counties will also alter Lumiere's customer base. Presented in figures 4-6, the addition of River City and the proposed Riverview casinos will change the demographic profile of customers whose closest casino is Lumiere Place:


Lumiere Place Adult Population
800,000
600,000
400,000
200,000
-
Before River City
After River City
After Riverview

Figure 4 Changes in Lumiere Place Population

- Fewer people live nearest to Lumiere Place;
- they will have lower incomes; and.
- a greater percentage will be unemployed.
- River City is located in a more dynamic area: its population grew by 1% between 2000 and 2006 while the downtown population in the area around Lumiere Place fell by 5% in the same period.
- The River City area had a 4% unemployment rate compared to 13% around Lumiere Place.
- At $59,861 per year, River City's area median family income was 71% higher than the estimated $37,499 for the area around Lumiere Place.


Median Family Income
$60,000
$40,000
$20,000
$0
Before River City
After River City
After Riverview

Figure 5 Changes in Lumiere Place Median Income

In November 2009, the St. Louis County Council approved a rezoning as partial approval of a casino proposal for north St. Louis County near Spanish Lake. The proposed Riverview Casino would further reduce the adult population whose closest casino is Lumiere Place by 42,000 or 16%. Median Family income in the area near the proposed Riverview Casino in Figure 3 is 29% higher than at Lumiere Place. The unemployment rate near Riverview Casino was 6.2%, half that of Lumiere, after taking the newly adjusted market areas into account.

On January 28 2010, the National Labor Relations Board issued formal complaints that escalate a simmering labor dispute involving all of Pinnacle's properties in St Louis.

The Board's complaint alleges that Lumiere and Pinnacle's President Casino have engaged in unfair labor practices, including "interfering with, restraining, and coercing employees" in their exercise of the rights guaranteed by national labor law. Additionally, the Board alleges that Pinnacle


Unemployment rate
15.0%
10.0%
5.0%
0.0%
Before River City
After River City
After Riverview

Figure 6 Changes in Lumiere Place Unemployment

further violated federal labor law by "refusing to bargain collectively and in good faith" with employees." Potential financial remedies for the federal complaint include backpay and compounded interest. Pinnacle has denied the allegations and has hired one of the world's largest and most expensive law firms to defend it.

Lenders Impose Tough Love

On February 8, 2010, Pinnacle announced a deal to amend and restate its expiring credit agreement, cutting its line of credit in half from $750 million to $375 million. In addition, the revised credit agreement created new restrictions on the Company's ability to fuel its proposed expansions in Louisiana.

The credit facility limits the amount of senior unsecured debt to $900 million, unless the Company's consolidated total leverage ratio is less than 6.00 to 1.00. Deutsche Bank Securities put the Company's ratio at 6.6 to 1.00 in its February 8, 2010 weekly industry report. In its last quarterly report, the Company reported $168 million in annual EBITDA and roughly $1 billion in debt, a maxed-out 6.0 to 1.0 ratio that does not take into account the planned additional borrowing for River City, Sugarcane Bay, and Baton Rouge.

The banks required "mandatory prepayments of indebtedness" from the sale of the Company's Atlantic City property, its Argentine operations, and the sale of its corporate jet.

Additionally, the banks required an "in-balance" test for the Company's Louisiana projects. In general, the agreement requires the Company to have all project financing in place before it can proceed. In their February 5, 2010 quarterly call, CFO Steve Capp conceded that even with the Company's recently agreed bank deal, the Company could not finance its development pipeline with existing loans.[iii]

> ***STEVE ALTEBRANDO: With the extension of the bank facility do you guys believe that the pipeline is financed here?***
>
> ***STEVE CAPP: No, we are not entirely financed yet. This is a big part of it on a go forward basis. Obviously, our go forward financing plan includes this bank facility, free cash flow obviously, as we go forward. And as we have always said, we will continue to be as opportunistic as we think it is prudent to be vis-a-vis the capital markets. But, no, we still need some capital, and we will get to that on an opportunistic basis.***

The Company has previously obtained three deadline extensions from the Louisiana Gaming Commission and promised to deliver a final plan on March 31. But with time running out and financing incomplete, Company officials are still mum. When asked whether the Company would confess to Louisiana regulators, officials said, "We don't currently have any plans to ask for an extension of the deadline."

During the past few months, federal and state regulators, lenders, and investors have expressed increasing skepticism about the Company's ability to fulfill its commitments.

The Golden Rule of Real Estate "Location, location, location" states that, all other things being equal, customers will tend to visit those facilities that are closest. Thiessen polygons show the area that is closest to each St. Louis casino, also called its area of influence. For this analysis, we drew an outer boundary based on a radius of a minimum of 20 miles to the closest casino. This boundary contains 90% of the metropolitan area population as measured by the 2000 Census. We then divided the outer circle into areas, with one area for every casino. The boundary lines are drawn by constructing a perpendicular line at the midpoint between two casinos. The intersection of these perpendicular lines forms the boundaries of each casino's area of influence. We then overlaid these areas of influence onto census tract level demographic data to estimate the characteristics of the population nearest each casino.

[?] National Labor Relations Board Region 14, President Riverboat Casino-Missouri, Inc. and UNITE HERE, Local 74, Case 14-CA-29765, January 28, 2010 and Casino One Corporation d/b/a Lumiere Place Casino & Hotels and UNITE HERE, Local 74. Case 14-CA-29753. January 28, 2010

[*] Fair Disclosure, Q4 2009 Pinnacle Entertainment Earnings Conference Call – Final. February 5, 2010

UNITE HERE! GAMING RESEARCH

The Revel Atlantic City Casino Project:

High-yield offering risky due to punishing post-offering debt, potential labor dispute and declining property values

November 11, 2010



"It's not open yet, but Revel seems to be the unluckiest casino on Earth."[1]

Associated Press, March 31, 2010

Revel Entertainment is building a $2.5 billion casino on approximately 20 acres on the Boardwalk in Atlantic City. Following Morgan Stanley's decision to walk away from a $1.2 billion investment, Revel is currently seeking another $1.272 billion of funding via a high-yield offering to complete the project.

We believe there are significant risks to investing in Revel Entertainment:

- Revel is not the "game changer" that some claim it to be, and would be hard-pressed to outperform the nearby Borgata.
- Our analysis suggests Revel may have trouble making interest payments during its first year of operation.
- With no current labor peace agreement in place, Revel faces a potential prolonged labor dispute that could negatively affect operations.
- Atlantic City property value declines make it unlikely that investors would be able to recover significant value from their collateral in the event Revel defaults on its loans.

Unite Here, the union that represents 14,000 casino employees in Atlantic City, has prepared this report to assist potential investors in the Revel high-yield offering understand the full extent of the risks they would be taking.

For more details, read on.

Introduction

In 2007, Revel Entertainment, in conjunction with Morgan Stanley, began construction of a $2.5 billion casino on approximately 20 acres on the Boardwalk in Atlantic City. The casino would have been the first developed and the only one owned by Revel and Morgan Stanley

In April of 2010, Morgan Stanley announced that it was writing down its $1.2 billion investment by $932 million and selling its share in the project. In October, Morgan Stanley announced that it was writing down the project by another $229 million — to about $40 million

Revel is reportedly seeking $1.272 billion to complete construction through a high-yield offering. These funds are reportedly in two tranches, an $800 million senior and a $472 million junior. The casino will have approximately 1,900 hotel rooms, about 150,000 square feet of casino floor space and twenty restaurants

This report addresses four issues of potential concern for investors: the outsized expectations of Revel's place within the Atlantic City market; the company's punishing post-offering debt burden; a potential labor dispute due to a failure to secure a labor peace agreement; and the unlikelihood of investors recovering their investment in the event of a default.

Revel: Not a "Game Changer"

Gaming revenue declines in Atlantic City have been widely reported, and we will not rehash them except to note that this year will mark the fourth year of declining gaming revenues in Atlantic City. Revenues declined from $5.2 billion in 2006 to $3.9 billion in 2009. For the first 10 months of 2010, year-to-date gaming revenues are down an additional 9.1%.

The oft-cited reason for the declines is the massive increase in competition in the Northeast corridor from Washington DC to New York City.

Investors should wonder about the logic of building a new casino in Atlantic City without the benefit of owned casinos in other jurisdictions that could generate visitors.

Revel's boosters often claim the project is a "game changer" that is necessary to revitalize Atlantic City. State Senator Jim Whelan wrote, "Atlantic City has one spectacular beacon of hope – the Revel casino project scheduled to open in 2011."

But is it really a game changer that will be immune to the current downturn?

The casino under construction is a 1,900 room casino with many dining establishments, retail shopping, and entertainment venues. As planned, it looks to be a nice casino, but hardly unique in the Atlantic City market.

From the famous White House Subs to Bobby Flay, visitors to Atlantic City can already choose between over 160 dining options and over 225 retail options at the Quarter, the Walk, the Pier and in the existing casinos. With 1,900 hotel rooms, it would only be the city's fifth largest. Even Revel's nickname "Borgata on the Boardwalk" implies that Revel will be similar to the Borgata, Atlantic City's most successful casino, and the last genuine game changer.



2,769
2,590
2,129
2,010
1,898
1,752
Borgata
Harrah's
Tropicana
Taj Mahal
Revel
Bally's

Graph 1: Hotel Rooms in Atlantic City

Emily Sze, an analyst with HVS, a leading hospitality industry consulting and services company, wrote, "The addition of dining, retail and entertainment options [at Revel] offer more amenities than local gaming facilities, but this will probably not [be] enough to incite visitation on a regular basis."

Revel May Not Be Economically Viable

When Revel was applying for $350 million in grants from the state of New Jersey (Revel ultimately withdrew the application in the midst of intense public pressure), the company submitted financial projections to the state's Economic Development Authority. In those financials, Revel claimed that the company's slot machines and table games would make *more money* than Borgata's, that it would charge *more* for hotel rooms, would make *more* on food and beverage and give *less* in complimentaries to high rollers—all with a third fewer rooms than Borgata and in a context of greatly increased regional competition.

Category	Revel Projections for 2012	Borgata Results 2009
Gaming Win per position	$433 per day	$360 per day
Average Hotel Room Rate	$179	$133
Hotel Occupancy	93.3%	83%
Comp rate	16.1%	21.5%
Gross operating Profit Margin	29.0%	26.3%

Table 1: Revel Projections vs. Borgata Results

To calculate more realistic projections, we projected revenues and Gross Operating Profit (GOP or EBITDA) for Revel's casino project by utilizing JP Morgan's projections for the Borgata. We assumed that slot machines and table games would generate as much daily win at Revel as at the Borgata in 2012. We also assumed that Revel would have the same comp rate and GOP margin as the Borgata in 2012 (for our full projections see the Appendix). Because interest rates have not been reported, we run the calculations at three scenarios.

Revel Model 2012E (first year of operation)	Interest rates[11] 9%/12.5%	Interest rates 9.5%/13.0%	Interest rates 10.0%/13.5%
Gross Operating Profits (GOP)	$164	$164	$164
Debt	$1,272	$1,272	$1,272
Debt Ratio (Debt/GOP)	7.8x	7.8x	7.8x
Annual Interest payment	$131	$137	$144
Interest Coverage Ratio (GOP/interest)	1.25X	1.19X	1.14X

Table 2. Financial Projections (in millions)

The interest coverage ratio is "a ratio used to determine how easily a company can pay interest on outstanding debt." The debt covenants in the credit agreement for Boyd Gaming, the parent company for the Borgata, require that Boyd maintain at least a 2.0x Interest Coverage Ratio and limits the total leverage ratio to 7.25x. At the end of September 2010, Boyd's Interest Coverage Ratio was 2.6x and the total leverage was 6.9x.

If Revel performs worse than these projections, the casino will likely have trouble making interest payments on its loans, which could result in a default.

Potential Labor Dispute
A potential barrier to Revel meeting these revenue projections is the possibility of a labor dispute at the casino. Unite Here Local 54 represents almost 14,000 people who work at the 11 casinos in Atlantic City. Local 54's contracts with the various casino companies in Atlantic City are substantially uniform. At the time of this writing, Revel has not secured a labor peace agreement with Local 54, opening the door to a potentially protracted labor dispute.

We review here three recent disputes between Local 54 and casino companies.

The 2004 City-wide Strike

In October of 2004, after Local 54 and several casino companies failed to reach an agreement during contract negotiations, approximately 10,000 members of Local 54 went on strike against seven of the casinos in Atlantic City. The strike lasted 34 days, including the entire month of October.

Gaming Revenues at Struck Casinos fell 10% during Strike


$250
$240
$230
$220
$210
$200
$190
1999
2000
2001
2002
2003
2004

Graph 2: Atlantic City Gaming Revenues October

Graph 2 shows October gaming revenues from 1999- 2004 for the seven casinos that were struck.

For the month of October, the seven struck casinos saw gaming revenue decline by $23.2 million or 9.8% (the casinos that were not affected by the strike saw revenue **increases** of $30.6 million or 21.2%). October 2004 was a favorable month with 10 weekend days versus only 8 in 2003

It is worth observing that gaming revenues for the month of the strike were lower than in the first full month following the terrorist attacks of September 11, 2001.

Given the impact of the strike on gaming revenues, investors may well wonder how a prolonged labor dispute with Local 54 would affect Revel's operations.

Local 54 and Tropicana Entertainment

"I would find it difficult to believe that the casino control commissioners were not in some way influenced by the drumbeat of Local 54."

-Joseph Weinert, Spectrum Gaming Group

In January 2007, Columbia Sussex took possession of the Tropicana Casino in Atlantic City and almost immediately began to drastically slash the workforce.

In response to Columbia Sussex's aggressive tactics, Local 54 began a campaign to publicize the conditions at the Tropicana.

That Fall, when the Casino Control Commission held licensing hearings about Tropicana:

> The New Jersey Casino Control Commission ultimately denied Tropicana's license renewal, saying the company lacked the good character, business ability and financial responsibility required under state law.
>
> In their report and public comments, commissioners downplayed the union's influence, saying their decision was based purely on regulatory violations such as the company's failure to set up an independent audit committee. But industry observers said Unite Here created such bad publicity for Tropicana that regulators would have been hard-pressed to act otherwise.

Under New Jersey law, when a casino company is denied a license, the Casino Control Commission appoints a trustee to sell the casino. The casino company gets only what it paid for the casino and any profit goes to the state. Ultimately, Tropicana sold for $200 million worth of company bonds that were purchased at 27¢ on the dollar, or approximately $54 million.

Revel and Public Financing

In January 2010, Morgan Stanley and Revel sought $350 million in state and local funds to help finance the completion of the casino. Unite Here Local 54 along with diverse allies including Americans for Prosperity publicly opposed the public financing.

At the same time, Morgan Stanley and Revel were negotiating with a Chinese bank to provide financing for the project.

After a successful referendum petition, lawsuits and an attempt to change state law to help Revel, a state-wide poll showed that New Jersey taxpayers opposed providing public funds for Revel by a 2-to-1 margin. Local 54's opposition was part of the reason Morgan Stanley decided to exit the investment. As *the Wall Street Journal* reported:

> [Morgan Stanley] was driven largely by a financial analysis of the Atlantic City market, this person said. But public outcry surrounding the project had also become troubling to the bank, this person said.

In the end, Morgan Stanley cashed in its chips. Revel withdrew the application for public funds and the Chinese bank declined to provide funding.

Declining Property Values Make Recovering Assets Questionable

If the shrinking Atlantic City market and Revel's unwillingness to work with Local 54 were to lead to a credit impairment or default, how likely are investors to be able to recoup their losses?

The recent sale of half of Atlantic City's premier casino, the Borgata, suggests that investors would be hard pressed to recover anywhere close to $1.2 billion from Revel.

In early November, it was reported that Leonard Green & Partners had agreed to purchase MGM's 50% share of the Borgata for $250 million. In 2009, Borgata had Gross Operating Profits (EBITDA) of $205 million, 25% more than we project for Revel's first year of operation.

If half of the Borgata, the most successful casino in Atlantic City, sells for $250 million, how much could investors hope to recover if Revel were sold in a fire sale?

Conclusion

Revel Entertainment and Morgan Stanley have chosen to build a casino in Atlantic City in the midst of a perfect storm. Increased competition and the national recession have battered gaming revenues.

Meanwhile, Revel's failure to secure a labor peace agreement with Atlantic City's largest union creates the very real possibility of a labor disruption.

Our financial projections suggest that Revel may have difficulty making the payments on its loans. In the event Revel defaults, the recent sale of a half interest in the Borgata suggests that investors would have a hard time recovering their investments.

Appendix:
Revenue Projections for Morgan Stanley's casino, 2012 (Year One)

	2012 (Year One)	2012 (Year One)	2012 (Year One)
Revenue			
# of Tables	191	191	191
Table win per day	$3,055	$3,055	$3,055
# of Slots	3,500	3,500	3,500
Slot win per day	$296	$296	$296
Gaming Revenue	$593 million	$593 million	$593 million
Non-gaming revenue as a % of Gaming Revenue	45.4%	45.4%	45.4%
Non-gaming Revenue	$269 million	$269 million	$269 million
Total Revenue	$862 million	$862 million	$862 million
Comp Rate	19%	19%	19%
Comps	$164 million	$164 million	$164 million
Net Revenues	$698 million	$698 million	$698 million
GOP Margin	23.5%	23.5%	23.5%
GOP	$164 million	$164 million	$164 million
Debt	$1,272 million	$1,272 million	$1,272 million
Debt:GOP	7.75x	7.75x	7.75x
Interest Rate	9%/12.5%	9.5%/13.0%	10%/13.5%
Annual Interest Payment	$131 million	$137 million	$144 million
Interest Coverage (GOP/Interest)	1.25x	1.19x	1.14x

"Atlantic City Revel casino 'very close' to $1B deal with China to complete project." *Associated Press*, March 31, 2010.

Morgan Stanley, Quarterly Report (Form 10-Q), March 31, 2010.

Morgan Stanley, Third Quarter 2010 Earnings Report.

Wittkowski, Donald, "Revel CEO confident firm will secure $1.3 billion in financing for unfinished casino." *Press of Atlantic City*, November 6, 2010.

NJ CCC Monthly Press Release, October 2010, December 2008, 2009.

And there is more competition to come:

- The full impact of table games in Pennsylvania and Delaware is yet to be felt.
- A 4,500 slot machine casino is currently under construction in Queens, and a portion of these machines could be operational within six months.
- Voters gave approval to zoning changes that would enable a 4,750 slot machine casino to be open in Anne Arundel County, Maryland.
- A second casino is planned for Philadelphia.

Statement of Senator Whelan on S920 Submitted to the Senate Economic Growth Committee, February 1, 2010.

Wittkowski, Donald, "Hopes for Atlantic City rise with Revel." *Press of Atlantic City*, August 8, 2009.

Sze, Emily, "Atlantic City Casino and Hotel Market Outlook 2010." HVS, January 26, 2010.

Note: we have assumed Borgata-like revenues and comps. Source: Greff, Joseph. "Boyd Gaming Group." JP Morgan, August 9, 2010.

Note, the interest rates correspond to the first and second tranche, for example, "[illegible] / 12.5%" means [illegible] on the first tranche and 12.5% on the second.

Boyd Gaming, 10-Q, September 30, 2010, p. 24.

Zarnett, Andrew, "Boyd Gaming." Deutsche Bank, October 25, 2010.

Mishak, Michael, "Union Pushed, Trop Fell." *Las Vegas Sun*, May 9, 2008.

Mishak, Michael, "Union Pushed, Trop Fell." *Las Vegas Sun*, May 9, 2008.

Wittkowski, Donald, "Trop swears Yung has 'nil' influence." *Press of Atlantic City*, July 28, 2009.

Berzon, Alexandra. "How odds of success got longer for Morgan Stanley's casino plan." *Wall Street Journal*, April 5, 2010.

"Atlantic City Revel casino 'very close' to $1B deal with China to complete project." *Associated Press*, March 31, 2010.

Berzon, Alexandra, "How odds of success got longer for Morgan Stanley's casino plan." *Wall Street Journal*, April 5, 2010.

Parmley, Suzette. "L.A. firm bids for MGM's 50% stake in Borgata." *Philadelphia Inquirer*, November 3, 2010.

Daily slot win, daily table win, % non-gaming revenue, comp rate and EBITDA margin are all taken from Greff, Joseph, "Boyd Gaming Group." JP Morgan, August 9, 2010.

Wittkowski, Donald, "Revel CEO confident firm will secure $1.3 billion in financing for unfinished casino." *Press of Atlantic City*, November 6, 2010.

Note, the interest rates correspond to the first and second tranche, for example, "[illegible] / 12.5%" means [illegible] on the first tranche and 12.5% on the second.

Unite Here Gaming Research Issues Investor Alert and Launches Website on Revel Entertainment's Atlantic City Casino Project

Thursday November 11, 2010 - 15:50 PM EST

Source: Business Wire News Releases
Author: Unite Here

Click here to read the original story

Responding to the dearth of independent research on the Revel casino project as it prepares for a $1.3 billion high-yield debt offering, Unite Here Gaming Research today issued its first report on Revel Entertainment, and launched www.revelwatch.org, a website providing an independent source of information on the Atlantic City casino project.

The report analyzes the significant risks to investors associated with Revel's debt offering, including 1) Revel may have trouble making interest payments on the debt; 2) a potential major labor dispute with South Jersey's largest labor union, Unite Here Local 54; and 3) the likelihood, in the event of a default by Revel, that investors would be unable to recover significant value due to declining property values in Atlantic City.

"Given the paucity of independent analysis and information available on this project, especially the potential for a labor dispute, we felt it was important to create a resource that would be available for all stakeholders in the project," said Ben Begleiter, senior research analyst for Unite Here.

The website will satisfy the need for up-to-date information on this project, providing critical information for prospective investors, lenders, residents, and other stakeholders so they can make an informed decision about their respective involvement and support of the casino project.

www.revelwatch.org will provide breaking news and detailed information not available anywhere else. The website will also provide continuing coverage of the project's risks, including the likelihood of major labor unrest.

Visitors to the website can register for breaking news updates.

Revel's majority owner, Morgan Stanley (NYSE: MS), recently wrote down its $1.2 billion investment in Revel to just $40 million and announced plans to sell its stake in the casino.

UNITE HERE Local 54 represents workers at all 11 casinos in Atlantic City. In 2004, Local 54 waged a 34 day strike at seven Atlantic City casinos, the longest strike in Atlantic City history. In 2007, Local 54 opposed the license renewal of the Tropicana Casino and Resort in Atlantic City.

Contacts:

Unite Here
Ben Begleiter 609-344-5400 x.111
bbegleiter@unitehere.org

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Exhibit C

THIS IS WHAT THE REAL CASINO UNION CAN DO FOR YOU:

CULINARY & BARTENDERS UNION CONTRACT
AT CASINOS ON THE LAS VEGAS STRIP

HIGHER WAGES	• Cocktail Server: 12.67 • Bartender: $17.04 • Cook: $18.70 • Kitchen Worker: $16.04 • Housekeeper $15.80
BETTER HEALTH INSURANCE	Workers pay nothing out of their paychecks for the best health plan in Nevada, which includes family coverage, vision, dental, and a free pharmacy.
STRONGER JOB SECURITY	Workers are protected against losing their jobs when casinos subcontract out restaurants or departments.
GUARANTEED WORKWEEK	Workers who are scheduled and report to work must be paid for their full shifts. They cannot be sent home early without pay if business is slow.

Penn National, the new owner of The M Resort, might introduce you to *another* union that is NOT the Culinary and Bartenders.

DON'T BE FOOLED!

FIND OUT HOW TO JOIN THE REAL CASINO UNION!


CULINARY
WORKERS
UNION, LOCAL 226

Call Us at 386-5277!

Culinary Workers Local 226 & Bartenders Local 165



ESTO ES LO QUE LA VERDADERA UNIÓN DE CASINOS PUEDE HACER POR USTED:

CONTRATO SINDICAL DE LA CULINARIA Y LOS CANTINEROS
EN LOS CASINOS DEL STRIP DE LAS VEGAS

MAYORES SUELDOS	• Coctelera: $12.67 • Cantinero: $17.04 • Cocinero: $18.70 • Empleado de Cocina: $16.04 • Camarera: $15.80
MEJOR SEGURO MÉDICO	Los trabajadores no pagan nada de sus cheques salariales por el mejor seguro médico en Nevada, el cual incluye cobertura familiar, de la vista, dental, y una farmacia gratuita.
SEGURIDAD LABORAL MÁS FIRME	Los trabajadores están protegidos para no perder sus empleos cuando los casinos sub-contratan sus restaurantes o departamentos.
SEMANA DE TRABAJO GARANTIZADA	Los empleados que están en el horario y se presentan a trabajar deben recibir el pago de su turno completo. No pueden ser enviados a casa temprano sin pago si el trabajo está despacio .

Penn National, el nuevo propietario del M Resort, quizás le presente a usted *otro* sindicato que NO es la Culinaria y los Cantineros.

¡NO SE DEJE ENGAÑAR!

¡ENTÉRESE DE CÓMO AFILIARSE A LA VERDADERA UNIÓN DE CASINOS!


CULINARY
WORKERS
UNION, LOCAL 226

¡Llámenos al 386-5277!

Culinary Workers Local 226 & Bartenders Local 165

